As filed with the Securities and Exchange Commission on May 26, 2006

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

METALS USA HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	5051	20-3779274
(State or other jurisdiction of Incorporation)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Riverway, Suite 1100

Houston, Texas 77056

(713) 965-0990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John A. Hageman

Senior Vice President and Chief Legal Officer

One Riverway, Suite 1100

Houston, Texas 77056

(713) 965-0990

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew J. Nussbaum	LizabethAnn R. Eisen
Wachtell, Lipton, Rosen & Katz	Cravath, Swaine & Moore LLP
51 West 52nd Street	825 Eighth Avenue
New York, New York 10019	New York, New York 10019
(212) 403-1000	(212) 474-1000

Approximate date of commencement of proposed sale of securities to the public:    As promptly as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common Stock, $0.01 par value(2)	$200,000,000	$21,400.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of Common Stock subject to the underwriters’ over-allotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion. Dated May 26, 2006

                     Shares

Metals USA Holdings Corp.

Common Stock

This is an initial public offering of shares of common stock of Metals USA Holdings Corp., which was formerly named Flag Holdings Corporation. All of the shares of common stock are being sold by the company.

We intend to use approximately $             million of the net proceeds from the shares being sold in this offering to pay a cash dividend of approximately $             million to our existing stockholders, and approximately $             million of the net proceeds to repay a portion of the amounts drawn under the six-year $450.0 million senior secured asset-based revolving credit facility of Metals USA, Inc., our indirect subsidiary.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our common stock on The New York Stock Exchange under the symbol “MUX.”

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount. We intend to use the net proceeds from any shares of our common stock sold pursuant to the underwriters’ over-allotment option for general corporate purposes.

Investing in our common stock involves risks. See “ Risk Factors” on page 19.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Metals USA Holdings Corp.
Per Share	$	$	$
Total	$	$	$

The underwriters expect to deliver the shares against payment in New York, New York on                              , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.	Credit Suisse	CIBC World Markets

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                                         , 2006 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our expectations with respect to our acquisition activity;

•	our substantial indebtedness described in this prospectus;

•	supply, demand, prices and other market conditions for steel and other commodities;

•	the timing and extent of changes in commodity prices;

•	the effects of competition in our business lines;

•	the condition of the steel and metal markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

•	the ability of our counterparties to satisfy their financial commitments;

•	tariffs and other government regulations relating to our products and services;

•	operational factors affecting the ongoing commercial operations of our facilities, including catastrophic weather-related damage, regulatory approvals, permit issues, unscheduled blackouts, outages or repairs, unanticipated changes in fuel costs or availability of fuel emission credits or workforce issues;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) tightly and generate earnings and cash flow; and

•	general political conditions and developments in the United States and in foreign countries whose affairs affect supply, demand and markets for steel, other metals and metal products.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters

i

referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, this prospectus includes market share and industry data that we prepared primarily based on our knowledge of the industry and industry data. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates and have not been verified by independent sources. Unless otherwise noted, all information regarding our market share is based on the latest available data, which in some cases may be several years old, and all references to market shares refer to both revenue and volume.

ii

PROSPECTUS SUMMARY

This summary highlights all material information appearing elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that you should consider before investing in our common stock and you should carefully read the entire prospectus, including the financial data and related notes and the information presented under the caption “Risk Factors.”

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to (a) “Metals USA Holdings,” the “company,” “we,” “our,” and “us” refer collectively to (1) Metals USA, Inc. and its subsidiaries on a consolidated basis prior to the consummation of the Merger described below and (2) Metals USA Holdings Corp., which was formerly named Flag Holdings Corporation, Flag Intermediate Holdings Corporation, Metals USA, Inc. and Metals USA, Inc.’s subsidiaries on a consolidated basis after the consummation of the Apollo Transaction described below, and (b) “Metals USA” refers collectively to Metals USA, Inc. and its subsidiaries.

Our Company

As one of the largest metals service center businesses in the United States, we are a leading provider and distributor of value-added processed carbon steel, stainless steel, aluminum, red metals and manufactured metal components. We are an important intermediary between primary metals producers, which produce and sell large volumes of metals in a limited number of sizes and configurations, and end-users, such as contractors and original equipment manufacturers, which we refer to in this prospectus as “OEMs,” which often require smaller quantities of more customized products delivered on a just-in-time basis. We earn a margin over the cost of metal based upon value-added processing enhancements, which adds stability to our financial results and significantly reduces our earnings volatility relative to metals producers. In addition to our metals service center and distribution activities, we have a building products business, which supplies a range of products to the residential remodeling industry. We recently completed two acquisitions to bolster the market position and organic growth of our service center and building products businesses and have an active pipeline of additional acquisition targets. See “—Recent Developments.” As of the date of this prospectus, we served more than 30,000 customers annually from 80 operating locations throughout the United States and Canada.

Our business is divided into three primary operating groups: Plates and Shapes Group; Flat Rolled Group; and Building Products Group:

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Plates and Shapes Group (42% of 2005 net sales). We believe we are one of the largest distributors of metal plates and shapes in the United States. The products we sell include wide-flange beams, plate, tubing, angles, bars and other structural shapes in a number of alloy grades and sizes. Additional processing we provide includes blasting and painting, tee-splitting, cambering, leveling, cutting, sawing, punching, drilling, beveling, surface grinding, bending and shearing. The majority of our products are sold to a diversified customer base, including a number of small customers who purchase products in small order sizes and require just-in-time delivery. Our Plates and Shapes customers generally operate in a limited geographic region and are primarily in the fabrication, construction, machinery and equipment, transportation and energy industries. In May 2006, we completed the acquisition of Port City Metal Services, Inc., which we refer to in this prospectus as “Port City,” a high-value-added plates processing facility located in Tulsa, Oklahoma, that bolsters our presence in the construction and oil-field services sector. See “—Recent Developments.” We serve our customers from 22 metals service centers located primarily in the southern and eastern half of the United States with each center close to its metal suppliers and customers.

•	Flat Rolled Group (46% of 2005 net sales). The Flat Rolled Group’s products include carbon and stainless steel, aluminum, brass and copper in a number of alloy grades and sizes. As relatively few end-users can handle metal in the form shipped by mills (sizes less than a quarter of an inch in thickness in continuous coils that typically weigh 40,000 to 60,000 pounds), substantially all materials sold by our Flat Rolled Group undergo value-added processing including precision blanking, slitting, shearing, punching, bending and leveling. Our customers are primarily in the electrical manufacturing, fabrication, furniture, appliance manufacturing, machinery and equipment and transportation industries and include many larger customers (a number of whom purchase through pricing agreements or contractual arrangements) who value the high-quality products that we provide together with our customer service and reliability. We serve our customers from 12 metals service centers in the midwestern and southern regions of the United States, that are located near our metal suppliers and our customers.

•	Building Products Group (12% of 2005 net sales). The Building Products Group’s operations and end-markets significantly differ from those of our metals service center business. Approximately 95% of our Building Products Group sales are attributable to the residential remodeling industry. The Building Products Group primarily manufactures and sells sunrooms, roofing products, awnings and solariums for use in residential applications. Because these products are used in residential remodeling, their demand is not correlated to housing starts or interest rates, nor are their prices subject to fluctuations in the demand or price of metal. Most customers of this group are in the home improvement, construction, wholesale trade and building material industries. We believe we are one of only a few suppliers with national scale in the products we manufacture and distribute. We generally distribute our products through a network of independent distributors and home improvement contractors, and as of the date of this prospectus, we operate through 19 manufacturing locations and 27 sales and distribution facilities throughout the southern and western regions of the United States and Canada. In May 2006, we completed the acquisition of Dura-Loc Roofing System, Ltd, which we refer to in this prospectus as “Dura-Loc,” a metal roofing manufacturer and distributor headquartered near Toronto, Ontario, Canada that we believe broadens our footprint and solidifies our position as one of the largest stone-coated metal roofing manufacturers in North America. See “—Recent Developments.”

Industry Overview

Our operations focus on two industry segments: the metals service center business, which includes the Plates and Shapes Group and the Flat Rolled Group, and the buildings products segment, which includes our Buildings Products Group.

•	Metals Service Centers. In contrast to primary metals producers, who generally produce and sell a limited number of products in large volumes, metals service centers provide customization of metals in a wide range of products and volumes as well as assist in just-in-time delivery to our customers, who are end-users, such as contractors and OEMs. End-users incorporate processed metals into finished products, in some cases with little further modification. The service center industry is highly fragmented, with as many as 5,000 participants throughout North America, and generated more than $115 billion in net sales in 2005. Metals service centers accounted for approximately one quarter of U.S. steel shipments in 2005 based on volume, a market share which has been relatively constant for the last 15 years.

We believe that both primary metals producers and end-users are increasingly seeking to have their metals processing and inventory management requirements met by value-added metals service centers. Primary metals producers, as they have consolidated, increasingly require service centers and processors to perform value-added services for end customers. As a result, most end-users cannot obtain processed products directly from primary metals producers which results in over 300,000 OEMs, contractors and fabricators nationwide often relying on service centers. End-users have recognized that outsourcing their customized metals processing and inventory requirements has economic advantages as it allows them to reduce total production costs by shifting the responsibility for pre-production processing to service centers, which have greater efficiencies in performing these processing services.

Value-added service centers, including ourselves, have benefited from growing customer demand for inventory management and just-in-time delivery services. These supply-chain services, which are normally not provided by primary metals producers, enable end-users to reduce input costs, decrease capital required for inventory and equipment and save time, labor and other expenses.

The metals services industry has been consolidating due to the economies of scale and other advantages that the larger metals service centers enjoy. For example, primary metals producers appear to be reducing their operating costs by limiting the number of service centers with which they do business and end-users increasingly are seeking larger service centers capable of providing sophisticated processing services. We believe larger and better capitalized companies, like us, enjoy significant advantages over smaller companies in areas such as obtaining higher discounts associated with volume purchases, the ability to service customers with operations in multiple locations and the use of more sophisticated information systems.

•	Building Products. The residential remodeling industry has experienced strong and steady growth over the last ten years and, we believe, is poised for continued growth in the future. The Home Improvement Research Institute estimates that homeowners and rental property owners spend approximately $290 billion annually on remodeling their homes, which accounts for over 40% of all residential construction and improvement spending. Industry growth has been due to a number of macroeconomic and demographic factors (many of which we expect to continue), including rising disposable incomes, increased rates of house ownership and the aging of the domestic home supply. As Americans continue to improve and upgrade their homes, we believe an increasing number will turn to remodeling as a cost-effective alternative, including the installation or replacement of popular products such as pool enclosures, lattices, patio covers, sunrooms and roofing, all of which we manufacture and distribute.

Our Competitive Strengths

Our competitive strengths include:

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Leading Market Position Provides Platform for Growth. We are one of the leading participants in most of the markets we serve, which gives us an excellent platform to make strategic acquisitions that will further enhance our strong market position. We have 80 operating facilities in total, which are focused by group on specific regions, giving us leading positions in each market in which we participate. The service center and building products industries are both highly fragmented, which we believe will provide us with opportunities to generate meaningful synergies through add-on acquisitions. In late-2005, we established and trained a dedicated acquisitions team that is responsible for identifying, evaluating, executing, integrating and monitoring acquisitions. We completed two acquisitions of companies focusing on higher margin plates and shapes processing and building products in our Plates and Shapes Group and Building Products Group, respectively, in the second quarter of this year and have an active pipeline of additional acquisition opportunities that we continue to explore. See “—Recent Developments” and “Risk Factors—Risks Related to Our Business—We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.”

•	Margin Over Metal Creates Financial Stability. Our metals service centers are an important intermediary between large metals producers and smaller end-users, which allows us to utilize a “cost plus” business model. Our cost plus business model allows us to earn a margin over the cost of metal for the value-added processing enhancements we add to our products. As a result, over time, we are able to pass along changes in metal prices to our customers. Given that metal costs typically and currently represent approximately 75% of our net sales, our ability to pass through changes in pricing and our cost plus business model significantly reduce the volatility of our earnings and free cash flow relative to metals producers.

•	Diversified Customer Base and End-Markets. Our three groups supply a broad range of products to a large, diversified customer base (over 30,000 customers per year) which serves a variety of end-markets and industries (as set forth in the chart below), including fabricated metal products, industry machinery & equipment, home improvement and electrical equipment, among others. The automotive sector, where we sell only to primary and secondary parts suppliers, represented less than 4% of our net sales in 2005. No single customer accounted for more than 3% of our net sales in 2005, while our ten largest customers represented less than 12% of our net sales in 2005. We are also diversified on a geographic market basis, with each of our groups focusing on distinct geographic regions, protecting us against regional fluctuations in demand.

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Broad Product Offering with Superior Customer Service. Our broad range of high-quality products and customized value-added services allows us to offer one-stop shopping to our customers, which we believe provides a significant competitive advantage over smaller service centers (which generally stock fewer products than we do). We seek strong relationships with our customers through regular interaction between our field sales force and our customers, allowing us to better assess their supply chain requirements, offer just-in-time delivery and respond to short lead-time orders. Our ability to provide leading customer service is enhanced by the breadth of our geographic footprint, as a substantial portion of our customers are located within 250 miles of a facility, allowing us to provide critical value-added services with short turnaround times. We believe the quality of our products and timeliness and reliability of our service have resulted in increased customer loyalty and have significantly enhanced our marketing efforts to new customers.

•	State-of-the-Art Processing Facilities. Our state-of-the-art processing facilities provide a significant advantage over smaller metals service centers that do not have the capital resources to invest in value-added equipment. We recently increased our laser and plasma cutting, painting and other value-added capabilities at select locations, further increasing our ability to quickly and efficiently process metals to customer specified requirements. Our new Port City facility further increases our ability to provide high-value-added and technologically advanced plates and shapes processing. Our value-added services enable our customers to improve their manufacturing processes while also reducing their total cost of manufacturing.

•	Strong Relationships with Key Suppliers. We have established strong relationships with large domestic and international metal suppliers. Because we are a significant customer of our major suppliers, we obtain volume discounts and can obtain metal materials in periods of tight supply. For instance, our strong relationships and large purchasing volumes enabled us to maintain ample access to metal when supply became constrained during 2004. Our negotiation of purchase agreements with suppliers is centralized to leverage our buying power and global market insights.

•	Skilled Inventory Management. We manage our inventory to minimize our investment in working capital while maintaining sufficient stock to respond quickly to customer orders. Our inventory and processing services are tailored to the needs of the market where a particular service center is located and our service centers share inventory with each other, thereby improving inventory management and customer service. All of our groups utilize management information systems and computer-aided manufacturing technology to track and allocate inventory on a real-time basis. These advanced information systems combined with our strong regional footprint allow our service centers to lower their overall inventories without limiting our ability to meet our customers’ needs through the sharing of inventory. We believe that our decentralized inventory management processes, monitored by senior leadership with their global market insights, and our recently improved capital structure flexibility have allowed us to react more quickly than most of our competitors to changing metals prices and customer needs, thereby optimizing our use of working capital. Also, due to the countercyclical nature of cash flows in our business, by proactively managing inventory, we have been able to generate significant earnings during rising metal price environments and generate significant free cash flow in declining metal price environments.

•	Experienced and Proven Management Team. We have a seasoned senior management team which, on average, has over 20 years of experience in the metals industry and has a deep understanding of the dynamics between the various levels of the supply chain. Our President, Chief Executive Officer and Chairman, C. Lourenço Gonçalves, has 25 years of experience in the metals industry, including as Chief Executive Officer of California Steel Industries (the largest U.S. steel slab re-roller, which we refer to in this prospectus as “CSI”) which had many of the same value chain dynamics as a service center. Under his leadership, we have implemented a number of operational improvements that have significantly improved our performance. In the last year, we have continued to attract, add and promote quality management talent. Robert McPherson became Chief Financial Officer in December 2005 and Joe Longo, David Martens and Gerard Papazian assumed their new responsibilities as the presidents of the Plates and Shapes Group East, Plates and Shapes Group West and the Building Products Group, respectively. See “Management.”

Our Strategy

Our business strategy includes focusing on the following:

•	Increase Our Market Share of Higher Margin Products. We will maintain our focus on selling higher margin products such as non-ferrous metals as well as products that require significant value-added processing or that are highly customized. This focus will enable us to further leverage our state-of-the-art processing facilities and provide higher margin value-added processing functions such as precision blanking, laser and plasma cutting and painting. We believe this will also enable us to fulfill a greater proportion of our customers’ processing requirements and lead to an increased stability in the demand for our products and services. Both acquisitions completed in May 2006 further this goal.

•	Expand Value-Added Services Provided to Customers. We are focused on expanding the range of our value-added services to enhance our relationships with existing customers and to build new customer relationships. We believe customers recognize the benefit from our ability to provide value-added services, including our new supply chain solutions, and that there are significant opportunities to expand the range of such services in areas such as processing equipment, inventory management and logistics systems. We believe that our size, organizational structure and operating expertise enable us to better provide these value-added services and further differentiate ourselves from smaller metals service centers.

•	Execute Strategic Acquisitions to Improve Market Position. We will continue to look for value-added businesses that we can acquire at reasonable prices. To drive this effort, in late-2005, we combined experienced metals industry veterans and deal professionals to form a dedicated acquisitions team. The team has identified and closed two acquisitions to date in 2006, which have bolstered our position in the Plates and Shapes market in the south-central United States and the Building Products market in the northeastern United States. We believe that we were able to acquire these two businesses at reasonable prices and that they will generate meaningful strategic and financial synergies. Our acquisitions team is currently evaluating several additional transactions that complement the higher margin and fastest growing portions of our business. See “—Recent Developments” and “Risk Factors—Risks Related to Our Business—We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.”

•	Capitalize on Changing Market Dynamics and Increasing Demands. As one of the largest metals service centers in the U.S., we intend to use our significant resources to exploit the opportunities presented by the consolidation of steel producers and the fragmentation of our customer base. Steel producers continue to seek long-term relationships with metals service centers that have access to numerous customers, while customers are seeking relationships with metals service centers that can provide a reliable source of high-quality products combined with value-added services. In light of current economic conditions, we believe that demand for products manufactured by our customers will be robust. This increase in end-market demand will drive increased sales of our products and, when combined with the initiatives we have proactively taken to increase the value-added nature of our product mix, is expected to further enhance our profitability and free cash flow.

•	Maintain Strong Focus on Inventory Management. We will continue managing our inventory to maximize our profitability and cash flow while maintaining sufficient inventory to respond quickly to customer orders. In addition, we intend to further integrate our salespeople and operating employees into the operations of our customers to enhance our visibility into in-process orders and allow us to further improve our just-in-time delivery and customer service.

•	Continue to Focus on Improving the Performance of Our Building Products Group. In August 2004, we undertook a restructuring to focus the Building Products Group on the steadily growing residential remodeling industry. As part of this restructuring, we closed 11 underperforming locations, expanded our production capabilities and reduced the operating cost structure of the group. Since that time, the financial performance of the group has improved significantly. We expect it to become an increasingly larger part of our business as we continue to capitalize on the benefits resulting from the restructuring and take advantage of the attractive fundamentals of the residential remodeling industry.

Risk Factors

Despite our competitive strengths discussed elsewhere in this prospectus, investing in our common stock involves substantial risk. Among others, we are exposed to risks relating to the demand for our goods and services, our supply of raw materials, the competitive and fragmented industry in which we operate and the debt component in our capital structure.

Demand for our goods and services can be adversely affected by many factors, including:

•	competition;

•	downturns in economic cycles, which are difficult to predict and to manage, in the numerous industries we service;

•	significant increases or decreases in the prices for the goods and services we provide to our customers; and

•	impediments to our ability to provide goods and services in a timely manner.

A material interruption in our supply of raw materials could damage our customer relationships. Supply interruptions could result from, among other things, increases in demand for (or reductions in supplies of) a particular raw material or changes in our relationships with our suppliers.

We are in a highly competitive industry. Some of our competitors’ financial resources are more significant than ours, which can enhance our competitors’ ability to access reliable supplies of raw materials, offer customers lower prices and hire and maintain an effective work force.

Our business strategy contemplates a capital structure with leverage, which may be substantial from time to time. The more debt we incur, the more vulnerable we may become to economic cycles, competition and other risks related to our business and our strategy. Increases in debt result in increases in interest costs, exposure to liquidity concerns and limitations on our activities. In addition to providing for scheduled and unscheduled principal repayments, credit agreements, indentures and other credit arrangements impose restrictions on our activities, including our ability to acquire or dispose of assets, repay or incur debt, issue equity, or declare or pay dividends.

The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

The Apollo Transaction

On November 30, 2005, Flag Acquisition Corporation, a Delaware corporation, which in turn was a wholly-owned subsidiary of Metals USA Holdings Corp., merged with and into Metals USA, with Metals USA as the surviving company. This merger is referred to in this prospectus as the “Merger.” Metals USA is wholly-owned by Flag Intermediate Holdings Corporation, a Delaware corporation, which we refer to in this prospectus as “Flag Intermediate,” and which is our wholly-owned subsidiary. Metals USA Holdings was formed by Apollo Management V, L.P. (which we refer to in this prospectus as “Apollo Management” and, together with its affiliated investment management entities, “Apollo”) solely for the purpose of consummating the Merger, and it has no assets, obligations, employees or operations other than those resulting from the Merger and this offering. All of our operations are conducted by Metals USA.

In connection with the Merger, (a) Metals USA entered into a six-year $450.0 million senior secured asset-based revolving credit facility at the effective time of the Merger, which we refer to in this prospectus as the “ABL facility,” and (b) Flag Acquisition Corporation completed a private placement of $275.0 million aggregate principal amount of its 11 1/8% senior secured notes due 2015, which we refer to in this prospectus as the “old notes,” and Metals USA, pursuant to the Merger, assumed all liabilities of Flag Acquisition pursuant to the old notes. By means of a separate prospectus, Metals USA intends to offer to exchange up to $275.0 million aggregate principal amount of 11 1/8% senior secured notes due 2015, that will have been registered under the Securities Act of 1933, which we refer to in this prospectus as the “exchange notes” and, together with the old notes, the “notes,” for an equal principal amount of the old notes. This prospectus shall not be deemed to be an offer to exchange the old notes. See “Description of Certain Indebtedness—11 1/8% Senior Secured Notes of Metals USA.”

In addition, at the effective time of the Merger, Apollo and certain members of management of Metals USA contributed $140.0 million to Metals USA Holdings in exchange for common stock of Metals USA Holdings. The proceeds from the issuance of the old notes, borrowings under the ABL facility, and the equity investment by Apollo and our management members were used to pay the Merger consideration to the previous equity holders of Metals USA, to paydown certain existing debt of Metals USA, and to pay transaction expenses related to the Merger, including $6.0 million of transaction fees paid to Apollo. The issuance of the old notes, the borrowings under the ABL facility on the date of the Merger, the equity investment by Apollo and our management members, the Merger and other related transactions are collectively referred to in this prospectus as the “Apollo Transaction.”

Ownership and Organizational Structure

The following diagram sets forth our ownership and organizational structure as of immediately following the completion of this offering (ownership percentages are given assuming the underwriters do not exercise their option to purchase additional shares). The diagram below does not display all of our subsidiaries.

Recent Developments

On May 17, 2006, Metals USA purchased all of the assets and business operations of Port City, located in Tulsa, Oklahoma, for approximately $41.3 million, which includes a $5.0 million contingent payout that may be made in 2009 or earlier, subject to certain performance criteria. Founded in 1977, Port City is a value-added processor of steel plate. Port City has experienced very strong sales growth over the past few years with sales in excess of $47 million in 2005. Port City uses cutting-edge technologies in laser, plasma and oxyfuel burning, braking and rolling, drilling and machining, and welding to service its customers. Port City’s range and depth of processing capabilities are highly complementary to the capital investments we have already made in the Plates and Shapes Group and we believe positions us to be the pre-eminent plate processor in the southern United States. Port City operates out of a 486,000 square foot facility and has over 110 full-time employees. Port City’s customers are predominately manufacturers of cranes and other heavy equipment, heat exchangers, and equipment specifically focused on the oil and gas industry. Port City has traditionally purchased metal from service centers and we believe we will gain immediate benefits by consolidating its metal needs into our overall purchasing process. We also expect to realize immediate benefits by selling Port City’s high-value-added products through our sales force and to our existing customer base. We believe Port City is an important addition to the south-central region of our Plates and Shapes Group.

On May 12, 2006, Metals USA purchased all of the assets and operations of Dura-Loc, which has one manufacturing facility located near Toronto, Ontario, Canada and a sales and distribution facility located in California, for approximately $10.4 million Canadian dollars (or approximately U.S. $9.4 million). Dura-Loc, which was established in 1984, is one of the leading stone-coated metal roof manufacturers in North America, and Dura-Loc is also the only manufacturer of such products located in the southern and eastern half of North America, a market not yet fully developed for the high-end, stone-coated metal products we produce. Dura-Loc had sales of $12.8 million Canadian dollars (or approximately U.S. $11.3 million) during calendar year 2005 utilizing only one product crew. We believe this acquisition gives us significant additional capacity located in a potentially high growth market and that, by transforming Dura-Loc’s production processes to our methodologies, we can reduce Dura-Loc’s cost of production, further improving the benefits of the purchase. We believe the addition of Dura-Loc to our stone-coated metal roofing division, Gerard Roofing Technology, provides us with a more economic and efficient way to gain access to an expanded product mix and leverages the combined sales force and research and development personnel, thereby solidifying our position as one of the largest stone-coated metal roofing manufacturers in North America.

We refer to the acquisitions of Port City and Dura-Loc together as the “recent acquisitions.”

On May 23, 2006, we declared a $25 million dividend to our stockholders of record as of that date, which we paid on May 24, 2006, which we refer to in this prospectus as the “May 2006 dividend.”

Principal Stockholder

Apollo was founded in 1990 and is among the most active and successful private equity investment firms in the United States in terms of both number of investment transactions completed and aggregate dollars invested. Since its inception, Apollo has managed investments in excess of $13 billion in capital in corporate transactions in a wide variety of industries, both domestically and internationally. Companies owned or controlled by Apollo or in which Apollo has a significant equity investment include, among others, Educate, Inc., Goodman Global, Inc., Hexion Specialty Chemicals, Inc., Nalco Company and United Agri Products.

Metals USA Holdings

Metals USA Holdings Corp., which was formerly named Flag Holdings Corporation, was incorporated in Delaware on May 9, 2005 in connection with the Apollo Transaction. The principal executive offices of Metals USA Holdings Corp. are at One Riverway, Suite 1100, Houston, Texas 77056, and the telephone number is (713) 965-0990.

We also maintain an internet site at http://www.metalsusa.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

Metals USA was incorporated in Delaware on July 3, 1996, and began operations upon completion of an initial public offering on July 11, 1997. On November 14, 2001, Metals USA filed for voluntary protection from its creditors under Chapter 11 of the United States Bankruptcy laws. It emerged from bankruptcy as a public company on October 31, 2002. Metals USA Holdings acquired Metals USA on November 30, 2005.

The Offering

Common stock offered by us	shares

Shares of our common stock to be outstanding immediately following this offering	shares (including shares that will be sold to the underwriters if they exercise their over-allotment option in full)

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $             million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $             per share, which represents the mid-point of the range set forth on the cover page of this prospectus.

As described in “Use of Proceeds” and “Dividend Policy,” we intend to use:

•	approximately $ million to pay a special dividend to our existing stockholders, which include Apollo and certain members of our management;

•	approximately $ million to repay a portion of the outstanding amounts drawn under the ABL facility, plus accrued and unpaid interest to the date of repayment (which accrued interest we estimate to be approximately $ million at the time of the closing of this offering); and

•	approximately $ million for estimated fees and expenses, with any balance to be used for general corporate purposes, including to pay $ million to Apollo in connection with the termination of the current management agreement we have with Apollo and the related transaction fee. See “Certain Relationships and Related Party Transactions—Apollo Management Agreements.”

We intend to use net proceeds from any shares of our common stock sold pursuant to the underwriters’ over-allotment option for general corporate purposes. For sensitivity analyses as to the offering price and other information, see “Use of Proceeds” and “Dividend Policy.”

Dividends

We intend to declare and pay to our existing stockholders two special dividends described in “Use of Proceeds” and “Dividend Policy.” Other than the special dividends, we do not anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on The New York Stock Exchange under the trading symbol “MUX.”

Other Information About This Prospectus

The information in this prospectus, unless otherwise indicated:

•	assumes that we will issue a stock dividend of shares of common stock to our existing stockholders prior to the consummation of this offering;

•	does not take into account the exercise by the underwriters of their over-allotment option; and

•	does not give effect to the issuance of the following:

•	1,002,311 shares of our common stock issuable upon the exercise of options that will be outstanding, under our Amended and Restated 2005 Stock Incentive Plan, upon consummation of this offering, 561,156 of which we expect will likely vest upon consummation of this offering, at an exercise price of approximately $ per share; or

•	397,689 shares of our common stock which may be issued upon the exercise of options reserved for future issuance under our Amended and Restated 2005 Stock Incentive Plan.

SUMMARY HISTORICAL CONSOLIDATED AND

PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Set forth below is summary historical consolidated financial data and summary unaudited pro forma condensed combined financial data of our business, as of the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2004 and for each of the two years in the period ended December 31, 2004 and for the period from January 1, 2005 to November 30, 2005 for the Predecessor Company discussed below and as of December 31, 2005 and for the period from May 9, 2005 to December 31, 2005 for the Successor Company discussed below have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The Successor Company had no assets and conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. The summary historical consolidated financial data as of December 31, 2003 presented in this table have been derived from our audited consolidated financial statements not included in this prospectus. The summary historical consolidated financial data for the three months ended March 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The March 31, 2005 and 2006 financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

The summary unaudited pro forma condensed combined statements of operations and other financial data for the year ended December 31, 2005 and the three month period ended March 31, 2006, give effect to the Apollo Transaction, the May 2006 dividend, the stock dividend and this offering, including the application of the net proceeds hereof, in each case, as if they had occurred on January 1, 2005. The summary unaudited pro forma condensed combined balance sheet as of March 31, 2006 gives effect to the Apollo Transaction, the May 2006 dividend, the stock dividend and this offering, including the application of the net proceeds hereof, in each case, as if they had occurred on March 31, 2006. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The summary unaudited pro forma condensed combined financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Apollo Transaction, the May 2006 dividend, the stock dividend and this offering, including the application of the net proceeds hereof, had occurred at any date, and such data do not purport to project the results of operations for any future period.

After the consummation of the Apollo Transaction, Metals USA Holdings, along with its consolidated subsidiaries, are referred to collectively in this prospectus as the “Successor Company.” Prior to the consummation of the Apollo Transaction, Metals USA, along with its consolidated subsidiaries, are referred to collectively in this prospectus as the “Predecessor Company.” We applied Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) on November 30, 2005, or the closing date of the Merger, and as a result, the Merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor Company. As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of the Predecessor Company.

As a result of purchase accounting for the Apollo Transaction, the Merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor Company. The fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the one-month period ended December 31, 2005, the Successor Company’s operating costs and expenses increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. For the three-month period ended March 31, 2006, the Successor Company’s operating costs and expenses increased by $14.0 million ($10.8 million for cost of sales and $3.2 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded.

The pro forma adjustments relating to the Apollo Transaction are based on preliminary estimates of the fair value of the consideration provided, estimates of the fair values of assets acquired and liabilities assumed and available information and assumptions. The final determination of fair value could result in changes to the pro forma adjustments and the pro forma data included herein.

The summary historical consolidated and unaudited pro forma condensed combined financial data should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Historical	Pro Forma	Historical	Pro Forma
Predecessor Company	Successor Company	Predecessor Company	Successor Company
Year Ended December 31,	Period from January 1, 2005 to November 30,	Period from May 9, 2005 (Date of Inception) to December 31,	Year Ended December 31,	Three Months Ended March 31,
2003	2004	2005	2005	2005	2005	2006	2006
(in millions, except per share data and shipments)
Operations Data:
Net sales(a)	$963.2	$1,509.8	$1,522.1	$116.9	$	$427.6	$429.6	$
Costs and expenses:
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	731.6	1,080.1	1,189.3	92.5	333.8	341.0
Operating and delivery	127.7	144.4	139.1	12.8	37.8	41.7
Selling, general and administrative	87.0	109.6	108.5	9.3	24.3	27.2
Depreciation and amortization(b)	0.5	2.0	3.1	1.4	0.7	4.2

Operating income (loss)	16.4	173.7	82.1	0.9	31.0	15.5
Interest expense	5.7	8.4	12.0	4.1	3.2	12.0
Other (income) expense	(2.0)	(2.5)	(0.1)	—	(0.2)	(0.1)

Income (loss) before taxes and discontinued operations	12.7	167.8	70.2	(3.2)	28.0	3.6
Provision (benefit) for income taxes	5.1	63.3	26.7	(1.2)	10.7	1.5

Net income (loss) before discontinued operations	7.6	104.5	43.5	(2.0)	17.3	2.1
Income (loss) from discontinued operations, net of taxes	(0.1)	—	—	—	—	—

Net income (loss)	$7.5	$104.5	$43.5	$(2.0)	$	$17.3	$2.1	$

Income (loss) per share(c):
Income (loss) per share—basic:
From continuing operations	$0.38	$5.17	$2.14	$(0.14)	$0.85	$0.15
From discontinued operations	(0.01)	—	—	—	—	—

Total	$0.37	$5.17	$2.14	$(0.14)	$0.85	$0.15
Income (loss) per share:
Income (loss) per share—diluted:	$0.37	$5.05	$2.05	$(0.14)	$0.83	$0.15
From continuing operations	—	—	—	—	—	—

From discontinued operations	$0.37	$5.05	$2.05	$(0.14)	$	$0.83	$0.15	$

Total
Number of common shares used in the per share calculations:
Basic	20.2	20.2	20.3	14.0	20.3	14.0
Diluted	20.3	20.7	21.2	14.0	20.9	14.0
Cash Flow Data:
Cash flows provided by (used in) operating activities	$26.9	$(128.6)	$170.1	$7.3	N/A	$(3.3)	$(0.1)	N/A
Cash flows provided by (used in) investing activities	(11.8)	(16.0)	(15.8)	(434.5)	N/A	(2.8)	(3.7)	N/A
Cash flows provided by (used in) financing activities	(10.0)	145.8	(120.7)	438.5	N/A	7.8	10.4	N/A
Other Operating Data:
Shipments (in thousands of tons)	1,288	1,502	1,332	107	365	385
Capital expenditures	17.5	17.4	15.9	4.4	2.8	3.7
Other Financial Data:
Deficiency of earnings to fixed charges	—	—	—	—	—	—
Ratio of earnings to fixed charges	2.2	x	13.3	x	5.1	x	0.3	x	7.1	x	1.3	x
Debt Covenant Compliance:
EBITDA(d)	$16.9	$175.7	$85.6	$2.4	$	$31.8	$19.9	$

Adjusted EBITDA(d)	$16.9	$180.7	$101.6	$7.0	$	$31.8	$31.3	$

	Predecessor Company		Successor Company	Successor Company	Pro Forma
	As of December 31,			As of March 31,
	2003	2004	2005	2006	2006
	(in millions)
Balance Sheet Data:
Cash	$11.4	$12.6	$11.3	$17.9
Total assets	407.2	710.0	795.3	823.0
Total debt(e)	118.7	270.6	473.5	483.9
Total liabilities(e)	206.6	381.8	662.9	687.9
Stockholders’ equity	200.6	328.2	132.4	135.1

(a)	Pro forma net sales does not reflect the net sales of Port City or Dura-Loc for the year ended December 31, 2005 or the three-months ended March 31, 2006, which were $47.9 million and $14.2 million for Port City and $11.3 million and $2.3 million for Dura-Loc, respectively. The financial information from the recent acquisitions is based on unaudited financial statements for each of Port City and Dura-Loc.
(b)	Excludes depreciation expense reflected in cost of sales for the Building Products Group.
(c)	As a result of the Merger, as discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, all outstanding common stock and options of the Predecessor Company were cancelled. On November 30, 2005, the Successor Company issued 14,000,000 shares of common stock. Pro forma and historical basic and diluted income (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Pro forma weighted average shares have been adjusted to reflect the stock dividend of shares and the sale of shares in connection with this offering. There were no antidilutive securities during the periods shown.
(d)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization and is used by management, together with Adjusted EBITDA, as a measure for certain performance-based bonus plans. Adjusted EBITDA, as contemplated by our credit documents, is used by our lenders for debt covenant compliance purposes. Adjusted EBITDA is EBITDA adjusted to eliminate management fees to related parties, one-time, non-recurring charges related to the use of purchase accounting, and other non-cash income or expenses, which are more particularly defined in our credit documents and the indenture governing the notes. Our credit documents and the indenture governing the notes require us to meet or exceed specified minimum financial measures before we will be permitted to consummate certain acts, such as complete acquisitions, declare or pay dividends and incur additional indebtedness, and one of the more significant measures contained in our credit documents and the indenture governing the notes is Adjusted EBITDA. We have presented EBITDA and Adjusted EBITDA on a pro forma basis since management plans on using EBITDA and Adjusted EBITDA as a benchmark for developing its ongoing measures for performance-based bonus plans and because our lenders plan on using EBITDA and Adjusted EBITDA in the manner described above. We believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA and Adjusted EBITDA are not recognized terms under generally accepted accounting principles, which we refer to in this prospectus as “GAAP,” should not be viewed in isolation and do not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and Adjusted EBITDA and using these non-GAAP financial measures as compared to the most directly comparable U.S. GAAP financial measures. For instance, EBITDA and Adjusted EBITDA do not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, neither EBITDA nor Adjusted EBITDA are intended to be a measure of free cash flow for management’s discretionary use, as neither considers certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures for other companies.

Below is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

	Historical				Pro Forma	Historical		Pro Forma
	Predecessor Company			Successor Company		Predecessor Company	Successor Company
	Year Ended December 31,		Period from January 1, 2005 to November 30,	Period from May 9, 2005 (Date of Inception) to December 31,	Year Ended December 31,	Three Months Ended March 31,
	2003	2004	2005	2005	2005	2005	2006	2006
				(in millions)
Net income (loss)	$7.5	$104.5	$43.5	$(2.0)	$	$17.3	$2.1	$
Depreciation and amortization	0.5	2.0	3.5	1.5		0.8	4.4
Interest expense	5.7	8.4	12.0	4.1		3.2	12.0
Provision (benefit) for income taxes	5.1	63.3	26.7	(1.2)		10.7	1.5
Other (income) expense	(2.0)	(2.5)	(0.1)	—		(0.2)	(0.1)
Net income (loss) from discontinued operations, net of taxes	0.1	—	—	—		—	—

EBITDA	16.9	175.7	85.6	2.4		31.8	19.9
Covenant defined adjustments:
Inventory purchase adjustments(1)	—	—	—	4.1		—	10.8
Stock options and grant expense(2)	—	—	15.0	0.4		—	0.3
Write-off prepaid expenses as result of Merger(3)	—	—	0.3	—		—	—
Effect of recent acquisitions(4)	—	—	—	—		—	—
Facilities closure(5)	—	5.0	—	—		—	—
Severance costs(6)	—	—	0.7	—		—	—
Management fees(7)	—	—	—	0.1		—	0.3

Adjusted EBITDA	$16.9	$180.7	$101.6	$7.0	$	$31.8	$31.3	$

Fixed charge coverage ratios(8)	N/A	N/A	N/A	N/A		N/A	1.69

(1)	As a result of management’s analysis and evaluation of the replacement cost of inventory as of the closing of the Apollo Transaction, a purchase accounting increase in the fair value of inventory of $14.9 million was recorded as of December 1, 2005, with $4.1 million of that amount charged to cost of sales in December 2005 and $10.8 million charged to cost of sales in the first quarter of 2006.
(2)	The Predecessor Company paid $14.6 million on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards. Those amounts were recorded as an administrative expense during the period from January 1, 2005 to November 30, 2005. The remaining stock options and grant expense represented non-cash charges to expense.
(3)	These prepaid amounts were written off as a result of the Apollo Transaction.
(4)	Amount represents incremental EBITDA from the recent acquisitions as if they had taken place on January 1, 2005. The financial information from the recent acquisitions is based on unaudited financial statements for each of Port City and Dura-Loc. The recent acquisitions closed after December 31, 2005 and are included in our calculation of pro forma Adjusted EBITDA as permitted by the indenture governing the notes and the credit documents governing the ABL facility. Included in such incremental EBITDA are estimated cost savings and other synergies specifically identified in connection with the recent acquisitions of $ million for the year ended December 31, 2005 and $ million for the three month period ended March 31, 2006. We expect to achieve these synergies during the first year of operation under Metals USA. These estimated synergies include lower feedstock costs due to leveraged purchasing and operational process improvements, lower selling expenses due to better geographic sales coverage and elimination of redundant sales positions, and improved operating results by the impact of additional value-added processing equipment that Port City recently added to its facility. EBITDA for the recent acquisitions has been added to the EBITDA targets for the annual 2006 performance-based bonus plan for our senior officers.

(5)	This amount represents $5.0 million of charges in the Building Products Group for the elimination of one layer of management and closure of eleven facilities in 2004.
(6)	This amount represents severance costs of management personnel that were replaced as part of the Apollo Transaction.
(7)	Includes accrued expenses related to the management agreement we have with Apollo, pursuant to which Apollo or its affiliates provide us with management services. See “Certain Relationships and Related Party Transactions—Apollo Management Agreements” for a discussion of Apollo’s intention to terminate the management agreement upon the consummation of this offering.
(8)	This amount represents the fixed charge coverage ratio, which we refer to in this prospectus as the “FCCR,” as defined by the ABL facility, which is not applicable for the Predecessor Company, which operated under a different revolving credit facility, or for the period from May 9, 2005 (date of inception) to December 31, 2005 of the Successor Company, because the FCCR is based on a rolling four-quarter period.

(e)	Pro forma total debt and total liabilities do not reflect $45.7 million of funds from our ABL facility used to acquire the net assets of Port City and Dura-Loc.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock, or deciding whether you will or will not participate in this offering. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks Related to Our Business

Our business, financial condition and results of operations are heavily impacted by varying metals prices.

We principally use steel, aluminum and various specialty metals as feedstock. The metals industry as a whole is cyclical and at times pricing and availability of our feedstock can be volatile due to numerous factors beyond our control, including domestic and international economic conditions, labor costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, adversely affect our net sales, operating margin and net income. Metal costs typically represent approximately 75% of our net sales. Our service centers maintain substantial inventories of metal to accommodate the short lead-times and just-in-time delivery requirements of our customers. Accordingly, we purchase metal in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers, which we base on information derived from customers, market conditions, historic usage and industry research. Our commitments for metal purchases are generally at prevailing market prices in effect at the time we place our orders. We have no substantial long-term, fixed-price purchase contracts. When raw material prices rise, we may not be able to pass the price increase on to our customers. When raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we reduce existing inventory quantities, lower margins. There have been historical periods of rapid and significant movements in the prices of metal both upward and downward. Any limitation on our ability to pass through any price increases to our customers could have a material adverse effect on our business, financial condition or results of operations.

Changes in metal prices also affect our liquidity because of the time difference between our payment for our raw materials and our collection of cash from our customers. We sell our products and typically collect our accounts receivable within 45 days after the sale; however, we tend to pay for replacement materials (which are more expensive when metal prices are rising) over a much shorter period, in part to benefit from early-payment discounts. As a result, when metal prices are rising, we tend to draw more on the ABL facility to cover the cash flow cycle from our raw material purchases to cash collection. This cash requirement for working capital is higher in periods when we are increasing inventory quantities as we did at the end of 2004. Our liquidity is thus adversely affected by rising metal prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Operating and Investing Activities.”

Our operating results could be negatively affected during economic downturns.

The businesses of many of our customers are, to varying degrees, cyclical and have historically experienced periodic downturns due to economic conditions, energy prices, consumer demand and other factors beyond our control. These economic and industry downturns have been characterized by diminished product demand, excess capacity and, in some cases, lower average selling prices. Therefore, any significant downturn in one or more of the markets that we serve, one or more of the end-markets that our customers serve or in economic conditions in general could result in a reduction in demand for our products and could have a material adverse effect on our business, financial condition or results of operations. Additionally, as an increasing amount of our customers relocate their manufacturing facilities outside of the United States, we may not be able to maintain our level of sales to those customers. As a result of the depressed economic conditions and reduction in construction in the northeastern United States in the years 2000 through the middle of 2002, our customers in such geographic areas had lower demand for our products. While we supply a broad range of products to a large diversified customer base which serves a diverse set of end-markets, concurrent reduced demand in a number of these markets combined with the foreign relocation of some of our customers could have an adverse effect on our business, financial condition or results of operations.

Although we do not generally sell any of our products directly to customers abroad, a large part of our financial performance is dependent upon a healthy economy beyond the United States. Our customers sell their products abroad and some of our suppliers buy feedstock abroad. As a result, our business is affected by general economic conditions and other factors outside the United States, primarily in Europe and Asia. Our suppliers’ access to metal, and therefore our access to metal, is additionally affected by such conditions and factors. Similarly, the demand for our customers’ products, and therefore our products, is affected by such conditions and factors. These conditions and factors include further increased prices of steel, enhanced imbalances in the world’s iron ore, coal and steel industries, a downturn in world economies, increases in interest rates, unfavorable currency fluctuations, including the weak U.S. dollar, or a slowdown in the key industries served by our customers. In addition, demand for the products of our Building Products Group could be adversely affected if consumer confidence falls since the results for that group depend on a strong residential remodeling industry, which in turn has been partially driven by relatively high consumer confidence.

We rely on metal suppliers in our business and purchase a significant amount of metal from a limited number of suppliers. Termination of one or more of our relationships with any of those suppliers could have a material adverse effect on our business, financial condition or results of operations, because we may be unable to obtain metal from other sources in a timely manner or at all.

We use a variety of metals in our business. Our operations depend upon obtaining adequate supplies of metal on a timely basis. We purchase most of our metal from a limited number of metal suppliers. As of March 31, 2006, the top three metals producers represent a significant portion of our total metal purchasing cost. Termination of one or more of our relationships with any of these major suppliers could have a material adverse effect on our business, financial condition or results of operations if we were unable to obtain metal from other sources in a timely manner or at all.

In addition, the domestic metals production industry has experienced consolidation in recent years. As of March 31, 2006, the top three metals producers together control over 60% of the domestic flat rolled steel market. Further consolidation could result in a decrease in the number of our major suppliers or a decrease in the number of alternative supply sources available to us, which could make it more likely that termination of one or more of our relationships with major suppliers would result in a material adverse effect on our business, financial condition or results of operations. Consolidation could also result in price increases for the metal that we purchase. Such price increases could have a material adverse effect on our business, financial condition or results of operations if we were not able to pass these price increases on to our customers.

Intense competition among many competitors could adversely affect our profitability.

We are engaged in a highly fragmented and competitive industry. We compete with a large number of other value-added metals processors/service centers on a regional and local basis, some of which may have greater financial resources than us. We also compete, to a much lesser extent, with primary metals producers, who typically sell to very large customers requiring regular shipments of large volumes of metals. One competitive factor, particularly in the ferrous Flat Rolled business, is price. We may be required in the future to reduce sales volumes to maintain our level of profitability. Increased competition in any of our businesses could have a material adverse effect on our business, financial condition or results of operations.

A failure to retain our key employees could adversely affect our business.

We are dependent on the services of our President, Chief Executive Officer and Chairman, Mr. C. Lourenço Gonçalves, and other members of our senior management team to remain competitive in our industry. There is a risk that we will not be able to retain or replace these key employees. While our current key employees are subject to employment conditions or arrangements that contain post-employment non-competition provisions, these arrangements permit the employees to terminate their employment without notice. The loss of any member of our senior management team could have a material adverse effect on our business, financial condition or results of operations.

From time to time, there are shortages of qualified operators of metals processing equipment. In addition, during periods of low unemployment, turnover among less-skilled workers can be relatively high. Any failure to retain a sufficient number of such employees in the future could have a material adverse effect on our business, financial condition or results of operations.

We are subject to litigation that could strain our resources and distract management.

We are a defendant in numerous lawsuits. These suits concern issues including product liability, contract disputes, employee-related matters and personal injury matters. While it is not feasible to predict the outcome of all pending suits and claims, the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations or reputation.

Environmental costs could decrease our net cash flow and adversely affect our profitability.

Our operations are subject to extensive regulations governing waste disposal, air and water emissions, the handling of hazardous substances, remediation, workplace exposure and other environmental matters. We believe that we are in substantial compliance with all such laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements. However, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are near sites listed on the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA,” National Priority List. CERCLA establishes joint and several responsibility for cleanup without regard to fault for persons who have arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. We have a number of properties located in or near industrial or light industrial use areas; accordingly, these properties may have been contaminated by pollutants which would have migrated from neighboring facilities or have been deposited by prior occupants. Some of our properties are affected by contamination from leaks and drips of cutting oils and similar materials used in our business and we have removed and restored such known impacted soils pursuant to applicable environmental laws. The costs of such clean-ups to date have not been material. We are not currently subject to any claims and have not received any notices with respect to cleanup or remediation under CERCLA or similar laws for contamination at our leased or owned properties or at any off-site location. However, it is possible that we could be notified of such claims in the future. It is also possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws. If so, we could incur substantial litigation costs in defense of such claims.

Adverse developments in our relationship with our unionized employees could adversely affect our business.

As of the date of this prospectus, approximately 300 of our employees (11%) at various sites are members of unions. Our relationship with these unions generally has been satisfactory. Within the last five years, a single work stoppage occurred at one facility, which involved approximately 30 employees and lasted approximately 30 days. Any work stoppages in the future could have a material adverse effect on our business, financial condition or results of operations.

We are currently a party to nine collective bargaining agreements with such unions, which expire at various times, including one of which that will expire in 2006 (which covers approximately 1% of our employees). Collective bargaining agreements for all of our union employees expire in each of the next three years. Historically, we have succeeded in negotiating new collective bargaining agreements without a strike. However, no assurances can be given that we will succeed in negotiating new collective bargaining agreements to replace the expiring ones without a strike. Any strikes in the future could have a material adverse effect on our business, financial condition or results of operations. See “Business—Employees.”

Metals USA’s predecessor company emerged from Chapter 11 Reorganization in 2002 and may not be able to achieve profitability on a consistent basis.

Metals USA’s predecessor company sought protection under Chapter 11 of the Bankruptcy Code in November 2001. Metals USA’s predecessor company incurred operating losses of $2.6 million and $390.5 million during the ten-month period ended October 31, 2002 and the fiscal year ended December 31, 2001, respectively. Approximately $386.0 million of the 2001 net loss was attributable to write-downs associated with the carrying value of the predecessor company’s goodwill and property and equipment to their then estimated recoverable values. Metals USA incurred an operating loss of $0.9 million for the two-month period ended December 31, 2002. The predecessor company’s equity ownership, board of directors and a portion of its senior management was replaced in connection with the reorganization. While our current senior management has concentrated on improving our profitability, we may not be able to sustain profitability or achieve growth in our operating performance.

Our historical financial information is not comparable to our current financial condition and results of operations because of our use of fresh start accounting in 2002 and purchase accounting in connection with the Apollo Transaction and the recent acquisitions.

It may be difficult for you to compare both our historical and future results to our results for the fiscal year ended December 31, 2005. The Apollo Transaction was accounted for utilizing purchase accounting, which resulted in a new valuation for the assets and liabilities of Metals USA to their fair values. This new basis of accounting began on November 30, 2005. Allocations are subject to valuations as of the closing date of the Merger. The allocation of the excess purchase price over the book value of the net assets acquired in the Apollo Transaction has been based, in part, on preliminary information which continues to be subject to adjustment upon obtaining complete valuation information. While, in order to facilitate comparison of our results, we have presented, in certain places in this prospectus, combined 2005 Predecessor and Successor statements of operations, such a presentation is not permitted by GAAP. In addition, the recent acquisitions are, and we expect future acquisitions will be, also accounted for using purchase accounting and therefore similar limitations regarding comparability of historical and future results could arise. Under the purchase method of accounting the operating results of each of the acquired businesses, including the recent acquisitions, are included in our financial statements only from the date of the acquisitions.

In addition, as a result of our emergence from bankruptcy on October 31, 2002, we were subject to “Fresh-Start Reporting.” Accordingly, our financial information as of any date or for periods after

November 1, 2002 is not comparable to our historical financial information before November 1, 2002. This is primarily because the “Fresh-Start Reporting” purchase price allocations required us to reduce the carrying value of the property and equipment we owned at November 1, 2002 to zero. Accordingly, our historical operating results may be of limited use in evaluating our historical performance and comparing it to other periods.

We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.

We recently completed two acquisitions to bolster the market position and organic growth of our service center and building products businesses. See “Prospectus Summary—Recent Developments.” It is our intention to make additional acquisitions in our core markets that will improve our market share of higher margin products and increase the growth of our business.

We may not be able to identify suitable acquisition candidates, and the expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could affect our growth or result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition strategy, which could have an adverse effect on our business, financial condition and results of operations, include:

•	potential disruption of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel;

•	encountering unknown contingent liabilities which could be material; and

•	increasing the scope, geographic diversity and complexity of our operations.

Risks Related to an Investment in Our Common Stock and This Offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and depress the market price of our common stock.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Our equity sponsor controls us and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, our equity sponsor, Apollo, will beneficially own approximately             % of our common stock, assuming the underwriters do not exercise their over-allotment option. If the underwriters exercise in full their over-allotment option, Apollo will beneficially own approximately             % of our common stock. As a result, Apollo has the power to elect all of our directors. Therefore, Apollo will have the ability to prevent any transaction that requires the approval of our board of directors or stockholder approval, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets. In addition, under the amended investors rights agreement that we intend to enter into with Apollo and each of our management members, except as otherwise required by applicable law, as long as Apollo owns (including shares of common stock issuable under the terms of any exchangeable securities issued by us) (a) at least 30% but less than 50% of our outstanding common stock, (b) at least 20% but less than 30% of our outstanding common stock and (c) at least 10% but less than 20% of our outstanding common stock, our board of directors will include at least (x) three (3) Apollo designees to the board of directors, (y) two (2) Apollo designees to the board of directors or (z) one (1) Apollo designee to the board of directors, respectively. Thus, Apollo will continue to be able to significantly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions—Amended Investors Rights Agreement” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.” The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by our equity sponsor could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you as a stockholder may otherwise view favorably. Our equity sponsor may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by funds affiliated with our equity sponsor could cause our stock price to decline.

We are a “controlled company” within the meaning of The New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, affiliates of Apollo, as a group, will continue to control a majority of our voting common stock. As a result, we are a “controlled company” within the meaning of The New York Stock Exchange corporate governance standards. Under The New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consists of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating/corporate governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of The New York Stock Exchange corporate governance requirements.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock price may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	future announcements concerning our business;

•	changes in financial estimates and recommendations by securities analysts;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	general market, economic and political conditions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us or members of our management team; and

•	natural disasters, terrorist attacks and acts of war.

See “—Risks Related to Our Business.”

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. Other than the special dividends described in “Dividend Policy,” any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. The ABL facility and the indenture governing the notes also include limitations on the ability of our subsidiaries to pay dividends to us. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Upon consummation of this offering, there will be                  shares of our common stock outstanding. All shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the “Securities Act.” The remaining                  shares of our common stock outstanding, including the shares of common stock owned by Apollo and certain of our management members, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We and our existing stockholders have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares of our common stock without the prior consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for 180 days after the date of this prospectus. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, Apollo will have the ability to cause us to register the resale of their shares, and our management members who hold shares will have the ability to include their shares in the registration. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Upon consummation of this offering, options to purchase 1,002,311 shares of our common stock issuable upon the exercise of options will be outstanding, under our Amended and Restated 2005 Stock Incentive Plan, 561,156 of which we expect will likely vest upon consummation of this offering, including 401,156 Tranche B options that will vest upon consummation of this offering if, as we expect, such consummation causes the realized Investor Internal Rate of Return, which we refer to in this prospectus as “IRR,” to equal or exceed 25% and 160,000 options held by our non-employee directors that will vest as a result of the consummation of this offering. In addition, immediately following this offering, we intend to file a registration statement registering shares of our common stock reserved for issuance under Metals USA Holdings’ Amended and Restated 2005 Stock Incentive Plan and Metals USA Holdings’ 2006 Long-Term Incentive Plan, which we intend to adopt prior to the consummation of this offering, under the Securities Act. See “Description of Capital Stock.”

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	a classified board of directors;

•	the sole power of a majority of the board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

•	the sole power of our board of directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise; and

•	advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings.

The foregoing factors, as well as the significant common stock ownership by our equity sponsor, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

Because a significant portion of the proceeds from this offering of our common stock will be used to pay the special dividends and to repay amounts drawn under the ABL facility, very little or none of such proceeds will be used to further invest in our business.

We estimate that the net proceeds from this offering of our common stock (based on an initial public offering price of $             per share of common stock), after deducting the estimated underwriting discounts and offering expenses, will be approximately $              million (or approximately $              million, if the underwriters exercise their over-allotment option in full). We expect to use approximately $              million of the net proceeds to pay a special cash dividend of approximately $             million to our existing stockholders, and approximately $              million to repay a portion of the amounts drawn under the ABL facility. In addition, we expect to use approximately $              million of the net proceeds for estimated fees and expenses, with any balance to be used for general corporate purposes, including to pay $              million to Apollo in connection with the termination of the current management agreement we have with Apollo and the related transaction fee. See “Certain Relationships and Related Party Transactions—Apollo Management Agreements.” As a result, very little or none of such proceeds will be used to further invest in our business. See “Use of Proceeds” and “Dividend Policy.”

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Prior investors have paid substantially less per share than the price in this offering. The initial offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $              per share (the midpoint of the range set forth on the cover page of this prospectus), purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $              per share in net tangible book value of the common stock. In addition, as of March 31, 2006, there were options outstanding to purchase 1,002,311 shares of our common stock, each at an exercise price of approximately $              per share, 561,156 of which we expect will likely vest upon consummation of this offering. If all these options were exercised on the date of the closing of this offering, investors purchasing shares of our common stock in this offering would suffer total dilution of $              per share. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

The requirements of being a public company may strain our resources and distract management.

After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. These requirements may place a strain on our systems and resources. Under Section 302 of the Sarbanes-Oxley Act, as part of our periodic reports, our Chief Executive Officer and our Chief Financial Officer will be required to evaluate the effectiveness of, and to report their conclusions regarding the effectiveness of our disclosure controls and procedures, and to certify that they have done so. In addition, under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K and our independent registered public accounting firm auditing our financial statements must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for our fiscal year ending December 31, 2007. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

Metals USA Holdings is a holding company and relies on dividends and other payments, advances and transfers of funds from its subsidiaries to meet its dividend and other obligations.

Metals USA Holdings has no direct operations and no significant assets other than ownership of 100% of the stock of Flag Intermediate, and its indirect ownership of 100% of Metals USA. Because Metals USA Holdings conducts its operations through its subsidiaries, Metals USA Holdings depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in the ABL facility, the indenture governing the notes and other agreements governing current and future indebtedness of Metals USA Holdings’ subsidiaries, as well as the financial condition and operating requirements of Metals USA Holdings’ subsidiaries, may limit Metals USA Holdings’ ability to obtain cash from its subsidiaries. The earnings from, or other available assets of, Metals USA Holdings’ subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable Metals USA Holdings to pay any dividends on our common stock.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent Metals USA from meeting its obligations under its indebtedness.

We are highly leveraged. As of May 24, 2006, our total indebtedness was $554.9 million. We also had an additional $143.8 million available for borrowing under the ABL facility as of that date. As of March 31, 2006, we had $482.6 million of senior indebtedness outstanding, consisting of borrowings under the ABL facility, the notes and an Industrial Revenue Bond, which we refer to in this prospectus as an “IRB,” and $1.3 million of junior indebtedness outstanding. As of the completion of this offering, after the use of a portion of the proceeds in this offering to repay approximately $             million of the outstanding amounts drawn under the ABL facility, we expect to have $             million of floating rate debt outstanding under the ABL facility.

Our substantial indebtedness could have important consequences for you, including:

•	it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow money, dispose of assets or sell equity for our working capital, capital expenditures, dividend payments, debt service requirements, strategic initiatives or other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy; and

•	there would be a material adverse effect on our business, financial condition or results of operations if we were unable to service our indebtedness or obtain additional financing, as needed.

Our debt agreements contain restrictions that limit our flexibility in operating our business and, we may not be able to make payments on our indebtedness, which would have a material adverse effect on our business, financial condition or results of operations.

The ABL facility and the indenture governing the notes contains various covenants that limit our ability to engage in specified types of transactions. These covenants generally limit Flag Intermediate, Metals USA and Metals USA’s restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of their capital stock or make other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets and subsidiary stock;

•	enter into sale and leaseback transactions;

•	create or incur liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In addition, under the ABL facility, if the borrowing availability falls below a specified threshold, Metals USA is required to satisfy and maintain a minimum fixed charge coverage ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities—Covenant Compliance.”

Upon the occurrence of an event of default under the ABL facility, the lenders could elect to declare all amounts outstanding under the ABL facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the ABL facility could proceed against the collateral granted to them to secure the ABL facility on a first-priority lien basis. If the lenders under the ABL facility accelerate the repayment of borrowings, such acceleration could have a material adverse effect on our business, financial condition or results of operations, and, in addition, we may not have sufficient assets to repay the notes upon acceleration.

For a more detailed description on the limitations on our ability to incur additional indebtedness, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities” and “Description of Certain Indebtedness.”

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify some of the risks described above.

The terms of the indenture governing the notes and the ABL facility contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future. As of March 31, 2006, we had approximately $203.1 million available for additional borrowing under the ABL facility, including the subfacility for letters of credit, and the covenants under our debt agreements would allow us to borrow a significant amount of additional indebtedness. In addition, the indenture governing the notes does not limit the amount of indebtedness that may be incurred by Flag Intermediate or Metals USA Holdings. The more leveraged we become, the more we, and in turn our security holders, become exposed to the risks described above.

Because a substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.

A substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. As of March 31, 2006, we had $201.9 million of floating rate debt under the ABL facility. Additionally, we also had an additional $203.1 million available for borrowing under the ABL facility as of that date. A 1% increase in the interest rate on our floating rate debt would increase our fiscal 2006 interest expense under the ABL facility by approximately $2.0 million. If interest rates increase dramatically, we could be unable to service our debt which could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. The notes, the ABL facility and our other outstanding indebtedness are expected to account for cash interest expense in fiscal 2006 of approximately $                   million. Accordingly, we will have to generate significant cash flows from operations to meet our debt service requirements. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to seek additional financing; however, this insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. Furthermore, Apollo has no obligation to provide us with debt or equity financing and we therefore may be unable to generate sufficient cash to service all of our indebtedness.

USE OF PROCEEDS

Assuming an initial public offering price of $             per share, which represents the mid-point of the range set forth on the cover page of this prospectus, our net proceeds from this offering are estimated to be approximately $             million after deducting the estimated underwriting discounts and commissions and offering expenses. We intend to use the net proceeds from the shares being sold by us in this offering as follows:

•	approximately $ million to pay a special dividend to our existing stockholders, which include Apollo and certain members of our management;

•	approximately $ million to repay a portion of the outstanding amounts drawn under the ABL facility, plus accrued and unpaid interest to the date of repayment (which interest rate fluctuates with changes in certain short-term prevailing interest rates, as described below, and which accrued interest we estimate to be approximately $ million at the time of the closing of this offering); and

•	approximately $ million for estimated fees and expenses, with any balance to be used for general corporate purposes, including to pay $ million to Apollo in connection with the termination of the current management agreement we have with Apollo and the related transaction fee. See “Certain Relationships and Related Party Transactions—Apollo Management Agreements.”

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) the amount of proceeds from this offering by $             million with a corresponding increase (decrease) in repayment of amounts drawn under the ABL facility.

An affiliate of Credit Suisse Securities (USA) LLC, an underwriter for this offering, will receive a portion of the proceeds from this offering in its capacity as a lender under the ABL facility. See “Underwriting.”

The ABL facility is available to us on a revolving basis during the period beginning on December 1, 2005 and ending on November 30, 2011. Interest on amounts drawn under the ABL facility is calculated based upon a margin (established within a specific pricing grid for loans utilizing Tranche A Commitments) over reference rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities—The ABL Facility.”

We intend to use net proceeds from any shares sold pursuant to the underwriters’ over-allotment option for general corporate purposes.

DIVIDEND POLICY

Prior to the consummation of this offering, we intend to declare two special dividends, which will be payable to our existing stockholders on the record date to be set for each of these dividends:

•	the first dividend will be a dividend of shares of our common stock and will be issued prior to the consummation of this offering, which we refer to in this prospectus as the “stock dividend”; and

•	the second dividend will be a cash dividend of approximately $ million, which we will pay from the net proceeds from this offering immediately following consummation of this offering. See “Use of Proceeds.”

On May 23, 2006, we declared the May 2006 dividend of $25 million to our stockholders of record as of that date, which we paid on May 24, 2006.

In connection with the payment of the May 2006 dividend, the outstanding employee stock options under the Amended and Restated 2005 Stock Incentive Plan were equitably adjusted by decreasing the exercise price of such options in an amount equal to the per share amount of the May 2006 dividend. In addition, in connection with the payment of the special dividends, it is anticipated that outstanding employee stock options under the Amended and Restated 2005 Stock Incentive Plan will be equitably adjusted by decreasing the exercise price of such options and increasing the number of shares subject to such options to maintain the intrinsic value of such options. See “Management—Stock Options.”

Other than the special dividends described above, we do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination as to our dividend policy will be made at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. The terms of the indebtedness of Metals USA, our subsidiary, may also restrict it from paying cash dividends to us under some circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments, Contingencies and Contractual Obligations,” “Description of Certain Indebtedness,” and “Description of Capital Stock—Common Stock.”

CAPITALIZATION

The following table sets forth cash and cash equivalents and capitalization as of March 31, 2006:

•	on a historical basis; and

•	to give effect to the following pro forma adjustments:

•	the $25 million dividend we declared and paid on May 23, 2006 to our stockholders of record as of that date;

•	the issuance of shares of our common stock to our existing stockholders immediately prior to the consummation of this offering;

•	the sale of approximately shares of our common stock in this offering at the initial public offering price of $ per share, which represents the mid-point of the range set forth on the cover page of this prospectus, providing net proceeds to us from this offering (after deducting the estimated underwriting discounts and commissions) of approximately $ million; and

•	the application of the net proceeds as described in “Use of Proceeds.”

This table should be read together with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and notes to those statements, in each case, included elsewhere in this prospectus.

	As of March 31, 2006
	Historical	Pro Forma for May 2006 Dividend	Pro Forma for this Offering(1)
	(in millions)
Cash and cash equivalents	$17.9	$17.9	$

Total long-term debt:
ABL facility(2)(3)	$201.9	$226.9	$
Notes	275.0	275.0
Other long-term debt(4)	7.0	7.0

Total long-term debt	483.9	508.9
Stockholders’ equity:
Common stock(5)	0.1	0.1		—
Additional paid-in-capital	134.9	110.0
Retained earnings	0.1	—
Accumulated other comprehensive income	—	—

Total stockholders’ equity	$135.1	$110.1	$

Total capitalization	$619.0	$619.0	$

(1)

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) cash and cash equivalents by $         million, additional paid-in capital by $         million, total stockholders’ equity by $         million and total capitalization by $          million.

(2)	The ABL facility provides for up to $450.0 million of senior secured revolving credit borrowings and letters of credit, subject to a borrowing base determined primarily by the value of our eligible receivables and eligible inventory, subject to certain reserves. Metals USA’s borrowing base under the ABL facility was approximately $423.5 million on March 31, 2006, of which $201.9 million was drawn and $18.5 million reserved for letters of credit, leaving $203.1 million of borrowing availability.
(3)	We used $36.3 million and $9.4 million of funds from the ABL facility to acquire the net assets of Port City and Dura-Loc, respectively, which is not reflected herein.
(4)	Consists of an IRB with $5.7 million principal amount outstanding as of March 31, 2006, which is payable on May 1, 2016 in one lump sum payment and $1.3 million in vendor financing and purchase money notes.
(5)	Common stock, $0.01 par value per share; shares authorized; shares issued and outstanding, pro forma.
(6)	Upon consummation of this offering, there will be options to purchase 1,002,311 shares of our common stock issuable upon the exercise of options outstanding under our Amended and Restated 2005 Stock Incentive Plan, 561,156 of which we expect will likely vest upon consummation of this offering.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the pro forma net tangible book value per share of common stock after this offering. Our net tangible book deficit as of March 31, 2006 was $             million, or $             per share of common stock. We have calculated this amount by:

•	subtracting our total liabilities from our total tangible assets; and

•	dividing the difference by the number of shares of our common stock outstanding.

If we give effect to the sale of              shares of our common stock by us in this offering at the assumed public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, our pro forma net tangible book deficit as of March 31, 2006 would have been $             million, or $             per share. This amount represents an immediate dilution of $             per share to new investors. The following table illustrates this dilution per share:

Per Share
Initial public offering price per share
Net tangible book deficit as of March 31, 2006	$
Increase in net tangible book value attributable to this offering(1)

Pro forma net tangible book deficit after this offering

Dilution to new investors		$

(1)	Net tangible book deficit is calculated by subtracting goodwill, identifiable intangibles, deferred tax assets and deferred financing costs from total net assets.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) the net tangible book value attributable to this offering by $             per share and the dilution to new investors by $             per share and decrease (increase) the pro forma net tangible book deficit after this offering by $             per share.

The following table summarizes, as of March 31, 2006, as adjusted to give effect to this offering and the exercise of all outstanding options upon consummation of this offering, the difference between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders, existing option holders and by new investors, at the initial public offering price of $             per share, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us in connection with this offering:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
(in millions)

Existing stockholders

Existing option holders

New investors

Total

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) the total consideration paid by new investors by $             million, the total consideration paid by all stockholders by $             million and the average price per share by $             per share.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements have been developed by applying pro forma adjustments to our historical audited and unaudited consolidated statements of operations and our historical unaudited consolidated balance sheet included elsewhere in this prospectus. Each of the unaudited pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2006 gives effect to the May 2006 dividend, the stock dividend and this offering, including the applications of the net proceeds herefrom, as if they had occurred on such date. The unaudited pro forma condensed consolidated statements of operations for the fiscal year ended December 31, 2005 and for the three-month period ended March 31, 2006 each give effect to the Apollo Transaction, the May 2006 dividend, the stock dividend and this offering, including the application of the net proceeds herefrom, in each case as if they occurred on January 1, 2005.

The summary unaudited pro forma condensed combined financial information are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Apollo Transaction, the May 2006 dividend, the stock dividend and this offering, including the application of the net proceeds herefrom, had occurred at any date, and such data do not purport to project the results of operations for any future period.

The historical financial results included in the following pro forma condensed combined financial statements are derived from the Predecessor Company consolidated statement of operations for the period from January 1, 2005 to November 30, 2005, the Successor Company consolidated statement of operations for the period from May 9, 2005 (date of inception) to December 31, 2005, the Successor Company unaudited consolidated statement of operations for the period ending March 31, 2006 and the Successor Company unaudited consolidated balance sheet as of March 31, 2006.

For the following unaudited pro forma condensed consolidated statement of operations for the fiscal year ended December 31, 2005, we have combined into one column the 2005 Predecessor and Successor consolidated statements of operations merely by adding the two columns without any pro forma assumptions. We believe the Predecessor/Successor split of our results for the fiscal year ended December 31, 2005 make it difficult for an investor to compare our historical and future results. GAAP does not allow for such combination of the Predecessor Company’s and the Successor Company’s financial results; however, we believe the combined results provide information that is useful in evaluating our financial performance since the Apollo Transaction did not affect the operational activities of Metals USA.

The Apollo Transaction was accounted for as a purchase, with the Successor Company applying purchase accounting on the closing date of the Merger. As a result, the merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor Company. The fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the one-month period ended December 31, 2005, the Successor Company’s operating costs and expenses increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements are not comparable with those of the Predecessor Company.

The pro forma adjustments relating to the Apollo Transaction are based on preliminary estimates of the fair value of the consideration provided, estimates of the fair values of assets acquired and liabilities assumed and available information and assumptions. The final determination of fair value could result in changes to the pro forma adjustments and the pro forma data included herein.

The unaudited pro forma condensed combined financial data should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.

METALS USA HOLDINGS CORP.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2006

	Historical Metals USA Holdings Corp		Adjustments for May 2006 Dividend		Pro Forma for May 2006 Dividend	Adjustments for this Offering and Special Dividends(a)			Pro Forma
	(in millions)
Cash	$17.9		$—		$17.9	$			$
Accounts receivable	204.2				204.2
Inventories	347.9				347.9
Prepaid expenses and other	29.8				29.8		(b	)

Total current assets	599.8				599.8
Property, plant and equipment	172.9				172.9
Goodwill	13.3	(c)			13.3
Other assets, net	37.0				37.0

Total assets	$823.0		$—		$823.0	$				$—

Accounts payable	$81.2		$—		$81.2	$			$
Accrued liabilities	49.3				49.3		(b	)
Current maturities of long term debt	0.6				0.6

Total current liabilities	131.1				131.1
Revolving credit facility	201.9		25.0	(d)	226.9		(e	)
Senior secured notes	275.0				275.0
Other long term debt	6.4				6.4
Other non-current liabilities	73.5				73.5

Total liabilities	687.9				712.9
Common stock	0.1				0.1
Paid-in-capital	134.9		(24.9	)(d)	110.0		(e	)
Retained earnings	0.1		(0.1	)(d)	(0.0)		(b	)

Total equity	135.1		(25.0)		110.1

Total liabilities and equity	$823.0		$—		$823.0	$			$

See notes to unaudited pro forma condensed consolidated financial data.

METALS USA HOLDINGS CORP.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Twelve-Month Period Ended December 31, 2005

	Historical
	Predecessor Company		Successor Company
	Period from January 1, 2005 to Novem- ber 30, 2005		Period from May 9, 2005 (Date of Inception) to Decem- ber 31, 2005	Com- bined 2005	Adjust- ments for Apollo Transaction		Pro Forma for Apollo Trans- action	Adjust- ments for May 2006 Dividend		Pro Forma for May 2006 Dividend	Adjust- ments for this Offering and Special Dividends(a)			Pro Forma
	(in millions, except per share data)
Net sales	$1,522.1		$116.9	$1,639.0	$—		$1,639.0	$—		$1,639.0	$			$
Costs and expenses:
Cost of sales	1,189.3		92.5	1,281.8	(4.1	)(f)	1,277.7			1,277.7
Operating and delivery	139.1		12.8	151.9	—		151.9			151.9
Selling, general and administrative(g)	108.5	(h)	9.3	117.8	1.1	(i)	118.9			118.9		(j	)
Depreciation and amortization	3.1		1.4	4.5	11.7	(k)(l)	16.2			16.2

Operating income (loss)	82.1		0.9	83.0	(8.7)		74.3	—		74.3
Interest expense	12.0		4.1	16.1	31.8	(m)	47.9	1.4	(n)	49.3		(j	)(o)
Other (income) expense	(0.1)		—	(0.1)	—		(0.1)			(0.1)

Income (loss) before taxes	70.2		(3.2)	67.0	(40.5)		26.5	(1.4)		25.1
Provision (benefit) for income taxes	26.7		(1.2)	25.5	(14.9	)(p)	10.6	(0.6	)(p)	10.0		(p	)

Net income	$43.5		$(2.0)	$41.5	$(25.6)		$15.9	$(0.8)		$15.1	$			$

Number of Weighted Average Shares Outstanding—basic(q)	20.3		14.0				14.0			14.0
Income (loss) per share—basic	$2.14		$(0.14)				$1.13			$1.08				$
Number of Weighted Average Shares Outstanding—diluted(q)	21.2		14.0				14.0			14.0
Income (loss) per share—diluted	$2.05		$(0.14)				$1.13			$1.08				$

See notes to unaudited pro forma condensed consolidated financial data.

METALS USA HOLDINGS CORP.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three-Month Period Ended March 31, 2006

	Historical
	Period from January 1, 2006 to March 31, 2006	Adjustments for May 2006 Dividend		Pro Forma for May 2006 Dividend	Adjustments for this Offering and Special Dividends(a)			Pro Forma
	(in millions, except per share data)
Net sales	$429.6	$—		$429.6				$
Costs and expenses:
Cost of sales	341.0			341.0
Operating and delivery	41.7			41.7
Selling, general and administrative(g)	27.2			27.2		(j	)
Depreciation and amortization	4.2			4.2

Operating income (loss)	15.5	—		15.5
Interest expense	12.0	0.4	(n)	12.4			(o)(j)
Other (income) expense	(0.1)			(0.1)

Income (loss) before taxes	3.6	(0.4)		3.2
Provision (benefit) for income taxes	1.5	(0.2	)(p)	1.3			(p)

Net income	$2.1	$(0.2)		$1.9	$			$

Number of Weighted Average Shares Outstanding—basic(q)	14.0			14.0
Income (loss) per share —basic	$0.15			$0.14				$
Number of Weighted Average Shares Outstanding—diluted(q)	14.0			14.0
Income (loss) per share—diluted	$0.15			$0.14				$

See notes to unaudited pro forma condensed consolidated financial data.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

(dollars in millions)

(a)	Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) paid-in capital by $ , total equity by $ , total liabilities and equity by $ and the total amount of proceeds from this offering by $ with a corresponding increase (decrease) in the balance of our ABL facility. Each $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) pro forma interest expense by $ on an annual basis.

(b)	Upon completion of the Apollo Transaction, we entered into a management agreement with Apollo pursuant to which Apollo provides us with management services and receives an annual management fee equal to $2.0, payable on March 15 of every year, starting on March 15, 2006. Apollo elected to waive $0.5 of the annual management fee, subject to revocation. In addition, Apollo is entitled to receive a transaction fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions with a value of $25.0 or more, equal to 1% of the gross transaction value of any such transaction, including this offering. Deferred management fees of $8.6 were recorded as a current asset, and have been amortized monthly using the straight-line method over the term of the management agreement. The payment obligation under the agreement had been recorded as a current liability of $8.6, at the present value of minimum future annual payments of $1.5.

Upon completion of this offering, the management agreement will be terminated. The cash settlement cost of the management agreement is estimated to be $ , which is $ more than the carrying value of the current liability. A non-recurring expense of $ (calculated as $8.2 for accelerated amortization, plus the $ liability settlement) will be recorded in our statement of operations upon termination of the management agreement, which is reflected as an adjustment to retained earnings herein.

(c)	The Apollo Transaction was consummated on November 30, 2005. The total acquisition costs were allocated to the acquired assets and assumed liabilities of Metals USA based upon estimates of their respective fair values as of the closing date of the merger using valuation and other studies. Below is a summary of the Apollo Transaction:

Historical net assets acquired		$326.2
Purchase price adjustments:
Inventories	14.9
Land	10.8
Machinery and equipment	107.8
Intangibles (customer lists)	22.2
Deferred tax liability	(64.8)
Other long-term liabilities	(3.1)

Total purchase price adjustments	87.8	87.8

Fair value of net assets acquired		414.0
Acquisition costs, net of cash acquired		430.1

Goodwill		$16.1

Recognition of certain tax benefits for the period from December 1, 2005 through March 31, 2006, along with other adjustments, resulted in the reduction of goodwill to $13.3.

(d)	Represents the May 2006 dividend of $25.0, funded by the ABL facility on May 24, 2006.

(e)	Represents the net increase in equity from the proceeds of this offering, assuming no exercise by the underwriters of their over-allotment option, less the application of net proceeds as follows:

Proceeds received in this offering	$
Less:
Underwriting fees and expenses
Transaction fee to Apollo (see note (b))
Other offering fees and expenses

Net proceeds received in this offering as paid-in capital
Less special dividend

Paid-in capital from this offering
Less cash paid to Apollo in connection with termination of the management agreement (see note (b))

Net proceeds available to reduce ABL facility loan balance	$

(f)	As a result of management’s analysis and evaluation of the replacement cost of inventory as of the closing date of the Merger, a purchase price adjustment of $14.9 (see note (c) above) was recorded with $4.1 of that amount charged to cost of sales in December 2005. This credit reflects the elimination of the $4.1 non-recurring charge from the pro forma results.

(g)	On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised), “Share Based Payments” and are now required to measure the cost of employee services received in exchange for equity instruments based upon the grant-date fair value. That cost will be recognized over the period during which an employee will be required to provide services. In connection with the closing of the Apollo Transaction, certain members of management received awards for stock options in Metals USA Holdings. The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended December 31, 2005 does not include any adjustments to reflect the cost of the options. Had we been required to record a stock option expense during fiscal year 2005, our selling, general, and administrative costs would have been $0.8 higher than reported. The historical unaudited condensed consolidated statement of operations for the three month period ended March 31, 2006 reflects an expense of $0.3 for equity instruments.

(h)	We incurred certain non-recurring costs related to the Apollo Transaction that were charged to the Predecessor Company’s selling, general and administrative expense during the period from January 1, 2005 to November 30, 2005. Such expenses of $15.8 included $14.6 paid by us on the closing date of Apollo Transaction to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards related to the long-term incentive compensation plan of the Predecessor Company. Additionally, we recorded expenses of $0.8 related to severance costs and $0.4 for other costs associated with Apollo Transaction.

(i)	As described in note (b) above, we entered into a management agreement with Apollo pursuant to which Apollo provides us with management services. This adjustment reflects the management fee expense for the period January 1, 2005 through November 30, 2005, the periods in which the management fee is not reflected in the historical information. The related adjustment to interest expense is reflected in note (m).

(j)	Upon completion of this offering, our management agreement with Apollo will be terminated as described in note (b). This adjustment eliminates the annual management fee expense of $1.2 and interest expense of $0.3 associated with the agreement. As a result of the termination of the agreement, we will record a non-recurring expense of $            , representing the present value of the remaining payments. This non-recurring expense has not been reflected in the pro forma condensed consolidated statement of operations.

(k)	Represents $4.4 of additional depreciation as a result of the purchase price adjustments of $107.8 recorded for buildings and machinery and equipment as described in note (c) above. The increase in depreciation expense is calculated using an estimated useful life of 30 years for buildings and 10 years for machinery and equipment.

(l)	Represents $7.3 of additional amortization as a result of the purchase price adjustments of $22.2 allocated to customer lists as described in note (c) above. Customer lists are amortized over periods ranging from three to five years.

(m)	Represents an increase in the interest expense as a result of the notes, the ABL facility, related issuance costs, and the elimination of interest costs attributable to the old revolving credit facility as follows:

Year Ended December 31, 2005
Interest on the notes	$28.0
Amortization of deferred financing costs on the notes	0.6
Interest on the ABL facility, offset by reduction in interest on the old revolving credit facility	3.9
Amortization of deferred financing costs for the ABL facility, net of amortization costs on the old revolving credit facility	(1.0)
Interest on management fee obligation to Apollo (see note(b))	0.3

$31.8

The interest expense on the ABL facility is primarily based on a spread over LIBOR. For purposes of calculating pro forma interest expense, average historical LIBOR rates during the respective periods were used, and the spread above LIBOR was from 1.75% to 3.50% to arrive at an interest rate of 5.5%. Each one-quarter percent change in the interest rate would increase pro forma interest expense by $0.5 on an annual basis.

(n)	Represents increased interest expense related to increased borrowings on the ABL facility used to pay the May 2006 dividend. Interest rates of 5.7% and 6.7% were used as explained in note (o).

(o)	Represents a decrease in interest expense due to the $ reduction in the balance of the ABL facility as a result of this offering and the special dividend as shown in note (e). For purposes of calculating pro forma interest expense, average historical LIBOR rates during the respective periods were used, and the spread above LIBOR was from 2.00% to 3.50% to arrive at interest rates of 5.7% for fiscal year 2005 and 6.7% for the three month period ending March 31, 2006.

(p)	Reflects an estimated 40% effective tax rate on a pro forma basis. The effective tax rate on a pro forma basis is higher than the effective historical rate because permanent differences represent a higher percentage of income before taxes.

(q)	As a result of the Merger, as discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, all outstanding common stock and options of the Predecessor Company were cancelled. On November 30, 2005, the Successor Company issued 14,000,000 shares of common stock, 57,600 restricted shares, and 780,321 stock options.

Pro forma basic and diluted income (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Since we had a net loss for the period from May 9, 2005 (date of inception) to December 31, 2005, shares issuable upon the exercise of employee stock options have an antidilutive effect. Therefore, the pro forma diluted loss per share for the Apollo Transaction and the May 2006 dividend is the same as the pro forma basic loss per share for such period. On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised) “Share Based Payments,” and for the three month period ended March 31, 2006, our stock options had an antidilutive effect. Pro forma weighted average shares have been adjusted to reflect the special stock dividend of shares and the sale of shares in connection with this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

On May 18, 2005, Metals USA Holdings and its indirect wholly-owned subsidiary, Flag Acquisition Corporation, entered into an agreement and plan of merger with Metals USA. On November 30, 2005, Flag Acquisition merged with and into Metals USA, with Metals USA being the surviving corporation. Metals USA Holdings, Flag Intermediate and Flag Acquisition conducted no operations during the period May 9, 2005 (date of inception) to November 30, 2005.

We applied purchase accounting on the closing date of the Merger and, as a result, the merger consideration was allocated to the respective values of the assets acquired and liabilities assumed from the Predecessor Company. As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of the Predecessor Company.

During 2001, the Predecessor Company filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, from which it emerged on October 31, 2002. Upon our emergence from bankruptcy, the Predecessor Company adopted “Fresh-Start Reporting” accounting as contained in AICPA Statement of Position 90-7, “Financial Reporting for Entities in Reorganization under the Bankruptcy Code”.

The consolidated financial statements of the Predecessor Company after October 31, 2002 are not comparable to the consolidated financial statements of the Predecessor Company prior to November 1, 2002. The principal differences relate to the exchange of shares of new common stock for pre-petition liabilities subject to compromise, issuance of warrants in exchange for the extinguished old common stock, adjustments to reflect the fresh-start impact on the carrying value of certain non-current assets and elimination of the retained deficit.

The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, and for the period from January 1, 2005 to November 30, 2005 for the Predecessor Company and as of December 31, 2005 and for the period from May 9, 2005 to December 31, 2005 for the Successor Company have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The Successor Company had no assets and conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. The selected historical consolidated financial data as of December 31, 2001, 2002 and 2003 and for each of the two years in the period ended December 31, 2002 presented in this table have been derived from our Predecessor Company’s audited consolidated financial statements not included in this prospectus. The historical consolidated financial data for the three months ended March 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. The March 31, 2005 and 2006 financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The historical financial statements for the periods not presented herein have been reclassified to give effect to discontinued operations identified during 2002. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Company(1)						Successor Company(2)	Predecessor Company	Successor Company(2)
		Period from January 1,	Period from November 1,			Period from January 1,	Period from May 9, 2005 (Date of
	Year Ended December 31,	2002 to October 31,	2002 to December 31,	Year Ended December 31,		2005 to November 30,	Inception) to December 31,	Three Months Ended March 31,
	2001	2002(1)	2002	2003	2004	2005	2005	2005	2006
	(dollars in millions, except per share data)
Operation Data:
Net sales	$1,243.0	$833.3	$128.7	$963.2	$1,509.8	$1,522.1	$116.9	$427.6	$429.6
Costs and expenses:
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	953.3	639.0	98.7	731.6	1,080.1	1,189.3	92.5	333.8	341.0
Operating and delivery	156.8	110.1	18.3	127.7	144.4	139.1	12.8	37.8	41.7
Selling, general and administrative(3)	118.1	79.5	12.6	87.0	109.6	108.5	9.3	24.3	27.2
Depreciation and amortization(4)	21.3	7.5	—	0.5	2.0	3.1	1.4	0.7	4.2
Integration credits(5)	(2.1)	(3.2)	—	—	—	—	—	—	—
Asset impairment(6)	386.1	3.0	—	—	—	—	—	—	—

Operating income (loss)	(390.5)	(2.6)	(0.9)	16.4	173.7	82.1	0.9	31.0	15.5
Interest expense	49.6	15.8	1.3	5.7	8.4	12.0	4.1	3.2	12.0
Other (income) expense	1.8	(1.1)	0.1	(2.0)	(2.5)	(0.1)	—	(0.2)	(0.1)
Fresh-start adjustments	—	109.7	—	—	—	—	—	—	—
Gain on reorganization	—	(190.6)	—	—	—	—	—	—	—
Reorganization expenses	19.4	28.3	—	—	—	—	—	—	—

Income (loss) before taxes and discontinued operations	(461.3)	35.3	(2.3)	12.7	167.8	70.2	(3.2)	28.0	3.6
Provision (benefit) for income taxes	(52.9)	(15.4)	—	5.1	63.3	26.7	(1.2)	10.7	1.5

Net income (loss) before discontinued operations	(408.4)	50.7	(2.3)	7.6	104.5	43.5	(2.0)	17.3	2.1
Income (loss) from discontinued operations, net of taxes	(0.7)	0.6	(1.0)	(0.1)	—	—	—	—	—

Net income (loss)	$(409.1)	$51.3	$(3.3)	$7.5	$104.5	$43.5	$(2.0)	$17.3	$2.1

Income (loss) per share:
Income (loss) per share—basic(7):
From continuing operations	$(11.19)	$1.39	$(0.11)	$0.38	$5.17	$2.14	$(0.14)	$0.85	$0.15
From discontinued operations	(0.02)	0.02	(0.05)	(0.01)	—	—	—	—	—

Total	$(11.21)	$1.41	$(0.16)	$0.37	$5.17	$2.14	$(0.14)	$0.85	$0.15
Income (loss) per share—diluted(9):
From continuing operations	$(11.19)	$1.39	$(0.11)	$0.37	$5.05	$2.05	$(0.14)	$0.83	$0.15
From discontinued operations	(0.02)	0.02	(0.05)	—	—	—	—	—	—

Total	$(11.21)	$1.41	$(0.16)	$0.37	$5.05	$2.05	$(0.14)	$0.83	$0.15
Number of common shares used in the per share calculation:
Basic	36.5	36.5	20.2	20.2	20.2	20.3	14.0	20.3	14.0
Diluted	36.5	36.5	20.2	20.3	20.7	21.2	14.0	20.9	14.0

	Predecessor Company(1)				Successor Company(2)
	As of December 31,				As of December 31,	As of March 31,
	2001	2002	2003	2004	2005	2006
	(in millions)
Balance Sheet Data:
Cash	$72.4	$6.3	$11.4	$12.6	$11.3	$17.9
Working capital	183.2	318.2	303.4	565.0	453.7	468.7
Total assets	690.1	378.6	407.2	710.0	795.3	823.0
Total debt	501.9	128.7	118.7	270.6	473.5	483.9
Total liabilities	725.2	189.6	206.6	381.8	662.9	687.9
Stockholders’ equity	(35.1)	189.0	200.6	328.2	132.4	135.1
Dividends declared	1.1	—	—	—	—	—

	Predecessor Company(1)										Successor Company(2)		Predecessor Company		Successor Company(2)
	Year Ended December 31, 2001	Period from January 1, 2002 to October 31, 2002(1)		Period from November 1, 2002 to December 31, 2002	Year Ended December 31,				Period from January 1, 2005 through November 30, 2005		Period from May 9, 2005 (Date of Inception) to December 31, 2005		Three Months Ended March 31,
					2003		2004						2005		2006
							(dollars in millions)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$180.5	$8.4		$14.5	$26.9		$(128.6)		$170.1		$7.3		$(3.3)		$(0.1)
Cash flows provided by (used in) investing activities	(109.3)	80.2		6.4	(11.8)		(16.0)		(15.8)		(434.5)		(2.8)		(3.7)
Cash flows provided by (used in) financing activities	(2.6)	(141.9)		(33.7)	(10.0)		145.8		(120.7)		438.5		7.8		10.4
Other Operating Data:
Shipments (in thousands of tons)(8)	1,653	1,126		171	1,288		1,502		1,332		107		365		385
Capital expenditures	16.3	3.0		0.5	17.5		17.4		15.9		4.4		2.8		3.7
Other Financial Data:
Deficiency of earnings to fixed charges	$461.3	—		$2.3	—		—		—		—		—		—
Ratio of earnings to fixed charges(9)	—	2.7	x	—	2.2	x	13.3	x	5.1	x	0.3	x	7.1	x	1.3	x

(1)	On October 31, 2002, we emerged from bankruptcy. As a result of the application of “Fresh-Start Reporting,” our financial information as of any date or for any periods after October 31, 2002 is not comparable to our historical financial information before November 1, 2002.
(2)	The Apollo Transaction was accounted for as a purchase, with the Successor Company applying purchase accounting on the closing date of the Merger. As a result, the merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor Company. The fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the one-month period ended December 31, 2005, the Successor Company’s operating costs and expenses increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. For the three months ended March 31, 2006, the Successor Company’s operating costs and expenses increased by $14.0 million ($10.8 million for cost of sales and $3.2 million of additional deprecation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements are not comparable with those of the Predecessor Company.
(3)

We incurred certain non-recurring costs related to Apollo Transaction that were charged to the Predecessor Company’s selling, general and administrative expense during the period from January 1, 2005 to November 30, 2005. Such expenses of $15.8 million included $14.6 paid by us on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards related to the long-term incentive compensation plan of the Predecessor Company. Additionally, we recorded expenses of $0.8 million related to severance costs and $0.4 million for other costs associated with Apollo Transaction.

(4)	Excludes depreciation expense reflected in cost of sales for the Building Products Group.
(5)	Reflects unexpended amounts associated with integration accruals made in 1999 and 2001.
(6)	Of the total impairment charges, $288.7 million related to goodwill, $90.3 million related to property and equipment and a $10.1 million charge related to future reserves for personnel and facility costs associated with the disposition of certain properties.
(7)	As a result of the Merger, as discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, all outstanding common stock and options of the Predecessor Company were cancelled. On November 30, 2005, the Successor Company issued 14,000,000 shares of common stock. Basic and diluted income (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Since the Predecessor Company had net losses for the year ended December 31, 2001 and the period from November 1, 2002 through December 31, 2002, and we had a loss for the period from May 9, 2005 (date of inception) to December 31, 2005, shares issuable upon the exercise of employee stock options had an antidilutive effect. Therefore, the diluted loss per share is the same as the basic loss per share for such periods.
(8)	Expressed in thousands of tons, for our Plates and Shapes and Flat Rolled Groups combined. Shipments in tons is not an appropriate measure for our Building Products Group.
(9)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes and discontinued operations plus fixed charges. Fixed charges consist of financing costs and the portion of operational rental expense which management believes is representative of interest within rent expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition covers periods prior to the consummation of the Apollo Transaction and this offering. Accordingly, except where indicated, the discussion and analysis of historical periods does not reflect the significant impact that the Apollo Transaction and this offering will have on us, including significantly increased leverage and liquidity requirements. You should read the following discussion of our results of operations and financial condition with the “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Data” and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. In addition, the following discussion and analysis does not take into account the impact on us of the recent acquisitions. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. In addition, certain of the descriptions of our operating and financial measures may not be directly comparable to similar classifications used by other companies.

Overview

We are a leading provider of value-added processed steel, aluminum and specialty metals and manufactured metal components. Approximately 86.1% of our operating income (excluding Corporate) is derived from our metals service center and distribution activities that are segmented into two groups, Plates and Shapes and Flat Rolled. The remaining 13.9% of our operating income (excluding Corporate) is derived from our Building Products Group that manufactures and distributes products primarily related to the residential remodeling industry. We purchase metal from primary producers that generally focus on large volume sales of unprocessed metals in standard configurations and sizes. In most cases, we perform the customized, value-added processing services required to meet the specifications provided by end-use customers. Our Plates and Shapes Group and Flat Rolled Group customers are in the machining, furniture, transportation equipment, power and process equipment, industrial/commercial construction/fabrication, consumer durables and electrical equipment businesses, as well as machinery and equipment manufacturers. Our Building Products Group customers are distributors and contractors engaged in the residential remodeling industry.

Matters Impacting Comparability of Results

The Merger with Flag Acquisition. On November 30, 2005, Flag Acquisition, a wholly-owned subsidiary of Flag Intermediate, merged with and into Metals USA, with Metals USA being the surviving corporation. The Merger was consummated pursuant to an agreement and plan of merger by and among Metals USA, Metal USA Holdings and Flag Acquisition. As a result of the Merger, all of the issued and outstanding capital stock of Metals USA is held indirectly by Metals USA Holdings through Flag Intermediate, its wholly-owned subsidiary. Flag Intermediate has no assets other than its investment in Metals USA, conducts no operations and is a guarantor of both the ABL facility and the notes. Immediately prior to the closing date of the Merger, all outstanding shares of our common stock were cancelled in exchange for a cash payment of $22.00 per share of such common stock. Investment funds associated with Apollo Management own approximately 97% of the capital stock of Metals USA Holdings (or approximately 90% on a fully-diluted basis). The remainder of the capital stock of Metals USA Holdings is held by members of our management.

Although the Merger has not affected our operations, it has significantly affected our results of operations as reported in our financial statements. In 2005, we incurred approximately $15.8 million of nonrecurring expenses relating primarily to stock option redemptions, severance packages and the amortization of certain prepaid expenses in connection with closing the Merger. As a result of the

Merger, in the immediate future, we will experience increased non-cash expenses related to the purchase price adjustment and increased interest expense resulting from the larger debt component of our capital structure.

As a result of the Merger, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005, operating costs and expenses were increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. The fair value of deferred taxes and long-term liabilities were increased by $64.8 million and $3.1 million. Our intangible assets (customer lists) will be amortized over five years using an accelerated amortization method which approximates their useful life and value to us. Total acquisition costs were allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date of the Merger using valuation and other studies.

As a result of the items discussed below, operating income is not comparable for the periods listed below. Operating income includes charges which affect comparability between periods as follows:

	Predecessor Company		Successor Company	Predecessor Company	Successor Company
		Period from January 1,	Period from May 9, 2005 (Date of
	Year Ended December 31,	2005 to November 30,	Inception) to December 31,	Three Months Ended March 31,
	2004	2005	2005	2005	2006
			(in millions)
Charges Included in Operating Income:
Inventory purchase adjustments(1)	$—	$—	$4.1	$—	$10.8
Stock options and grant expense(2)	—	15.0	0.4	—	0.3
Write-off prepaid expenses as result of Merger(3)	—	0.3	—	—	—
Facilities closure(4)	5.0	—	—	—	—
Severance costs(5)	—	0.7	—	—	—
Management fees(6)	—	—	0.1	—	0.3

(1)	As a result of management’s analysis and evaluation of the replacement cost of inventory as of the closing of the Merger, a purchase adjustment of $14.9 million was recorded as of December 1, 2005 with $4.1 million of that amount charged to cost of sales in December 2005 and $10.8 million charged to cost of sales in the first quarter of 2006.
(2)	The Predecessor Company paid $14.6 million on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards. Those amounts were recorded as an administrative expense during the period from January 1, 2005 to November 30, 2005. The remaining stock options and grant expense represented non-cash charges to expense.
(3)	These prepaid amounts were written off as a result of the Apollo Transaction.
(4)	This amount represents $5.0 million of charges in the Building Products Group for the elimination of one layer of management and closure of eleven facilities in 2004.
(5)	This amount represents severance costs of management personnel that were replaced as part of the Merger.
(6)	Includes accrued expenses related to the management agreement with Apollo. See “Certain Relationships and Related Party Transactions—Apollo Management Agreements” for a discussion of Apollo’s intention to terminate the management agreement upon the consummation of this offering.

Recent Acquisitions.    On May 17, 2006, Metals USA purchased all of the assets and business operations of Port City, located in Tulsa, Oklahoma, for approximately $41.3 million, which includes a $5.0 million contingent payout that may be made in 2009 or earlier, subject to certain performance criteria. Founded in 1977, Port City is a value-added processor of steel plate. Port City has experienced very strong sales growth over the past few years with sales in excess of $47 million in 2005. Port City uses cutting-edge technologies in laser, plasma and oxyfuel burning, braking and rolling, drilling and machining, and welding to service its customers. Port City’s range and depth of processing capabilities are highly complementary to the capital investments we have already made in the Plates and Shapes Group and we believe positions us to be the pre-eminent plate processor in the southern United States. Port City operates out of a 486,000 square foot facility and has over 110 full-time employees. Port City’s customers are predominately manufacturers of cranes and other heavy equipment, heat exchangers, and equipment specifically focused on the oil and gas industry. Port City has traditionally purchased metal from service centers and we believe we will gain immediate benefits by consolidating its metal needs into our overall purchasing process. We also expect to realize immediate benefits by selling Port City’s high-value-added products through our sales force and to our existing customer base. We believe Port City is an important addition to the south-central region of our Plates and Shapes Group.

On May 12, 2006, Metals USA purchased all of the assets and operations of Dura-Loc with one manufacturing facility located near Toronto, Ontario, Canada and a sales and distribution facility located in California for approximately $10.4 million Canadian dollars (or approximately U.S.$9.4 million). Dura-Loc was established in 1984 and, is one of the leading stone-coated metal roof manufacturers in North America. Dura-Loc is also the only manufacturer of such product located in the eastern half of North America, a market not yet fully developed for the high-end, stone-coated metal products we produce. Dura-Loc had sales of $12.8 million Canadian dollars (or approximately U.S.$11.3 million) during calendar year 2005 utilizing only one product crew. We believe this acquisition gives us significant additional capacity located in a potentially high growth market. We have also determined that by transforming Dura-Loc’s production processes to our methodologies we can reduce Dura-Loc’s cost of production further improving the benefits of the purchase. We believe the addition of Dura-Loc to our stone-coated metal roofing division, Gerard Roofing Technology, provides us with a more economic and efficient way to gain access to an expanded product mix and leverage the combined sales force and research and development personnel, thereby solidifying our position as one of the largest stone-coated metal roofing manufacturers in North America.

Overview of Results

Net sales.    We derive the net sales of our Plates and Shapes and Flat Rolled Groups from the processing and sale of metal products to end-users including metal fabrication companies, general contractors and OEMs. Pricing is generally based upon the underlying metal cost as well as a margin associated with customized value-added services as specified by the customer. The net sales of our Building Products Group are derived from the sales of finished goods to local distributors and general contractors who are generally engaged in the residential remodeling industry.

Cost of sales.    Our Plates and Shapes and Flat Rolled Groups follow the normal industry practice which classifies, within cost of sales, the underlying commodity cost of metal purchased in mill form and the cost of inbound freight charges together with third-party processing cost, if any. Generally, the cost of metal approximates 75% of net sales for the Plates and Shapes and Flat Rolled Groups. Cost of sales with respect to our Building Products Group includes the cost of raw materials, manufacturing labor and overhead costs, together with depreciation and amortization expense associated with property, buildings and equipment used in the manufacturing process. Amounts included within this caption may not be comparable to similarly titled captions reported by other companies.

Operating and delivery expense.    Our operating and delivery expense reflects the cost incurred by our Plates and Shapes and Flat Rolled Groups for labor and facility costs associated with the value-added metal processing services that we provide. With respect to our Building Products Group, operating costs are associated with the labor and facility costs attributable to the distribution and warehousing of our finished goods at our service center facilities. Delivery expense reflects labor, material handling and other third party costs incurred with the delivery of product to customers. Amounts included within this caption may not be comparable to similarly titled captions reported by other companies.

Selling, general and administrative expenses.    Selling, general and administrative expenses include sales and marketing expenses, executive officers’ compensation, office and administrative salaries, insurance, accounting, legal, computer systems, and professional services and costs not directly associated with the processing, manufacturing, operating or delivery costs of our products. Amounts included within this caption may not be comparable to similarly titled captions reported by other companies.

Depreciation and amortization.    Depreciation and amortization expense represents the costs associated with property, buildings and equipment used throughout the company except for depreciation and amortization expense associated with the manufacturing assets employed by our Building Products Group, which is included within cost of sales.

Inventories.    Our inventories are stated at the lower of cost or market and accounted for using a variety of methods including specific identification, average cost and the first-in first-out method of accounting. Rising steel prices result in inventory holding gains, as demonstrated in 2004, and declining prices result in inventory holding losses. Investors are cautioned that our historical inventory gain and loss experience is not necessarily a reliable indicator of our future inventory gains and losses.

Industry Trends

Since 2000, there has been significant consolidation among the major domestic steel producers. The top three steel producers now control over 60% of the domestic flat rolled steel market, up significantly since 2000, which has created a pricing environment characterized by a more disciplined approach to production and pricing. The domestic suppliers have largely exited their non-core metals service and distribution functions to focus on reducing production costs and driving efficiencies from their core metals production activities. Increasingly, metals service centers like us have continued to capture a greater portion of these key functions once served by the major metals producers. Additionally, over the last several quarters the metals service center industry has been exercising better discipline over inventory control. Since mid-2005, the metals service center industry has reduced inventories to multi-year lows while increasing shipment volumes. As a result, the service center element of the industry is well positioned to respond to changing market conditions.

In 2004, increased demand for steel in China, shortages of raw materials such as coking coal, iron ore and oil, increased demand for scrap, the weak U.S. dollar and increased freight rates all contributed to significant increases in process for domestic metal of all types, particularly steel. Further, improved economic conditions in Europe, Asia, and North America contributed to a higher level of demand for steel. During most of 2004, supplies of many products were constrained, which also lead to significant price increases.

In early 2005, the three iron ore suppliers controlling about 80% of the world merchant ore market announced a 71.5% price increase to the integrated steel mills in Europe and Asia. This iron ore price increase was unprecedented, and resulted in cost increases for the European and other large integrated steel mills throughout the world. We anticipate both foreign and domestic mills will have to continue the disciplined practice they implemented in 2004 of passing along such added costs, in the form of both price increases and surcharges. Although the domestic steel producers have demonstrated restraint in curbing manufacturing capacity, earlier in 2005, the decline in automotive build rates in the United States increased the amount of steel available to the domestic manufacturing industries. We believe this excess of supply adversely affected the market price of flat rolled steel which declined through the first eight months of 2005; however, this supply imbalance was resolved. As a result, the mills raised prices in the domestic market in September and October 2005. Demand for steel products remained firm during the fourth quarter of 2005 and into the first quarter of 2006. Pricing for steel products remained relatively steady during this period as market concerns about future increases in imports caused most steel producers to keep prices level in what would otherwise be an ideal opportunity to raise domestic prices. During March and April of 2006, domestic steel producers have announced further price increases as it became apparent that market concerns over imports were exaggerated. The timing of the effect that further price increases will have on the domestic market is difficult to predict, and any number of political or general economic factors could cause metal prices to decline.

Critical Accounting Policies

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Because of the uncertainty inherent in these matters, actual results could differ from the estimates we used in applying critical accounting policies. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

Accounts Receivable.    We recognize revenue as product is shipped (risk of loss for our products passes at time of shipment), net of provisions for estimated returns. Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of trade accounts and notes receivable. Collections on our accounts receivable are made through several lockboxes maintained by our lenders. The ABL facility requires a lockbox arrangement, which in the absence of default, is controlled by Metals USA. Credit risk associated with concentration of cash deposits is low as we have the right of offset with our lenders for the substantial portion of our cash balances. Concentrations of credit risk with respect to trade accounts receivable are within several industries. Generally, credit is extended once appropriate credit history and references have been obtained. We perform ongoing credit evaluations of customers and set credit limits based upon reviews of customers’ current credit information and payment history. We monitor customer payments and maintain a provision for estimated credit losses based on historical experience and specific customer collection issues that we have identified. Provisions to the allowance for doubtful accounts are made monthly and adjustments are made periodically based upon our expected ability to collect all such accounts. Generally we do not require collateral for the extension of credit.

Each quarter we consider all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts. Adjustments made with respect to the allowance for doubtful accounts often relate to improved information not previously available. Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements. The rate of future credit losses may not be similar to past experience.

Inventories.    Inventories are stated at the lower of cost or market. Our inventories are accounted for using a variety of methods including specific identification, average cost and the first-in first-out, or “FIFO,” method of accounting. We regularly review inventory on hand and record provisions for damaged and slow-moving inventory based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand which may require higher provisions for damaged and slow-moving inventory.

Adjustments made with respect to the inventory valuation allowance often relate to improved information not previously available. Uncertainties with respect to the inventory valuation allowance are inherent in the preparation of financial statements. The rate of future losses associated with damaged or slow moving inventory may not be similar to past experience.

Results of Operations—2005 Successor Company and Predecessor Company Results—Combined Non-GAAP

The following tables present our combined unaudited results for the fiscal year ended December 31, 2005, combining the results for the Successor Company from May 9, 2005 (date of inception) to December 31, 2005, and the results for the Predecessor Company from January 1, 2005 to November 30, 2005.

GAAP does not allow for such combination of the Predecessor Company’s and the Successor Company’s financial results; however, we believe the combined results provide information that is useful in evaluating our financial performance. The combined information is the result of merely adding the two columns and does not include any pro forma assumptions or adjustments. The Successor Company had no assets and conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. We believe the Predecessor/Successor split of our results for the quarter and fiscal year ended December 31, 2005 would make it difficult for an investor to compare historical and future results. The Merger did not affect the operational activities of Metals USA and combining Predecessor and Successor results puts our operational performance into a meaningful format for comparative purposes.

As a result of the Merger, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005, operating costs and expenses were increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. The fair value of deferred taxes and long-term liabilities were increased by $64.8 million and $3.1 million. Our intangible assets (customer lists) will be amortized over five years using an accelerated amortization method which approximates its useful life and value to us. Total acquisition costs were allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date of the Merger using valuation and other studies.

	Predecessor Company	Successor Company	Combined Non-GAAP
	Period from January 1, 2005 to November 30, 2005	Period from May 9, 2005 (Date of Inception) to December 31, 2005	Year Ended December 31, 2005
		(in millions)
Net sales	$1,522.1	$116.9	$1,639.0
Cost of sales(1)	1,189.3	92.5	1,281.8
Operating and delivery	139.1	12.8	151.9
Selling, general and administrative	108.5	9.3	117.8
Depreciation and amortization(1)	3.1	1.4	4.5

Operating income	82.1	0.9	83.0
Interest expense	12.0	4.1	16.1
Other (income) expense, net	(0.1)	—	(0.1)

Income (loss) before income taxes and discontinued operations	$70.2	$(3.2)	$67.0

The period from May 9, 2005 (date of inception) to December 31, 2005 includes one month of operations, the month of December, of Metals USA. There is a slight decrease in our business during the winter months because of the impact of inclement weather conditions on the construction industry. This decrease in business, as well as the increase in costs that were associated with purchase accounting of $5.2 million, resulted in a net loss of $3.2 million.

	2005 Combined—By Segment
	Net Sales	%	Operating Income (Loss)%		Capital Expendi- tures	Ship- ments(2)
	(in millions, except percentages)
Combined Non-GAAP 2005:
Plates and Shapes	$694.7	42.4%	$68.4	82.4%	$13.7	740
Flat Rolled	770.9	47.0%	35.5	42.8%	2.5	723
Building Products	195.1	11.9%	16.8	20.2%	3.2	—
Corporate and Other	(21.7)	(1.3)%	(37.7)	(45.4)%	0.9	(24)

Total	$1,639.0	100.0%	$83.0	100.0%	$20.3	1,439

Successor Company:
Plates and Shapes	$54.5	46.6%	$4.0	444.4%	$4.1	57
Flat Rolled	51.0	43.6%	0.6	66.7%	0.2	52
Building Products	13.2	11.3%	(0.7)	(77.8)%	0.1	—
Corporate and Other	(1.8)	(1.5)%	(3.0)	(333.3)%	—	(2)

Total	$116.9	100.0%	$0.9	100.0%	$4.4	107

Predecessor Company:
Plates and Shapes	$640.2	42.1%	$64.4	78.4%	$9.6	683
Flat Rolled	719.9	47.3%	34.9	42.5%	2.3	671
Building Products	181.9	12.0%	17.5	21.3%	3.1	—
Corporate and Other	(19.9)	(1.4)%	(34.7)	(42.2)%	0.9	(22)

Total	$1,522.1	100.0%	$82.1	100.0%	$15.9	1,332

(1)	As a result of the Merger, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9 million, $118.6 million and $22.2 million, respectively. For the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005, operating costs and expenses were increased by $5.2 million ($4.1 million for cost of sales and $1.1 million of additional depreciation and amortization) as the inventory was sold and additional depreciation and amortization was recorded. On a segment basis, $5.2 million additional operating cost and expense was allocated as follows: Building Products $1.1 million, Flat Rolled $1.9 million, Plates and Shapes $1.6 million, and Corporate $0.6 million.
(2)	Shipments are expressed in thousands of tons and are not an appropriate measure of volume for the Building Products Group.

Combined and Consolidated Results

The table below presents our results of operations for the fiscal years ending December 31, 2005, 2004 and 2003 and the three months ended March 31, 2006 and 2005. The results for the fiscal year ended December 31, 2005 are combined, as described above, and do not conform to GAAP.

	Fiscal Years Ended December 31,						Three Months Ended March 31,
	Combined Non- GAAP 2005%		Predecessor Company 2004%		Predecessor Company 2003%		Successor Company 2006%		Predecessor Company 2005%
	(in millions, except percentages)
Net sales	$1,639.0	100.0%	$1,509.8	100.0%	$963.2	100.0%	$429.6	100.0%	$427.6	100.0%
Cost of sales	1,281.8	78.2%	1,080.1	71.5%	731.6	76.0%	341.0	79.4%	333.8	78.1%
Operating and delivery	151.9	9.3%	144.4	9.6%	127.7	13.3%	41.7	9.7%	37.8	8.8%
Selling, general and administrative	117.8	7.2%	109.6	7.3%	87.0	9.0%	27.2	6.3%	24.3	5.7%
Depreciation and amortization	4.5	0.3%	2.0	0.1%	0.5	0.1%	4.2	1.0%	0.7	0.2%

Operating income (loss)	83.0	5.1%	173.7	11.5%	16.4	1.7%	15.5	3.6%	31.0	7.2%
Interest expense	16.1	1.0%	8.4	0.6%	5.7	0.6%	12.0	2.8%	3.2	0.7%
Other (income) expense, net	(0.1)	—	(2.5)	(0.2)%	(2.0)	(0.2)%	(0.1)	—	(0.2)	—

Income before income taxes and discontinued operations	$67.0	4.1%	$167.8	11.1%	$12.7	1.3%	$3.6	0.8%	$28.0	6.5%

Results of Operations by Period

Results of Operations—Three Months Ended March 31, 2006 Compared to March 31, 2005

The following unaudited consolidated financial information reflects our historical financial statements.

	Successor Company		Predecessor Company
	Three Months Ended March 31,
	2006	%	2005	%
	(in millions, except percentages)
Net sales	$429.6	100.0%	$427.6	100.0%
Cost of sales	341.0	79.4%	333.8	78.1%
Operating and delivery	41.7	9.7%	37.8	8.8%
Selling, general and administrative	27.2	6.3%	24.3	5.7%
Depreciation and amortization	4.2	1.0%	0.7	0.2%

Operating income	15.5	3.6%	31.0	7.2%
Interest expense	12.0	2.8%	3.2	0.7%
Other (income) expense, net	(0.1)	—	(0.2)	—

Income before income taxes	$3.6	0.8%	$28.0	6.5%

Net sales.    Net sales increased $2.0 million, or 0.5%, from $427.6 million for the three months ended March 31, 2005 to $429.6 million for the three months ended March 31, 2006. The increase in sales was primarily attributable to a 5.5% increase in volumes partially offset by a 5.0% decrease in average realized prices for our Flat Rolled and Plates and Shapes Product Groups. Net sales increased for our Building Products Group by $1.1 million due primarily to higher sales prices.

Cost of sales.    Cost of sales increased $7.2 million, or 2.2%, from $333.8 million for the three months ended March 31, 2005, to $341.0 million for the three months ended March 31, 2006. The increase in cost of sales was primarily attributable to a 5.5% increase in volumes and an increase in the average cost per ton, primarily related to a $10.8 million cost related to inventory purchase accounting for our Flat Rolled and Plates and Shapes Product Groups. Cost of sales as a percentage of sales increased from 78.1% in 2005 to 79.4% in the same period in 2006. This percentage increase was primarily due to a larger increase in average costs per ton than in realized sales price per ton.

Operating and delivery.    Operating and delivery expenses increased $3.9 million, or 10.3%, from $37.8 million for the three months ended March 31, 2005 to $41.7 million for the three months ended March 31, 2006. Higher labor costs and higher freight costs due to rising fuel prices accounted for over one half of the increase. As a percentage of net sales, operating and delivery expenses increased from 8.8% for the three months ended March 31, 2005 to 9.7% for the three months ended March 31, 2006. This percentage increase was primarily due to a larger growth in operating and delivery expenses as compared to net sales growth.

Selling, general and administrative.    Selling, general and administrative expenses increased $2.9 million, or 11.9%, from $24.3 million for the three months ended March 31, 2005 to $27.2 million for the three months ended March 31, 2006. Higher salaries, incentive compensation and, to a lesser extent, $0.3 million in compensation expense related to the outstanding options under Statement of Financial Accounting Standards No. 123-Revised 2004 (“SFAS 123(R)”), “Share-Based Payment,” accounted for a significant portion of the increase. As a percentage of net sales, selling, general and administrative expenses increased from 5.7% for the three months ended March 31, 2005 to 6.3% for the three months ended March 31, 2006. This percentage increase was primarily due to a larger growth in selling, general and administrative expenses as compared to net sales growth.

Depreciation and amortization.    Depreciation and amortization increased from $0.7 million for the three months ended March 31, 2005 to $4.2 million for the three months ended March 31, 2006. The revaluation of our long-lived assets to fair value as a result of the Merger caused $3.2 million of the increase. The remaining increase of $0.3 million was due to capital investments in facilities and equipment made during the prior twelve months.

Operating income.    Operating income decreased $15.5 million, or 50.0%, from $31.0 million for the three months ended March 31, 2005 to $15.5 million for the three months ended March 31, 2006. The decrease in operating income is primarily due to a $10.8 million increase to cost of sales related to inventory purchase accounting and $3.2 million additional depreciation and amortization on our long-lived assets. Additionally, selling, general and administrative costs increased due to increases in compensation expense. As a percentage of net sales, operating income decreased from 7.2% for the three months ended March 31, 2005 to 3.6% for the three months ended March 31, 2006.

Interest expense.    Interest expense increased $8.8 million, from $3.2 million for the three months ended March 31, 2005 to $12.0 million for the three months ended March 31, 2006. This increase was primarily a function of higher debt levels and, to a lesser extent, higher effective interest rates. Our capital structure was significantly different between the two periods due to the Merger that occurred on November 30, 2005. At March 31, 2005, our debt consisted of a revolving credit agreement with an outstanding balance of $261.0 million and other debt totaling $17.4 million. At March 31, 2006, our debt consisted of $275.0 million in outstanding 11 1/8% Senior Secured Notes, $201.9 million in outstanding advances under our ABL facility, and $7.0 million in other debt.

Results of Operations—Combined Year Ended December 31, 2005 Compared to 2004

Net sales.    Net sales increased $129.2 million, or 8.6%, from $1,509.8 million for the twelve months ended December 31, 2004 to $1,639.0 million for the twelve months ended December 31,

2005. The increase in sales was primarily attributable to a 13.6% increase in average realized price per ton partially offset by a 4.2% decrease in volumes for our Flat Rolled and Plates and Shapes Product Groups. Net sales increased for our Building Products Group by $12.1 million.

Cost of sales.    Cost of sales increased $201.7 million, or 18.7%, from $1,080.1 million for the twelve months ended December 31, 2004, to $1,281.8 million for the twelve months ended December 31, 2005. The increase in cost of sales was primarily attributable a 25.6% increase in the average cost per ton partially offset by a 4.2% decrease in volumes for our Flat Rolled and Plates and Shapes Product Groups. The increase in the average cost per ton was primarily due to an increase in the cost of raw materials and, to a lesser extent, a $4.1 million increase in costs related to purchase accounting. Cost of sales as a percentage of net sales increased from 71.5% in 2004 to 78.2% in 2005. This percentage increase was primarily due to the combination of higher average costs per ton and to a lesser extent a decrease in volumes for our Flat Rolled and Plates and Shapes Product Groups.

Operating and delivery.    Operating and delivery expenses increased $7.5 million, or 5.2%, from $144.4 million for the twelve months ended December 31, 2004 to $151.9 million for the twelve months ended December 31, 2005. This increase was primarily due to increased labor and delivery costs. As a percentage of net sales, operating and delivery expenses decreased from 9.6% for the twelve months ended December 31, 2004 to 9.3% for the twelve months ended December 31, 2005. This percentage decrease was primarily due to higher average realized sales prices being spread over higher net sales in our Flat Rolled and Plates and Shapes Product Groups.

Selling, general and administrative.    Selling, general and administrative expenses increased $8.2 million, or 7.5%, from $109.6 million for the twelve months ended December 31, 2004 to $117.8 million for the twelve months ended December 31, 2005. This was principally due to the acceleration of payment of stock based compensation totaling $14.6 million as a result of the Merger. As a percentage of net sales, selling, general and administrative expenses decreased from 7.3% for the twelve months ended December 31, 2004 to 7.2% for the twelve months ended December 31, 2005. This percentage decrease was primarily due to higher average realized sales prices being spread over higher net sales in our Flat Rolled and Plates and Shapes Product Groups.

Depreciation and amortization.    Depreciation and amortization increased $2.5 million, or 125%, from $2.0 million for the twelve months ended December 31, 2004 to $4.5 million for the twelve months ended December 31, 2005. The revaluation of our long-lived assets to fair value as a result of the Merger caused $1.1 million of the increase. The remaining increase of $1.4 million was primarily due to capital investments in facilities and equipment made during the prior twelve months.

Operating income.    Operating income decreased $90.7 million, or 52.2%, from $173.7 million for the twelve months ended December 31, 2004 to $83.0 million for the twelve months ended December 31, 2005. This decrease was due primarily to an increase in the cost of raw materials and, to a lesser extent, a one-time cost of $14.6 million associated with the acceleration of payment of stock-based compensation and $5.2 million of additional costs related to purchase accounting.

Interest expense.    Interest expense increased $7.7 million, or 91.7%, from $8.4 million for the twelve months ended December 31, 2004 to $16.1 million for the twelve months ended December 31, 2005. This increase was primarily due to the increased debt we incurred as a result of the Merger and, to a lesser extent, on higher interest rates in 2005.

Results of Operations—Year Ended December 31, 2004 Compared to 2003

Net sales.    Net sales increased $546.6 million, or 56.7%, from $963.2 million in 2003 to $1,509.8 million in 2004. The increase in sales was primarily attributable to a 42.6% increase in average realized price per ton and a 16.6% increase in volumes for our Flat Rolled and Plates and Shapes Groups. Net sales increased for our Building Products Group by $17.8 million.

Cost of sales.    Cost of sales increased $348.5 million, or 47.6%, from $731.6 million in 2003 to $1,080.1 million in 2004. The increase in cost of sales was primarily attributable to a 31.6% increase in the average cost per ton and a 16.6% increase in volumes for our Flat Rolled and Plates and Shapes Groups. Cost of sales as a percentage of net sales decreased from 76.0% in 2003 to 71.5% in 2004. This percentage decrease was due to higher average realized sales prices.

Operating and delivery.    Operating and delivery expenses increased $16.7 million, or 13.1%, from $127.7 million in 2003 to $144.4 million in 2004. This increase is primarily due to the increase in shipments. As a percentage of net sales, operating and delivery expenses decreased from 13.3% in 2003 to 9.6% in 2004. This percentage decrease was primarily due to higher average realized sales prices together with fixed costs being spread over a higher volume of net sales.

Selling, general and administrative.    Selling, general and administrative expenses increased $22.6 million, or 26.0%, from $87.0 million in 2003 to $109.6 million in 2004. This increase was principally due to higher incentive compensation resulting from increased sales and gross margins, along with $5.0 million of costs associated with the elimination of one layer of management and the closing of eleven redundant or unprofitable locations in our Building Products Group. As a percentage of net sales, selling, general and administrative expenses decreased from 9.0% in 2003 to 7.3% in 2004. This percentage decrease was primarily due to higher average realized sales prices together with fixed costs being spread over a higher volume of net sales.

Depreciation and amortization.    Depreciation and amortization increased $1.5 million, or 300.0%, from $0.5 million in 2003 to $2.0 million in 2004, due to capital investment in facilities and equipment made during the prior twelve months.

Operating income.    Operating income increased by $157.3 million, or 959.1%, from $16.4 million in 2003 to $173.7 million in 2004. This increase is due to the improved margins and increased shipments in our Flat Rolled and Plates and Shapes Groups.

Interest expense.    Interest expense increased $2.7 million, or 47.4%, from $5.7 million in 2003 to $8.4 million in 2004, primarily as a result of increased borrowings, and to a lesser extent higher interest rates, on our revolving credit facility to support the increased working capital requirements in 2004.

Other (income) expense, net.    Other income increased $0.5 million, or 25.0%, from $2.0 million in 2003 to $2.5 million in 2004. These credits relate to settlements or adjustments attributable to the Predecessor Company claims and accruals.

Results of Operations by Segment

The results of operations by segment data for the fiscal year ended December 31, 2005 includes the Predecessor Company results for the period January 1, 2005 through November 30, 2005 combined with the Successor Company results for the period May 9, 2005 (date of inception) through December 31, 2005. See the supplementary table presented after the “—Results of Operations—2005 Successor Company and Predecessor Company Results—Combined Non-GAAP.”

	Net Sales	%	Operating Costs and Expenses	%	Operating Income (Loss)%		Capital Expendi- tures	Ship- ments(1)
	(in millions, except percentages)
Fiscal Years Ended December 31,
2005 (Combined Non-GAAP):
Plates and Shapes	$694.7	42.4%	$626.3	40.3%	$68.4	82.4%	$13.7	740
Flat Rolled	770.9	47.0%	735.4	47.3%	35.5	42.8%	2.5	723
Building Products	195.1	11.9%	178.3	11.4%	16.8	20.2%	3.2	—
Corporate and Other	(21.7)	(1.3)%	16.0	1.0%	(37.7)	(45.4)%	0.9	(24)

Total	$1,639.0	100.0%	$1,556.0	100.0%	$83.0	100.0%	$20.3	1,439

2004 (Predecessor Company):
Plates and Shapes	$621.0	41.1%	$517.8	38.8%	$103.2	59.4%	$10.3	751
Flat Rolled	723.2	47.9%	641.4	48.0%	81.8	47.0%	2.3	773
Building Products	183.0	12.1%	175.1	13.1%	7.9	4.5%	2.2	—
Corporate and Other	(17.4)	(1.1)%	1.8	0.1%	(19.2)	(10.9)%	2.6	(22)

Total	$1,509.8	100.0%	$1,336.1	100.0%	$173.7	100.0%	$17.4	1,502

2003 (Predecessor Company):
Plates and Shapes	$354.1	36.8%	$342.5	36.2%	$11.6	70.7%	$11.0	663
Flat Rolled	463.6	48.1%	455.9	48.2%	7.7	47.0%	3.1	658
Building Products	165.2	17.1%	152.8	16.1%	12.4	75.6%	2.4	—
Corporate and Other	(19.7)	(2.0)%	(4.4)	(0.5)%	(15.3)	(93.3)%	1.0	(33)

Total	$963.2	100.0%	$946.8	100.0%	$16.4	100.0%	$17.5	1,288

(1)	Shipments are expressed in thousands of tons and are not an appropriate measure of volume for the Building Products Group.

Segment Results—Three Months Ended March 31, 2006 Compared to March 31, 2005

	Net Sales	%	Operating Costs and Expenses	%	Operating Income (Loss)%		Capital Expendi- tures	Ship- ments(1)
	(in millions, except percentages)
Three Months Ended March 31,
2006 (Successor Company):
Plates and Shapes	$198.4	46.2%	$181.2	43.7%	$17.2	111.0%	$1.9	205
Flat Rolled	191.5	44.6%	185.3	44.8%	6.2	40.0%	0.6	186
Building Products	45.5	10.6%	45.9	11.1%	(0.4)	(2.6)%	1.1	—
Corporate and other	(5.8)	(1.4)%	1.7	0.4%	(7.5)	(48.4)%	0.1	(6)

Total	$429.6	100.0%	$414.1	100.0%	$15.5	100.0%	$3.7	385

2005 (Predecessor Company):
Plates and Shapes	$176.7	41.3%	$157.2	39.6%	$19.5	62.9%	$0.9	181
Flat Rolled	212.4	49.7%	199.0	50.2%	13.4	43.2%	0.5	191
Building Products	44.4	10.4%	41.5	10.5%	2.9	9.4%	1.2	—
Corporate and other	(5.9)	(1.4)%	(1.1)	(0.3)%	(4.8)	(15.5)%	0.2	(7)

Total	$427.6	100.0%	$396.6	100.0%	$31.0	100.0%	$2.8	365

(1)	Shipments are expressed in thousands of tons and are not an appropriate measure of volume for the Building Products Group.

Plates and Shapes.    Net sales increased $21.7 million, or 12.3%, from $176.7 million for the three months ended March 31, 2005 to $198.4 million for the three months ended March 31, 2006. This increase is primarily due to a 13.3% increase in volumes partially offset by a 0.9% decrease in the average realized price per ton. The increase in volumes was primarily due to the increased demand for our products.

Operating costs and expenses increased $24.0 million, or 15.3%, from $157.2 million for the three months ended March 31, 2005 to $181.2 million for the three months ended March 31, 2006. This increase was primarily attributable to a 13.3% increase in volumes during the quarter plus additional costs of $4.9 million related to purchase accounting. Operating costs and expenses as a percentage of net sales increased slightly from 89.0% for the three months ended March 31, 2005 to 91.3% for the three months ended March 31, 2006.

Operating income decreased by $2.3 million, or 11.8%, from $19.5 million of income for the three months ended March 31, 2005 to $17.2 million of income for the three months ended March 31, 2006. This decrease is primarily attributable to the $4.9 million purchase accounting adjustment and, to a lesser degree, reduced margins due to decreased average realized prices. As a result, operating income as a percentage of net sales decreased from 11.0% for the three months ended March 31, 2005 to 8.7% for the three months ended March 31, 2006.

Flat Rolled.    Net sales decreased $20.9 million, or 9.8%, from $212.4 million for the three months ended March 31, 2005 to $191.5 million for the three months ended March 31, 2006. This decrease is primarily due to a 7.4% decrease in the average realized price per ton and to a lesser extent a 2.6% decrease in volumes. Although prices were generally improving throughout the first quarter of 2006, the ferrous Flat Rolled business remained competitive and, as a result, we elected to reduce sales volume to maintain our level of profitability.

Operating costs and expenses decreased $13.7 million, or 6.9%, from $199.0 million for the three months ended March 31, 2005 to $185.3 million for the three months ended March 31, 2006. This decrease was attributable to a decrease in the cost of raw materials and to a lesser extent a decrease in volumes, offset by $4.0 million in additional costs due to inventory purchase accounting adjustments. Operating costs and expenses as a percentage of net sales, increased from 93.7% for the three months ended March 31, 2005 to 96.8% for the three months ended March 31, 2006. This percentage increase was primarily due to a larger decrease in the average realized price as compared to the decrease in average cost per ton.

Operating income decreased by $7.2 million, or 53.7%, from $13.4 million for the three months ended March 31, 2005 to $6.2 million for the three months ended March 31, 2006. This decrease is primarily attributable to the lower realized prices, a $4.0 million cost related to inventory purchase accounting, and to a lesser extent, a decrease in volume. Operating income as a percentage of net sales decreased from 6.3% for the three months ended March 31, 2005 to 3.2% for the three months ended March 31, 2006.

Building Products.    Net sales increased $1.1 million, or 2.5%, from $44.4 million for the three months ended March 31, 2005 to $45.5 million for the three months ended March 31, 2006. The increase in net sales was principally due to price increases.

Operating costs and expenses increased $4.4 million, or 10.6%, from $41.5 million for the three months ended March 31, 2005 to $45.9 million for the three months ended March 31, 2006. This increase is attributable to a $3.3 million cost related to purchase accounting and increased acquisition cost of aluminum raw material. Operating costs and expenses as a percentage of net sales increased marginally from 93.5% for the three months ended March 31, 2005 to 100.9% for the three months ended March 31, 2006.

Operating income decreased by $3.3 million, from $2.9 million for the three months ended March 31, 2005 to an operating loss of $0.4 million for the three months ended March 31, 2006. This decrease is due to the $3.3 million cost related to inventory purchase accounting. Operating income as a percentage of net sales decreased from 6.5% for the three months ended March 31, 2005 to (0.9)% for the three months ended March 31, 2006.

Corporate and other.    This category reflects certain administrative costs and expenses management has not allocated to its industry segments. The negative net sales amount represents the elimination of intercompany sales. The operating loss increased $2.7 million, from $(4.8) million for the three months ended March 31, 2005 to $(7.5) million for the three months ended March 31, 2006. This increase is primarily attributable to $1.8 million in cost related to purchase accounting, higher professional fees and insurance costs.

Segment Results—Combined Year Ended December 31, 2005 Compared to December 31, 2004

Plates and Shapes.    Net sales increased $73.7 million, or 11.9%, from $621.0 million in 2004 to $694.7 million in 2005. This increase is primarily due to a 13.5% increase in the average realized price per ton partially offset by a 1.5% decrease in volumes. The increase in average realized sales price was primarily due to an industry-wide improvement in supply and demand characteristics for our products.

Operating costs and expenses increased $108.5 million, or 21.0%, from $517.8 million in 2004 to $626.3 million in 2005. This increase was primarily attributable to the higher costs of raw materials. Costs were also increased due to a $1.6 million cost related to purchase accounting. Operating costs and expenses as a percentage of net sales increased from 83.4% in 2004 to 90.2% in 2005. This percentage increase was primarily due to higher average costs per ton together with fixed costs being spread over a lower volume of net sales.

Operating income decreased by $34.8 million, or 33.7%, from $103.2 million in 2004 to $68.4 million in 2005. This decrease is primarily attributable to the increase in the cost of raw materials and, to a lesser extent, on an additional $1.6 million cost related to purchase accounting. Operating income as a percentage of net sales decreased from 16.6% in 2004 to 9.8% in 2005.

Flat Rolled.    Net sales increased $47.7 million, or 6.6%, from $723.2 million in 2004 to $770.9 million in 2005. This increase is primarily due to a 14.0% increase in the average realized price per ton partially offset by a 6.5% decrease in volumes. The increase in average realized sales prices was primarily due to an industry-wide improvement in supply and demand characteristics for our products.

Operating costs and expenses increased $94.0 million, or 14.7%, from $641.4 million in 2004 to $735.4 million in 2005. This increase was primarily attributable to the higher cost of raw materials, partially offset by decreased volumes. Costs were also increased by $1.9 million related to purchase accounting. Operating costs and expenses as a percentage of net sales increased from 88.7% in 2004 to 95.4% in 2005. This percentage increase was primarily due to higher average costs per ton together with fixed costs being spread over a lower volume of net sales.

Operating income decreased by $46.3 million, or 56.6%, from $81.8 million in 2004 to $35.5 million in 2005. This decrease is primarily attributable to the increase in the cost of raw materials and to a lesser extent a $1.9 million cost related to purchase accounting. Operating income as a percentage of net sales increased from 11.3% in 2004 to 4.6% in 2005.

Building Products.    Net sales increased $12.1 million, or 6.6%, from $183.0 million in 2004 to $195.1 million in 2005. The increase in net sales was principally due to price increases and to a lesser extent increased demand for these products.

Operating costs and expenses increased $3.2 million, or 1.8%, from $175.1 million in 2004 to $178.3 million in 2005, primarily due to higher sales. This increase was primarily driven by higher material costs and a $1.1 million cost related to purchase accounting. Operating costs and expenses as a percentage of net sales decreased from 95.7% in 2004 to 91.4% in 2005. Additionally, in 2004, we incurred $5.0 million of costs associated with the elimination of one layer of management and the closing of eleven redundant or unprofitable locations. These costs include $2.9 million in accrued expenses related to the disposal of real estate leases and $2.1 million in severance expense.

Operating income increased by $8.9 million, or 112.7%, from $7.9 million in 2004 to $16.8 million in 2005. This increase was primarily due to price increases partially offset by a $1.1 million cost related to purchase accounting. Operating income as a percentage of net sales increased from 4.3% in 2004 to 8.6% in 2005.

Corporate and other.    This category reflects certain administrative costs and expenses that we have not allocated to our industry segments. These costs include compensation for executive officers, insurance, professional fees for audit, tax and legal services and data processing expenses. The negative net sales amount represents the elimination of inter-company sales. The operating loss increased $18.5 million, or 96.4%, from $19.2 million in 2004 to $37.7 million in 2005. This increase is primarily attributable to costs related to the completion of the Merger, including $14.6 million paid on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards which was expensed in November 2005.

Segment Results—Year Ended December 31, 2004 Compared to December 31, 2003

Plates and Shapes.    Net sales increased $266.9 million, or 75.4%, from $354.1 million in 2003 to $621.0 million in 2004. This increase is primarily due to a 54.7% increase in the average realized sale price per ton and a 13.3% increase in volumes. The increase in average realized sales prices was primarily due to the industry-wide raw material cost increases from producing mills and a higher level of demand from the improved U.S. economy.

Operating costs and expenses increased $175.3 million, or 51.2%, from $342.5 million in 2003 to $517.8 million in 2004. This increase was attributable to the higher costs of raw materials and to a lesser extent the increased volumes. Operating costs and expenses as a percentage of net sales decreased from 96.7% in 2003 to 83.4% in 2004. This percentage decrease was primarily due to higher average realized sales prices together with fixed costs being spread over a higher volume of net sales.

Operating income increased by $91.6 million, from $11.6 million in 2003 to $103.2 million in 2004. This increase is primarily attributable to increased volumes and sales prices that increased faster than our material costs in 2004. Operating income as a percentage of net sales increased from 3.3% in 2003 to 16.6% in 2004.

Flat Rolled.    Net sales increased $259.6 million, or 56.0%, from $463.6 million in 2003 to $723.2 million in 2004. This increase is primarily due to a 32.7% increase in the average sales price per ton and a 17.5% increase in volumes. The increase in average realized sales prices was primarily due to the industry-wide raw material cost increases from producing mills and a higher level of demand from the improved U.S. economy.

Operating costs and expenses increased $185.5 million, or 40.7%, from $455.9 million in 2003 to $641.4 million in 2004. This increase was attributable to the higher cost of raw materials and to a lesser extent from increased volumes. Operating costs and expenses as a percentage of net sales decreased from 98.3% in 2003 to 88.7% in 2004. This percentage decrease was primarily due to higher average realized sales prices together with fixed costs being spread over a higher volume of net sales.

Operating income increased by $74.1 million, from $7.7 million in 2003 to $81.8 million in 2004. This increase is primarily attributable to increased volumes and sales prices that increased faster than our material costs in 2004. Operating income as a percentage of net sales increased from 1.7% in 2003 to 11.3% in 2004.

Building Products.    Net sales increased $17.8 million, or 10.8%, from $165.2 million in 2003 to $183.0 million in 2004. The increase in net sales was principally due to increased demand for these products, and to a lesser extent price increases.

Operating costs and expenses increased $22.3 million, or 14.6%, from $152.8 million in 2003 to $175.1 million in 2004, primarily due to higher sales volumes and $5.0 million of costs associated with the elimination of one layer of management and the closing of eleven redundant or unprofitable locations. Specifically, these costs include $2.9 million in accrued expenses related to the disposal of real estate leases and $2.1 million in severance expense. To a lesser extent, increased cost of raw materials and product realignment initiatives taken by new division management also contributed to the increase. Operating costs and expenses as a percentage of net sales increased from 92.5% in 2003 to 95.7% in 2004.

Operating income decreased by $4.5 million, or 36.3%, from $12.4 million in 2003 to $7.9 million in 2004. This decrease is due to primarily to $5.0 million of costs associated with the elimination of one layer of management and the closing of eleven redundant or unprofitable locations. Operating income as a percentage of net sales decreased from 7.5% in 2003 to 4.3% in 2004.

Corporate and other.    This category reflects certain administrative costs and expenses that we have not allocated to our industry segments. These costs include compensation for executive officers, insurance, professional fees for audit, tax and legal services and data processing expenses. The negative net sales amount represents the elimination of inter-company sales. The operating loss increased $3.9 million, or 25.5%, from $15.3 million in 2003 to $19.2 million in 2004. This increase is primarily attributable to increased incentive compensation costs and professional fees associated with our Sarbanes-Oxley compliance initiatives, offset by lower costs for workers compensation insurance.

Liquidity and Capital Resources

As discussed below, our primary sources of liquidity are our cash flows from operations and borrowings under the ABL facility.

Operating and Investing Activities

Although we do not produce any metal, our financial performance is affected by changes in metal prices. As a processor and distributor of metal products, we maintain a constant inventory of steel and other metals that are subject to market pricing changes. When metal prices rise, we generally are able to sell our products at prices that are higher than their historical costs; accordingly, our working capital (which consists primarily of accounts receivable and inventory) requirements and our profitability tend to increase in a rising price environment. Conversely, when metal prices fall, our working capital requirements and our profitability tend to decrease. From January through August of 2005 prices were in a general state of decline. As a consequence, our working capital (current assets less current liabilities) decreased from $565.0 million at December 31, 2004 to $453.3 million at December 31, 2005 primarily resulting from a $112.2 million decrease in inventory and a $0.6 million decrease in accounts receivable.

For the three months ended March 31, 2006, our working capital increased from $453.3 million at December 31, 2005 to $467.7 million at March 31, 2006, primarily resulting from a $32.2 million increase in accounts receivable attributed to a $41.1 million quarter over quarter increase in sales. The increase in working capital and more specifically, accounts receivable is a result of normal seasonal sales trends as we moved from our historically slower fourth quarter to an historically improving first quarter.

Changes in metal prices also affect our liquidity because of the time difference between our payment for our raw materials and our collection of cash from our customers. We sell our products and typically collect our accounts receivable within 45 days after the sale; however, we tend to pay for replacement materials (which are more expensive when metal prices are rising) over a much shorter period, primarily to benefit from early-payment discounts that are substantially higher than our cost of incremental debt. As a result, when metal prices are rising, we tend to draw more on the ABL facility to cover the cash flow cycle from material purchase to cash collection. When metal prices fall, we can replace our inventory at lower cost and, thus, generally do not need to access the ABL facility as much to cover the cash flow cycle. We believe our cash flow from operations, supplemented with the cash available under the ABL facility will provide sufficient liquidity to meet the challenges and obligations we face during the current metal price environment. Additionally, we intend to look for value-added businesses that we can acquire at reasonable prices. We intend to use cash flows from operations and excess cash available under the ABL facility to fund future acquisitions.

Our ability to make borrowings under the ABL facility (and our ability to avoid paying down borrowed amounts under the ABL facility to increase availability) is dependent in part upon Adjusted EBITDA as defined in the ABL facility and the indenture governing the notes. Adjusted EBITDA is a component used in ratios used in our credit documents to measure our compliance with certain restrictive covenants, and to determine the interest rate charged under the ABL facility from time to time. Adjusted EBITDA determines in part whether, under the ABL facility or the indenture, we may engage in certain transactions with affiliates, merge, consolidate or enter into any similar significant business combinations, make distributions or redeem indebtedness or incur additional indebtedness. In addition, under the indenture governing the notes, Adjusted EBITDA determines in part whether we may redeem certain outstanding indebtedness with proceeds from significant asset sales or sales of equity securities and whether we may designate a subsidiary as unrestricted and free of certain of the limitations under the indenture. If we breach any of the covenants in our credit documents, our outstanding indebtedness could be declared immediately due and payable. See “—Financing Activities” and “Description of Certain Indebtedness.”

The year ended December 31, 2005 includes the combined results for the Successor Company from May 9, 2005 (date of inception) to December 31, 2005, and the Predecessor Company from January 1, 2005 to November 30, 2005.

GAAP does not allow for such combination of the Predecessor Company’s and the Successor Company’s financial results; however, we believe the combined results provide information that is useful in evaluating our financial performance. The combined information is the result of merely adding the two columns and does not include any pro forma assumptions or adjustments. The Successor Company had no assets and conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. We believe the Predecessor/Successor split of our results for the quarter and fiscal year ended December 31, 2005 would make it difficult for an investor to compare historical and future results. The Merger did not affect the operational activities of Metals USA and combining Predecessor and Successor results puts our operational performance into a meaningful format for comparative purposes.

	Historical					Historical
	Predecessor Company			Successor Company	Combined Non-GAAP	Predecessor Company	Successor Company
	Year Ended December 31,		Period from January 1, 2005 to November 30, 2005	Period from May 9, 2005 (Date of Inception) to December 31, 2005	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	2003	2004
				(in millions)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$26.9	$(128.6)	$170.1	$7.3	$177.4	$(3.3)	$(0.1)
Cash flows provided by (used in) investing activities	(11.8)	(16.0)	(15.8)	(434.5)	(450.3)	(2.8)	(3.7)
Cash flows provided by (used in) financing activities	(10.0)	145.8	(120.7)	438.5	317.8	7.8	10.4

Three Months Ended March 31, 2006 Compared to March 31, 2005

During the three months ended March 31, 2006, net cash used in operating activities was $0.1 million. While we had operating income of $15.5 million during the three months ended March 31, 2006, $32.2 million of cash was used to fund accounts receivable requirements which was offset by an increase in payables. During the three months ended March 31, 2005, net cash used by operating activities was $3.3 million. While we had operating income of $31.0 million during the three months ended March 31, 2005, $29.2 million of cash was used to fund accounts receivable requirements.

Net cash used by investing activities for the three months ended March 31, 2006 was $3.7 million. The most significant capital investments during the three months consisted of asset purchases related to our new laser cutting equipment in New Orleans, Louisiana and expansion of our Plates and Shapes facility in Greensboro, North Carolina. Net cash used by investing activities for the three months ended March 31, 2005 was $2.8 million consisting of assets purchases.

Net cash provided by financing activities was $10.4 million for the three months ended March 31, 2006 and consisted primarily of net borrowings on the revolving credit facility. Net cash provided by financing activities for the three months ended March 31, 2005 was $7.8 million and consisted primarily of borrowings on the revolving credit facility.

Combined Year Ended December 31, 2005 Compared to December 31, 2004

During the year ended December 31, 2005, net cash provided by operating activities was $177.4 million. We had operating income of $83.0 million in 2005, and $124.8 million of cash was provided by the reduction of inventory and collection of accounts receivable. During the year ended December 31, 2004, net cash used in operating activities was $128.6 million which consisted of operating income of $173.7 million in 2004 offset by $275.4 million of cash used to fund inventory and accounts receivable requirements in concert with rising steel prices during the year.

Net cash used by investing activities for the year ended December 31, 2005 was $450.3 million and consisted of Flag Intermediate’s acquisition of Metals USA pursuant to the Merger for $430.1 million and the purchase of assets of $20.3 million, which was partially offset by the sales of assets of $0.1 million. The most significant capital investments during the year included an acquisition of new laser cutting equipment at our Plates and Shapes facility in the New Orleans area, the expansion of our Plates and Shapes facility in Greensboro, North Carolina, and the purchase of our Plates and Shapes facilities in Newark, New Jersey and York, Pennsylvania. Net cash used by investing activities for the year ended December 31, 2004 was $16.0 million and consisted of the purchase of assets of $17.4 million, partially offset by the sales of assets of $1.4 million. The most significant capital investments made during 2004 were the expansion and purchase of new paint line equipment for our Plates and Shapes facility near New Orleans and the expansion of our Plates and Shapes facility near Dallas, Texas.

The foregoing discussion of the principal sources and uses of cash should be read in conjunction with our Consolidated Statements of Cash Flows included elsewhere in this prospectus. See also “Selected Historical Consolidated Financial Data.”

Net cash provided by financing activities was $317.8 million for the year ended December 31, 2005 and consisted primarily of the proceeds from the issuance of the notes, $191.4 million of borrowings under the ABL facility, and the net capital contribution from Apollo and certain members of management of $134.0 million. These were partially offset by payments of $107.7 million under our previous credit facility and the final payment of $145.3 million to payoff and terminate that facility as a result of the Merger. Net cash provided by financing activities was $145.8 million for the year ended December 31, 2004 and consisted primarily of net borrowings on the revolving credit facility.

Financing Activities

The ABL Facility

Overview.    The ABL facility provides for borrowings, subject to a borrowing base calculation, of up to $450.0 million and will enable us to borrow and repay funds as needed. The ABL facility is initially comprised of $415.0 million of Tranche A Commitments and $35.0 million of Tranche A-1 Commitments. While the Tranche A-1 Commitments are outstanding, the borrowing base is subject to greater advance rates than would otherwise be in effect. Subject to certain conditions, the Tranche A-1 Commitments may be reduced or terminated at any time and, upon the reduction or termination of the Tranche A-1 Commitments, the Tranche A Commitments will be increased on a dollar-for-dollar basis in an amount equal to such reduction or termination. On May 31, 2006, the Tranche A-1 Commitments will automatically be reduced to $25.0 million (with a corresponding increase in the Tranche A Commitments), unless previously reduced below $25.0 million.

Borrowing Base.    The maximum availability under the ABL facility is based on eligible receivables and eligible inventory, subject to certain reserves. Our borrowing availability fluctuates daily with changes in eligible receivables and inventory, less outstanding borrowings and letters of credit. The borrowing base is equal to the lesser of (a) the aggregate amount of the Tranche A Commitments and the Tranche A-1 Commitments and (b) the sum of:

•	85% of the net amount of eligible accounts receivable;

•	the lesser of (x) 70% of the lesser of the original cost or market value of eligible inventory, and (y) 90% of the net orderly liquidation value of eligible inventory;

•	at all times prior to the termination of the Tranche A-1 Commitments;

•	prior to May 31, 2006, the sum of 5% of the net amount of eligible accounts receivable and 10% of the net orderly liquidation value of eligible inventory; or

•	thereafter, the sum of 5% of the net amount of eligible accounts receivable and 5% of the net orderly liquidation value of eligible inventory.

Initial borrowings under the ABL facility were used to repay the outstanding amounts drawn under our existing revolving credit facility and to fund other costs and expenses related to the Apollo Transaction. The loan and security agreement governing the ABL facility provides for up to $15.0 million of swing-line loans and up to $100.0 million for the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swing-line loans will reduce borrowing availability under the ABL facility on a dollar-for-dollar basis.

As of March 31, 2006, we had eligible collateral of $423.5 million, $201.9 million in outstanding advances, $18.5 million in open letters of credit and $203.1 million in additional borrowing capacity.

We used $36.3 million and $9.4 million of funds from the ABL facility to acquire the net assets of Port City and Dura-Loc, respectively. Due to these increased borrowings under the ABL facility, our interest expense is expected to increase.

Guarantees and Security.    Substantially all of our subsidiaries are defined as “borrowers” under such agreement. The obligations under the ABL facility are guaranteed by Flag Intermediate and certain of our future domestic subsidiaries and are secured (i) on a first-priority lien basis by our, the other borrowers’ and the guarantors’ accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto and (ii) on a second-priority lien basis by substantially all of our, the other borrowers’ and the guarantors’ other assets, subject to certain exceptions and permitted liens.

Interest Rate and Fees.    Interest is calculated based upon a margin (established within a specific pricing grid for loans utilizing Tranche A Commitments) over reference rates. The marginal rates vary with our financial performance as measured by the fixed charge coverage ratio. The fixed charge coverage ratio is determined by dividing (i) the sum of EBITDA (as defined by and adjusted in accordance with the loan and security agreement governing the ABL facility) minus income taxes paid in cash minus non-financed capital expenditures by (ii) the sum of certain distributions paid in cash, cash interest expense and scheduled principal reductions on debt.

The interest rates with respect to loans utilizing the Tranche A Commitments are, at our option, (i) the higher of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.5%; plus, in each case, an applicable margin ranging between 0.25% and 0.00% as determined in accordance with the loan agreement or (ii) the rate (as adjusted) at which Eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin ranging between 1.25% and 2.00% as determined in accordance with the loan and security agreement governing the ABL facility. The interest rates with respect to loans utilizing the Tranche A-1 Commitments are, at our option, (i) the higher of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin of (1) initially, 1.75% and (2) after the first adjustment date under the ABL facility, 1.50% or (ii) the rate (as adjusted) at which Eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of (a) initially, 3.75% and (b) after the first adjustment date under the ABL facility, 3.50%.

A commitment fee is payable on any unused commitments under the ABL facility of 0.25% per annum. The applicable base rate and the effective LIBOR rate were 7.75% and 5.00% at March 31, 2006.

Certain Covenants.    The ABL facility contains customary representations, warranties and covenants as a precondition to lending, including a material adverse change in the business, and limitations on our ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases, with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates. In addition, the ABL facility requires a lock-box arrangement, which in the absence of default, is controlled by Metals USA.

The most significant of our affirmative, negative and subjective covenants under the loan and security agreement governing the ABL facility are: (i) the maintenance of a borrowing base availability of at least $45.0 million, or, if such required borrowing base availability is not maintained, the maintenance of the fixed charge coverage ratio, (ii) restrictions on additional indebtedness and (iii) restrictions on liens, guarantees and quarterly dividends. There are no limitations with respect to capital expenditures. As long as our borrowing availability is $45.0 million or greater, we do not have to maintain a minimum fixed charge coverage ratio. Should borrowing availability fall below $45.0 million, we must maintain a fixed charge coverage ratio of 1.0 to 1.0.

Additionally, payments to affiliates are limited to the greater of $3.0 million or 3% of Adjusted EBITDA (as defined in the loan and security agreement governing the ABL facility) provided borrowing availability equals at least $25.0 million. Further, distributions in respect of capital stock are limited to the payment of up to $25.0 million, plus $5.0 million for each full fiscal quarter (with any amount not used in any fiscal quarter being permitted to be used in succeeding fiscal quarters), plus 50% of cumulative consolidated net income, or if a loss, minus 100% of the amount thereof, plus 100% of the aggregate net proceeds received by us from certain sales and issuances of capital stock or from certain capital contributions, of dividends in any fiscal quarter provided that borrowing availability is greater than $50.0 million.

The Notes

On the closing date of the Merger, we received approximately $268.0 million of net cash proceeds from the sale of the old notes, after deducting discounts and estimated expenses of this offering. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. The indenture governing the notes contains the covenants described under “Description of Certain Indebtedness—11 1/8% Senior Secured Notes of Metals USA.”

Cash interest expense for the year ended December 31, 2005 was $11.0 million. After giving effect to the Apollo Transaction, pro forma cash interest expense as of the same date was $47.9 million.

As of March 31, 2006, we were in compliance with all of the debt covenants including those of the loan and security agreement governing the ABL facility and the indenture governing the old notes. Further, as of March 31, 2006, our debt as a percentage of total capitalization (debt plus stockholders equity) was 78.3%. Both the loan and security agreement governing the ABL facility and the indenture governing the notes contain restrictions as to the payment of dividends. As of March 31, 2006, under the most restrictive of these covenants the maximum amount of dividends that could be paid was $31.3 million.

We believe the cash flow from operations, supplemented by the cash available under the ABL facility, will be sufficient to enable us to meet our debt service and operational obligations as they come due for at least the next twelve months.

Covenant compliance

Our FCCR as defined by the ABL facility is calculated based on a numerator consisting of Adjusted EBITDA less cash taxes and capital expenditures, and a denominator consisting of interest expense and certain distributions. As of March 31, 2006, this FCCR was 1.69 as compared to a required FCCR of 1.00. As of March 31, 2006, we had $203.1 million of additional borrowing capacity under the ABL facility. Failure to comply with the FCCR covenant of the ABL facility can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for further information on our indebtedness and covenants.

Fixed charges are defined as interest expense excluding the amortization or write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash, non-recurring and realized or expected future cost savings directly related to prior acquisitions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. Adjusted EBITDA and fixed charges are not defined terms under GAAP. Adjusted EBITDA should not be considered an alternative to operating income or net income as a measure of operating results or an alternative to cash flows as a measure of liquidity. Fixed charges should not be considered an alternative to interest expense. Because we are highly leveraged, we believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

	Historical			Combined Non-GAAP	Pro Forma	Historical		Pro Forma
	Predecessor Company		Successor Company			Predecessor Company	Successor Company
	Year Ended December 31,	Period from January 1, 2005 to November 30,	Period from May 9, 2005 (Date of Inception) to December 31,	Year Ended December 31,	Year Ended December 31,	Three Months Ended March 31,
	2004	2005	2005	2005	2005	2005	2006	2006
			(in millions)
Net income (loss)	$104.5	$43.5	$(2.0)	$41.5	$	$17.3	$2.1	$
Depreciation and amortization	2.0	3.5	1.5	5.0		0.8	4.4
Interest expense	8.4	12.0	4.1	16.1		3.2	12.0
Provision (benefit) for income taxes	63.3	26.7	(1.2)	25.5		10.7	1.5
Other (income) expense	(2.5)	(0.1)	—	(0.1)		(0.2)	(0.1)
Net income (loss) from discontinued operations, net of taxes	—	—	—	—		—	—

EBITDA	175.7	85.6	2.4	88.0		31.8	19.9
Covenant defined adjustments:
Inventory purchase adjustments(1)	—	—	4.1	4.1		—	10.8
Stock options and grant expense(2)	—	15.0	0.4	15.4		—	0.3
Write-off prepaid expenses as result of Merger(3)	—	0.3	—	0.3		—	—
Effect of recent acquisitions(4)	—	—	—	—		—	—
Facilities closure(5)	5.0	—	—	—		—	—
Severance costs(6)	—	0.7	—	0.7		—	—
Management fees(7)	—	—	0.1	0.1		—	0.3

Adjusted EBITDA	$180.7	$101.6	$7.0	$108.6	$	$31.8	$31.3	$

Fixed charge coverage ratio(8)	N/A	N/A	N/A	N/A		N/A	1.69

(1)	As a result of management’s analysis and evaluation of the replacement cost of inventory as of the closing of the Apollo Transaction, a purchase accounting increase in the fair value of inventory of $14.9 million was recorded as of December 1, 2005 with $4.1 million of that amount charged to cost of sales in December 2005 and $10.8 million charged to cost of sales in the first quarter of 2006.

(2)	The Predecessor Company paid $14.6 million on the closing date of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards. Those amounts were recorded as an administrative expense during the period from January 1, 2005 to November 30, 2005. The remaining stock options and grant expense represented non-cash charges to expense.
(3)	These prepaid amounts were written off as a result of the Apollo Transaction.
(4)	Amount represents incremental EBITDA from the recent acquisitions as if they had taken place on January 1, 2005. The financial information from the recent acquisitions is based on unaudited financial statements for each of Port City and Dura-Loc. The recent acquisitions closed after December 31, 2005 and are included in our calculation of pro forma Adjusted EBITDA as permitted by the indenture governing the notes and the credit documents governing the ABL facility. Included in such incremental EBITDA are estimated cost savings and other synergies specifically identified in connection with the recent acquisitions of $ million for the year ended December 31, 2005 and $ million for the three month period ended March 31, 2006. We expect to achieve these synergies during the first year of operation under Metals USA. These estimated synergies include lower feedstock costs due to leveraged purchasing and operational process improvements, lower selling expenses due to better geographic sales coverage and elimination of redundant sales positions, and improved operating results by the impact of additional value-added processing equipment that Port City recently added to its facility. EBITDA for the recent acquisitions has been added to the EBITDA targets for the 2006 performance-based bonus plan for our senior officers.
(5)	This amount represents $5.0 million of charges in the Building Products Group for the elimination of one layer of management and closure of eleven facilities in 2004.
(6)	This amount represents severance costs of management personnel that were replaced as part of the Merger.
(7)	Includes accrued expenses related to the management agreement we have with Apollo, pursuant to which Apollo provides us with management services. See “Certain Relationships and Related Party Transactions—Apollo Management Agreements” for a discussion of Apollo’s intention to terminate the management agreement upon the consummation of this offering.
(8)	This amount represents the FCCR, as defined by the ABL facility, which is not applicable for the Predecessor Company which operated under a different revolving credit facility, or for the period from May 9, 2005 (date of inception) to December 31, 2005 of the Successor Company because the FCCR is based on a rolling four-quarter period.

Commitments, Contingencies and Contractual Obligations

We enter into operating leases for many of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for the use of rather than purchasing facilities, vehicles and equipment. At the end of the lease, we have no further obligation to the lessor. As of December 31, 2005, our future contractual obligations include the following:

	For the Fiscal Year Ended December 31,
	Total	2006	2007	2008	2009	2010	2011	Beyond
	(in millions)
ABL facility(1)	$191.4	$—	$—	$—	$—	$—	$—	$191.4
Purchase orders	212.1	212.1	—	—	—	—	—	—
Notes	580.9	30.6	30.6	30.6	30.6	30.6	30.6	397.3
IRB(2)	5.7	—	—	—	—	—	—	5.7
Other obligations	6.4	0.6	0.5	0.1	5.1	0.1	—	—
Operating lease obligations	88.6	15.9	14.7	12.9	10.0	9.3	8.6	17.2

Total	$1,085.1	$259.2	$45.8	$43.6	$45.7	$40.0	$39.2	$611.6

(1)	The amounts stated do not include interest costs. The ABL facility bears interest based upon a margin over reference rates established within a specific pricing grid. The marginal rates will vary with our financial performance as measured by the fixed charge coverage ratio. The applicable base rate and the effective LIBOR rate were 7.25% and 4.53%, respectively, on December 31, 2005 and 7.75% and 5.00%, respectively, on March 31, 2006.
(2)	The amounts stated do not include interest costs. The interest rate assessed on the IRB varies from month to month based on an index of mutual bonds, which was 3.68% on December 31, 2005 and 3.29% on March 31, 2006.

We have varying amounts of open purchase orders that are subject to renegotiation/cancellation by either party as to quantity or price. Generally, the amounts outstanding relate to delivery periods of up to twelve weeks from the date of the purchase order.

Off-Balance Sheet Arrangements

We were not engaged in off-balance sheet arrangements through any unconsolidated, limited purpose entities and no material guarantees of debt or other commitments to third parties existed at March 31, 2006.

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—An amendment of ARB No. 43, Chapter 4,” which requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead, and that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in Statement 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a significant impact on our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R). This is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” As noted in Note 10 to our consolidated financial statements included elsewhere in this prospectus, we did not record compensation expense for stock options through December 31, 2005.

Effective January 1, 2006, we adopted SFAS 123(R) using the modified prospective method, in which compensation cost was recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. SFAS 123(R) requires the use of judgment and estimates in performing multiple calculations. Our adoption of SFAS 123(R), which requires the measurement and recognition of stock-based compensation expense based upon grant date fair value, reduced current income during the three months ended March 31, 2006 by approximately $0.3 million.

In March 2005, the Financial Accounting Standard Board issued FIN Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations—An interpretation of FASB Statement No. 143,” which requires that “an entity should recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if reasonable estimate of fair value can be made.” The provisions of FIN 47 are effective no later than the year end of fiscal years ending after December 15, 2005. The adoption of FIN 47 has had no significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of our business, we are exposed to market risk, primarily from changes in interest rates and the cost of metal we hold in inventory. We continually monitor exposure to market risk and develop appropriate strategies to manage this risk. With respect to our metal purchases, there is no recognized market to purchase derivative financial instruments to reduce the inventory exposure risks. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of market risk relative to steel prices.

Our exposure to market risk for changes in interest rates relates primarily to the ABL facility. The ABL facility was subject to variable interest rates as of December 31, 2005. Accordingly, we are subject to interest rate risks on the revolving credit facility. Outstanding borrowings under the ABL facility were $201.9 million as of March 31, 2006. Assuming a 1% increase in the interest rate on the revolving credit facility, our annual interest expense would increase by $2.0 million.

We have $275.0 million of notes with a fixed interest rate of 11 1/8%. Changes in market interest rates will not impact cash interest payable on the notes.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of our Company are set forth at pages F-1 through F-49 inclusive, found at the end of this prospectus.

Selected unaudited quarterly financial information for Metals USA Holdings for the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004 is presented below. Metals USA Holdings, Flag Intermediate and Flag Acquisition had no assets and conducted no operations from May 9, 2005 (date of inception) to November 30, 2005.

	Three Months Ended
				Predecessor Company	Successor Company
	March 31	June 30	Sept 30	Dec 31(1)	Period from May 9, 2005 (date of inception) to Dec 31(1)
	(in millions)
2006:
Net sales	$429.6
Operating income (loss)	15.5
Net income (loss)	2.1
2005:
Net sales	$427.6	426.8	$396.1	$271.6	$116.9
Operating income (loss)	31.0	26.7	20.0	4.4	0.9
Net income (loss)	17.3	14.3	11.2	0.7	(2.0)
2004:
Net sales	$319.2	$383.6	$412.6	$394.4
Operating income (loss)	31.7	56.5	52.6	32.9
Net income (loss)	18.5	33.7	31.8	20.5

(1)	2005 data for the Predecessor Company covers the period from October 1, 2005 through November 30, 2005.

BUSINESS

Company Overview

Metals USA Holdings, which was formerly named Flag Holdings Corporation, was incorporated in Delaware on May 9, 2005 in connection with the Apollo Transaction. As one of the largest metals service center businesses in the United States, we are a leading provider and distributor of value-added processed carbon steel, stainless steel, aluminum, red metals and manufactured metal components. We are an important intermediary between primary metals producers that produce and sell large volumes of metals in a limited number of sizes and configurations and end-users, such as contractors and OEMs, which often require smaller quantities of more customized products delivered on a just-in-time basis. We earn a margin over the cost of metal based upon value-added processing enhancements, which adds stability to our financial results and significantly reduces our earnings volatility relative to metals producers. In addition to our metals service center and distribution activities, we have a building products business, which supplies a range of products to the residential remodeling industry. We recently completed two acquisitions to bolster the market position and organic growth of our service center and building products businesses and have an active pipeline of additional acquisition targets. See “Prospectus Summary—Recent Developments.” It is our intention to make additional acquisitions in our core markets that will improve our market share of higher margin products and increase the growth of our business. As of the date of this prospectus, we served more than 30,000 customers annually from 80 operating locations throughout the United States and Canada. Our business is primarily divided into three operating groups: Plates and Shapes Group; Flat Rolled Group; and Building Products Group.

Our Plates and Shapes and Flat Rolled Groups perform customized, value-added processing services to unimproved steel and other metals required to meet specifications provided by our customers, as well as offering inventory management and just-in-time delivery services. These services enable our customers to reduce material costs, decrease capital required for raw materials inventory and processing equipment and save time, labor, warehouse space and other expenses. The customers of our Plates and Shapes and Flat Rolled Groups are in businesses such as the machining, furniture, transportation equipment, power and process equipment, industrial/commercial construction/fabrication, consumer durables and electrical equipment industries, as well as machinery and equipment manufacturers. Our Building Products Group manufactures high-value finished building products for distributors and contractors engaged in the residential remodeling industry.

Competitive Strengths

Leading Market Position Provides Platform for Growth.    We are one of the leading participants in most of the markets we serve, which gives us an excellent platform to make strategic acquisitions that will further enhance our market position. Our 80 operating facilities, which are focused on specific regions by group, give us leading positions in each market in which we participate. The service center and building products industries are both highly fragmented. As a result, there are numerous companies we can acquire that would allow us the opportunity to generate meaningful synergies. In late-2005, we established a dedicated acquisitions team, responsible for identifying, evaluating, executing, integrating and monitoring acquisitions. We completed two acquisitions of companies focusing on higher margin plates and shapes processing and building products in our Plates and Shapes Group and Building Products Group, respectively, in the second quarter of this year and have an active pipeline of additional acquisition opportunities that we continue to explore. See “Prospectus Summary—Recent Developments” and “Risk Factors—Risks Related to Our Business —We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.”

Margin Over Metal Creates Financial Stability.    Our metals service centers are an important intermediary between large metals producers and smaller end-users, which allows us to utilize a “cost plus” business model. Through our cost plus business model, we earn a margin over the cost of metal which varies according to the extent of value-added processing enhancements we add to our products. As a result, over time, we are able to pass along changes in metal prices to our customers. Given that metal costs typically and currently represent approximately 75% of our net sales, our ability to pass through changes in pricing and our “cost plus” business model significantly reduce the volatility of our earnings and free cash flow relative to metals producers.

Diversified Customer Base and End-Markets.    Our three groups supply a broad range of products to a large, diversified customer base which serves a diverse set of end-markets. We serve more than 30,000 customers annually across a broad range of industries including fabricated metal products, industry machinery & equipment, home improvement and electrical equipment, among others. The automotive sector, where we sell only to primary and secondary parts suppliers, represented less than 4% of our sales in 2005. No single customer accounted for more than 3% of our net sales in 2005, while our ten largest customers represented less than 12% of our net sales in 2005. The geographically diverse network of facilities provides protection against regional fluctuations in demand and prices as we are not dependent on one geographical region or customer. Further, the breakdown of our 2005 net sales by industry is:

Broad Product Offering with Superior Customer Service.    We provide a broad range of high-quality products which, together with customized value-added services, allow us to offer one-stop shopping to our customers. We believe that our broad product offering and value-added services provide a significant competitive advantage over smaller service centers, which generally stock fewer products than we do. Through the regular interaction between our sales force and our customers, we have developed strong relationships with our customers, which allows us to identify and assess their supply chain requirements in a more accurate and timely manner. This ability in turn enables us to offer just-in-time delivery and to respond to short lead-time orders. Further, because our local managers have significant operational control, our service centers can react quickly to changes in local markets and customer demands. In addition, our ability to provide leading customer service is enhanced by our 80 operating facilities strategically located throughout the United States, which provides us with a number of advantages over smaller, locally-focused service centers. Our service centers are located within 250 miles of a substantial number of our customers, which allows us to provide critical, value-added services such as just-in-time delivery to both larger customers with multiple locations and smaller single-site customers. We believe the quality of our products and timeliness and reliability of our service have increased the loyalty of our customers and have significantly enhanced our marketing efforts to new customers.

State-of-the-Art Processing Facilities.    Our state-of-the-art processing facilities provide a significant advantage over smaller metals service centers that do not have the capital resources to invest in value-added equipment, thereby limiting the range of products and services they offer. We recently increased our laser cutting and plasma, painting and other value-added capabilities at select locations. As a result, our facilities are capable of quickly and efficiently processing metals to precise length, width, shape and surface quality required to satisfy individual customer specified requirements. Our new Port City facility further increases our ability to provide high-value-added and technologically advanced plates and shapes processing. In addition, we provide value-added services such as applications engineering and custom machining, in order to enable our customers to improve their manufacturing processes while also reducing their total cost of manufacturing.

Strong Relationships with Key Suppliers.    In the metals service center industry, where “buying right” is critical to a company’s success, we have established strong relationships with large domestic and international metal suppliers. We are a significant customer of our major suppliers in each of our core products, enabling us to obtain volume discounts and materials in periods of tight supply. For instance, our strong relationships and large purchasing volumes enabled us to maintain ample access to metal when supply became constrained during 2004. Our negotiation of purchase agreements with suppliers is centralized to leverage our buying power and global market insights.

Skilled Inventory Management.    We manage our inventory to minimize our investment in working capital while maintaining sufficient stock to respond quickly to customer orders. We tailor our inventory and processing services at each service center location to the needs of that particular market with branch management teams responsible for determining the inventory mix at each of our locations. Our service centers also have the ability to share inventory between facilities, which improves inventory management and customer service. All of our groups utilize management information systems and computer-aided manufacturing technology, which enable us to track and allocate inventory among all of our locations on a real-time basis, providing our salespeople and operating employees with visibility into in-process orders and allowing us to provide just-in-time delivery. These advanced information systems combined with our strong regional footprint allow us to lower overall inventories at our service centers without limiting our ability to meet our customers’ needs through the sharing of inventory. We believe that our decentralized inventory management process, monitored by our senior leadership with their global market insights, and our recently improved capital structure flexibility have allowed us to react more quickly than most of our competitors to changing metals prices and customer needs, and to optimize our use of working capital. Also, due to the countercyclical nature of cash flows in our business, by proactively managing inventory we have been able to generate significant earnings during rising metal price environments and generate significant free cash flow in declining metal price environments.

Experienced and Proven Management Team.    We have a seasoned senior management team which, on average, has over 20 years of experience in the metals industry and has a deep understanding of the dynamics between the various levels of the supply chain. Our President, Chief Executive Officer and Chairman, C. Lourenço Gonçalves, has 25 years experience in the metals industry. Mr. Gonçalves was previously Chief Executive Officer of CSI, the largest U.S. steel slab re-roller, which had many of the same value chain dynamics as a service center. Under his leadership, we have implemented a number of operational and safety improvements that have significantly improved the performance of our business and our safety record. In the last year, we have continued to attract, add and promote quality management talent. Robert McPherson became Chief Financial

Officer in December 2005 and Joe Longo, David Martens and Gerard Papazian assumed their new responsibilities as the presidents of the Plates and Shapes Group East, Plates and Shapes Group West and the Building Products Group, respectively. See “Management.”

Strategy

Increase Our Market Share of Higher Margin Products.    We will maintain our focus on selling higher margin products such as non-ferrous metals as well as those products that require significant value-added processing or that are highly customized. This focus will enable us to further leverage our state-of-the-art processing facilities and provide higher margin value-added processing functions such as precision blanking, laser and plasma cutting and painting. We believe that our ability to perform these types of processing functions will also enable us to fulfill a greater proportion of our customers’ processing requirements, providing them with a more complete product and allowing them to achieve their objective of outsourcing a greater proportion of their processing requirements. We further believe that our ability to perform these types of processing functions will lead to an increased stability in the demand for our products and services. Both recent acquisitions completed in May 2006 further this goal.

Expand Value-Added Services Provided to Customers.    We are focused on expanding the range of value-added services that we offer to enhance our strong, long-standing relationships with our existing customers and to build new customer relationships. Our customers are continually seeking new ways to operate more efficiently and generate higher returns, including the outsourcing of customized metals processing and inventory management requirements. We believe our ability to provide value-added services, such as new supply chain solutions, is attractive to customers. We also believe that there are significant opportunities to expand the range of value-added services that we offer in areas such as processing equipment, inventory management and logistics systems. We believe that our size, organizational structure and operating expertise enable us to better provide these value-added services and therefore, further differentiate ourselves from smaller metals service centers.

Execute Strategic Acquisitions to Improve Market Position.    We will continue to look for value-added businesses that we can acquire at reasonable prices. To drive this effort, we combined experienced metals industry veterans and deal professionals to form a dedicated acquisitions team. The team has identified and closed two recent acquisitions to date in 2006, which have bolstered our position in the Plates and Shapes market in the south-central and the Building Products market in the northeast United States. We believe that we were able to acquire these two businesses at reasonable prices and that they will generate meaningful strategic and financial synergies. Our acquisitions team is currently evaluating several additional transactions that complement the higher margin and fastest growing portions of our existing business. See “Prospectus Summary—Recent Developments” and “Risk Factors—Risks Related to Our Business—We may not successfully implement our acquisition strategy, and acquisitions that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.”

Capitalize on Changing Market Dynamics and Increasing Demands.    While steel producers have undergone significant consolidation, end-customer segments of the market remain highly fragmented. Therefore, while steel producers continue to seek long-term relationships with metals service centers that have access to numerous end-user customers, end-user customers are also seeking relationships with metals service centers that can provide a reliable source of high-quality products combined with value-added services. As one of the largest metals service centers in the U.S., we intend to use our significant resources to exploit the opportunities presented by this market dynamic. In addition, we believe that, in light of current economic conditions, demand for the products manufactured by our customers will continue to be robust. We believe this increase in end-market demand will help drive increased sales of our products and, combined with the initiatives we have proactively taken to increase the value-added nature of our product mix, is expected to further enhance our profitability and free cash flow.

Maintain Strong Focus on Inventory Management.    We will continue managing our inventory to maximize our profitability and cash flow while maintaining sufficient stock to respond quickly to customer orders. We intend to continue to manage our inventory through a combination of local management of inventory requirements at each service center location and the centralized monitoring of inventory by our senior management team to leverage our buying power and global market insights. In addition, we intend to further integrate our salespeople and operating employees into the operations of our customers to enhance our visibility into in-process orders and to allow us to further improve our just-in-time delivery and customer service. We expect our continued focus on inventory management to improve gross profit margins as well as further differentiate us from our smaller competitors. We believe it will also improve performance throughout the metal price cycle by ensuring that we will have ample supply to satisfy customer demand in rising price and constrained supply environments as well as enabling us to generate significant free cash flow in declining metal price environments. We expect our continued focus on inventory management to improve gross profit margins, as well as further differentiate us from our competitors.

Continue to Focus on Improving the Performance of Our Building Products Group.    In August 2004, we undertook a restructuring to focus the Building Products Group on the steadily growing residential remodeling industry. In addition, in 2004, we closed 11 underperforming locations, expanded our production capabilities and reduced the operating cost structure of the group. Since that time, the financial performance of the group has improved significantly and we expect it to become an increasingly larger part of our business as we continue to capitalize on the benefits resulting from the restructuring and take advantage of the attractive fundamentals of the residential remodeling industry.

Segment Information

Each of our product groups is led by an experienced executive and is supported by a professional staff in finance, purchasing and sales and marketing. This product-oriented organizational structure facilitates the efficient advancement of our goals and objectives to achieve operational synergies and focused capital investment. For additional industry segment information, see the Segment Results discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

Metals Processing/Service Center Businesses: Plates and Shapes and Flat Rolled Groups

Business Overview.    Companies operating in the metals industry can generally be characterized as primary metals producers, metals processors/service centers or end-users. Our Plates and Shapes and Flat Rolled Groups are metals processors/service centers. As such, we purchase carbon steel, stainless steel, aluminum, brass, copper and other metals from producing mills and then sell our metal processing services and the metal to our customers, who are generally end-users. We believe that both primary metals producers and end-users are increasingly seeking to have their metals processing and inventory management requirements met by value-added metals processors/service centers like us.

In our Plates and Shapes and Flat Rolled Groups, we engage in pre-production processing of carbon steel, stainless steel, red metals and aluminum. We purchase metals from primary producers, maintain an inventory of various metals to allow rapid fulfillment of customer orders and perform customized processing services to the specifications provided by end-users and other customers. By providing these services, as well as offering inventory management and just-in-time delivery services, we enable our customers to reduce overall production costs and decrease capital required for raw materials inventory and metals processing equipment. The Plates and Shapes and Flat Rolled Groups contributed approximately 88% of our 2005 net sales and the substantial majority of our 2005 net income.

Industry Overview.    Metals service centers function as key intermediaries between the primary metals producers that produce and sell large volumes of metals in a limited number of sizes and configurations and end-users, such as contractors and OEMs, that require smaller quantities of more customized products delivered on a just-in-time basis. End-users incorporate processed metals into finished products, in some cases with little further modification.

The service center industry is highly fragmented, with as many as 5,000 participants throughout North America, generating in excess of $115 billion in net sales in 2005. The industry includes both general line distributors that handle a wide range of metal products and specialty distributors that specialize in particular categories of metal products. We are a general line distributor. Metals service centers accounted for approximately one quarter or more of U.S. steel shipments in 2005 based on volume, a market share which has been relatively constant for the last 15 years.

We believe that both primary metals producers and end-users are increasingly seeking to have their metals processing and inventory management requirements met by value-added metals service centers. During the past two decades, primary metals producers have been focusing on their core competency of high-volume production of a limited number of standardized metal products. As primary metals producers have consolidated, they increasingly require service centers and processors to perform value-added services for end customers. As a result, most end-users cannot obtain processed products directly from primary metals producers and therefore over 300,000 OEMs, contractors and fabricators nationwide rely on service centers. End-users have also recognized the economic advantages associated with outsourcing their customized metals processing and inventory management requirements. Outsourcing permits end-users to reduce total production costs by shifting the responsibility for pre-production processing to service centers, whose higher efficiencies in performing these processing services make the ownership and operation of the necessary equipment more financially feasible.

Value-added service centers, including ourselves, have also benefited from growing customer demand for inventory management and just-in-time delivery services. These supply-chain services, which are normally not provided by primary metals producers, enable end-users to reduce input costs, decrease capital required for inventory and equipment and save time, labor and other expenses. Some value-added service centers, including us, have installed electronic data interchange between their computer systems and those of their customers to facilitate order entry, inventory management, just-in-time delivery and billing.

In addition, manufacturers appear to be reducing their operating costs by limiting the number of suppliers with which they do business, often eliminating suppliers offering limited ranges of products and services. Customers increasingly seek larger suppliers capable of providing sophisticated processing services, such as marine coatings and precision laser cutting. These trends have placed small, owner-operated businesses at a competitive disadvantage because they have limited access to the capital resources necessary to increase their capabilities, or they may be unwilling to invest in equipment. As a result, smaller metals service centers are finding it increasingly difficult to compete with larger service centers.

The industry has been consolidating due to the economies of scale and other advantages that the larger metals service centers enjoy. According to industry sources, the number of metal processor and service center locations in the U.S. has been reduced significantly. We believe the larger and better capitalized companies, like us, enjoy significant advantages over smaller companies in areas such as obtaining higher discounts associated with volume purchases, the ability to service customers with operations in multiple locations and the use of more sophisticated information systems. As a result, we were able to identify significant synergies from the service center acquisition we recently completed and we expect to be able to do the same in future acquisitions.

Plates and Shapes Group.    We believe we are one of the largest distributors of metal plates and shapes in the United States. We sell products such as wide-flange beams, plate, tubing, angles, bars and other structural shapes in a number of alloy grades and sizes. A substantial number of our products undergo additional processing prior to being delivered to our customers, such as blasting and painting, tee-splitting, cambering, leveling, cutting, sawing, punching, drilling, beveling, surface grinding, bending and shearing. We sell the majority of our products to a diversified customer base, including a large number of small customers who purchase products in small order sizes and require just-in-time delivery. The customers of our Plates and Shapes Group are primarily in the fabrication, construction, machinery and equipment, transportation and energy industries. We serve our customers, who generally operate in a limited geographic region, from 22 metals service centers located primarily in the southern and eastern half of the United States, with each center close to our metals suppliers and our customers. Each metals service center is located in close proximity to its metal suppliers and customers. In May 2006 we completed the acquisition of Port City, a high-value-added plates facility located in Tulsa, Oklahoma, that bolsters our presence in the construction and oil-field services sector. See “Prospectus Summary—Recent Developments.”

Flat Rolled Group.    The Flat Rolled Group sells a number of products, including carbon and stainless steel, aluminum, brass and copper in a number of alloy grades and sizes. As relatively few end-user customers can handle metal in the form generally shipped by mills (sizes less than a quarter of an inch in thickness in continuous coils that typically weigh 40,000 to 60,000 pounds), substantially all of the materials, as well as the nonferrous materials sold by our Flat Rolled Group, undergo value-added processing prior to delivery to the customer. We provide a broad range of value-added processing services including precision blanking, slitting, shearing, punching, bending and leveling. Our customers are primarily in the electrical manufacturing, fabrication, furniture, appliance manufacturing, machinery and equipment and transportation industries, and include many larger customers who value the high-quality products that we provide together with our customer service and reliability. A number of our large customers purchase through pricing arrangements or contractual agreements. We serve our customers from 12 metals service centers in the midwestern and southern regions of the United States. Each metals service center is located in close proximity to our metal suppliers and our customers.

Products and Services.    We purchase our raw materials in anticipation of projected customer requirements based on interaction with and feedback from customers, market conditions, historical usage and industry research. Primary producers typically find it more cost effective to focus on large volume production and sale of metals in standard sizes and configurations to large volume purchasers. We process the metals to the precise length, width, shape and surface quality specified by our customers. Our value-added processes include:

•	Precision blanking—the process in which metal is cut into precise two-dimensional shapes.

•	Flame cutting—the cutting of metals to produce various shapes according to customer-supplied drawings.

•	Laser and plasma cutting—the cutting of metals to produce shapes under strict tolerance requirements.

•	Slitting—the cutting of coiled metals to specified widths along the length of the coil.

•	Blasting and painting—the process of cleaning steel plate by shot-blasting, then immediately applying a paint or primer.

•	Plate forming and rolling—the forming and bending of plates to cylindrical or required specifications.

•	Shearing and cutting to length—the cutting of metals into pieces and along the width of a coil to create sheets or plates.

•	Tee-splitting—the cutting of metal beams along the length to form separate pieces.

•	Cambering—the bending of structural shapes to improve load-bearing capabilities.

•	Sawing—the cutting to length of bars, tubular goods and beams.

•	Leveling—the flattening of metals to uniform tolerances for proper machining.

•	Edge trimming—a process that removes a specified portion of the outside edges of coiled metal to produce uniform width and round or smooth edges.

•	Metallurgy—the analysis and testing of the physical and chemical composition of metals.

Our additional capabilities include applications engineering and other value-added processes such as custom machining. Using these capabilities, we use processed metals to manufacture higher-value components.

Once we receive an order, we select the appropriate inventory and schedule it for processing in accordance with the customer’s requirements and specified delivery date. Orders are monitored by our computer systems, including, in certain locations, the use of bar coding to aid in and reduce the cost of tracking material. We record the source of all metal shipped to customers. This enables us to identify the source of any metal which may later be shown to not meet industry standards or that fails during or after manufacture. This capability is important to our customers as it allows them to assign responsibility for non-conforming or defective metal to the mill that produced the metal. Many of the products and services we provide can be ordered and tracked through a web-based electronic network that directly connects our computer system to those of our customers.

We cooperate with our customers and tailor our deliveries to support their needs, which in many instances consist of short lead-times and just-in-time delivery requirements. This is accomplished through our inventory management programs, which permit us to deliver processed metals from a sufficient inventory of raw materials to meet the requirements of our customers, which in many instances results in orders filled within 24-48 hours.

While we ship products throughout the U.S., most of our customers are located within a 250-mile radius of our facilities, thus enabling an efficient delivery system capable of handling a large number of short lead-time orders. We transport most of our products directly to our customers either with our own trucks for short-distance and/or multi-stop deliveries or through common or contract trucking companies.

We have quality control systems to ensure product quality and traceability throughout processing. Quality controls include periodic supplier audits, customer approved quality standards, inspection criteria and metals source traceability. A number of our facilities have International Standards Organization, or ISO, 9002 certification.

Building Products Business

Business Overview.    The Building Products Group provides diversification to our service center business as both its operations and the end-markets that it serves are significantly different from those of our metals service center business. The Building Products Group manufactures and sells sunrooms, roofing products, awnings and solariums for use in residential applications and large area covered canopies, awnings and covered walkways for use in commercial applications. Approximately 95% of our Building Products Group sales are attributable to the residential remodeling industry with the remaining sales attributable to commercial applications. Because our building products business is primarily focused on the residential remodeling industry, their demand is not correlated to housing starts or interest rates, nor are their prices subject to fluctuations in the demand or price of metal. Most customers of our Building Products Group are in the home improvement, construction, wholesale trade and building material industries. We generally distribute our products through a network of independent distributors and home improvement contractors. We believe we are one of only a few suppliers with national scale across our market segments.

Building Products had net sales of $195.1 million in 2005 and, as of the date of this prospectus, has 19 operating locations and 27 sales and distribution facilities throughout the southern and western regions of the United States and Canada. The Building Products Group contributed approximately 11.9% of our 2005 net sales. In May 2006, we completed the acquisition of Dura-Loc, a metal roofing manufacturer and distributor with one manufacturing facility located near Toronto, Ontario, Canada and one sales and distribution facility located in California that we believe solidifies our position as one of the largest stone-coated metal roofing manufacturers in North America. See “Prospectus Summary—Recent Developments.”

Industry Overview.    The residential remodeling industry has experienced significant growth over the last ten years and, we believe, is poised for continued growth in the future. The Home Improvement Research Institute estimates that homeowners and rental property owners spend approximately $290 billion annually on remodeling their homes which accounts for over 40% of all residential construction and improvement spending. Over the last decade, the industry has experienced accelerated growth due to a number of different macroeconomic and demographic factors (many of which we expect to continue) including strong existing-home sales, rising disposable incomes, increased rates of home ownership and aging American houses. Existing-home sales impact the remodeling market as owners improve their homes in preparation for sale and new-home buyers often undertake significant renovations and remodeling projects within the first few months of ownership. The increase in disposable incomes has been a factor in the rise in homeownership to over 68% in 2004 from under 64% in 1993. The aging of the domestic home supply is also expected to bolster remodeling sales as the average home in the U.S. is now over 30 years old. As Americans continue to improve and upgrade their homes, we believe an increasing number will turn to remodeling as a cost-effective alternative to new housing construction. Among the most popular remodeling projects are backyard living items, such as pool enclosures, lattices and patio covers, as well as sunrooms and roofing, all of which we manufacture and distribute.

Sources of Supply

In recent years, steel, aluminum, copper and other metals production in the U.S. has fluctuated from period to period as mills attempt to match production to projected demand. Periodically, this has resulted in shortages of, or increased ordering lead-times for, some products, as well as fluctuations in price. Typically, metals producers announce price changes with sufficient advance notice to allow us to order additional products prior to the effective date of a price increase, or to defer purchases until a price decrease becomes effective. Our purchasing decisions are based on our forecast of the availability of metal products, ordering lead-times and pricing, as well as our prediction of customer demand for specific products.

We obtain the overwhelming majority of our raw materials from domestic suppliers, which include Nucor Corp., U.S. Steel, AK Steel, Gerdau Ameristeel, Mittal Steel USA (formerly International Steel Group), Alcoa Inc., Bayou Steel, Chaparral Steel and IPSCO Steel. Although we have historically purchased approximately 10% to 15% of our raw material supplies from foreign producers, domestic suppliers have always been and we believe will continue to be our principal source of raw material.

Although most forms of steel and aluminum produced by mills can be obtained from a number of integrated mills or mini-mills, both domestically and internationally, there are a few products that are available from only a limited number of producers. Since most metals are shipped freight-on-board and the transportation of metals is a significant cost factor, we generally seek to purchase metals, to the extent possible, from the nearest mill.

Ferrous metals producers have been undergoing rapid consolidation over the past three years. U.S. Steel, Nucor Corp. and Mittal Steel USA have acquired several of their domestic competitors, and international integrated producers have merged and consolidated operations. Furthermore, Mittal Steel USA purchased International Steel Group, creating the largest steel producer in the world. The result of this trend will be fewer integrated producers from which we can purchase our raw materials. We believe that global consolidation of the metals industry is beneficial to the metals industry as a whole.

Sales and Marketing; Customers

We employ a sales force consisting of inside and outside salespeople. Inside salespeople are primarily responsible for maintaining customer relationships, receiving and soliciting individual orders and responding to service and other inquiries by customers. Our outside sales force is primarily responsible for identifying potential customers and calling on them to explain our services. The sales force is trained and knowledgeable about the characteristics and applications of various metals, as well as the manufacturing methods employed by our customers.

Our sales and marketing focus is on the identification of OEMs and other metals end-users that could achieve significant cost savings through the use of our inventory management, value-added processing, just-in-time delivery and other services. We use a variety of methods to identify potential customers, including the use of databases, direct mail and participation in manufacturers’ trade shows. Customer referrals and the knowledge of our sales force about regional end-users also result in the identification of potential customers. Once a potential customer is identified, our outside salespeople assume responsibility for visiting the appropriate contact, typically the purchasing manager or manager of operations.

Nearly all sales are on a negotiated price basis. In some cases, sales are the result of a competitive bid process where a customer provides a list of products, along with requirements, to us and several competitors and we submit a bid on each product. We have a diverse customer base, with no single customer accounting for more than 3% of our net sales in each of the last three years. Less than 4% of our sales are to the automotive industry and we do not sell directly to the “Big Three” automobile manufacturers. Our ten largest customers represented less than 12% of our net sales in 2005.

Competition

We are engaged in a highly fragmented and competitive industry. Competition is based on product quality, service, reliability, price, timeliness of delivery and geographic proximity. We compete with a large number of other metals processors/service centers on a national, regional and local basis, some of which may have greater financial resources. We also compete to a much lesser extent with primary metals producers, who typically sell directly to very large customers requiring regular shipments of large volumes of metals. Numerous smaller metals processors/service centers compete with us locally.

Historically, we believe that we have been able to compete effectively because of our significant number of locations, geographic dispersion, knowledgeable and trained sales force, integrated computer systems, modern equipment, high levels of service, broad-based inventory, combined purchasing volume and operational economies of scale. Furthermore, we believe our liquidity and overall financial position affords us a good platform with which to compete with our peers in the industry.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. Hazardous materials we use in our operations include general commercial lubricants and cleaning solvents. Among the more significant regulated activities that occur at some of our facilities are: the accumulation of scrap metal, which is sold for recycling; the generation of plant trash and other solid wastes and wastewaters, such as water from burning tables operated at some of our facilities, which wastes are disposed of in accordance with the Federal Water Pollution Control Act and the Resource Conservation and Recovery Act using third party commercial waste handlers; the storage, handling, and use of lubricating and cutting oils and small quantities of maintenance related products and chemicals, the health hazards of which are communicated to employees pursuant to Occupational Safety and Health Act-prescribed hazard communication efforts and the disposal or recycling of which are performed pursuant to the Resource Conservation and Recovery Act.

Generally speaking, our facilities’ operations do not involve the types of emissions of air pollutants, discharges of pollutants to land or surface water, or treatment, storage, or disposal of hazardous waste which would ordinarily require federal or state environmental permits. Some of our facilities possess authorizations for air emissions from paints and coatings, hazardous materials permits under local fire codes or ordinances for the storage and use of small quantities of combustible materials such as oils or paints, and state or local permits for on-site septic systems. Our cost of obtaining and complying with such permits has not been and is not anticipated to be material. Our operations are such that environmental regulations typically have not required us to make significant capital expenditures for environmental compliance activities, and ongoing operational costs relating to environmental compliance are limited.

We believe that we are in substantial compliance with all applicable environmental and workplace health and safety laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet such current requirements. However, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are near sites listed on the CERCLA National Priority List. CERCLA establishes joint and several responsibility for clean-up without regard to fault for persons who have arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. We have a number of properties located in or near industrial or light industrial use areas; accordingly, these properties may have been contaminated by pollutants which would have migrated from neighboring facilities or have been deposited by prior occupants. Some of our properties are affected by contamination from leaks and drips of cutting oils and similar materials used in our business and we have removed and restored such known impacted soils pursuant to applicable environmental laws. The costs of such clean-ups have not been material. We are not currently subject to any claims or notices with respect to clean-up or remediation under CERCLA or similar laws for contamination at our leased or owned properties or at any off-site location. However, we cannot rule out the possibility that we could be notified of such claims in the future. It is also possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws.

Management Information Systems

Both the Plates and Shapes Group and Flat Rolled Group service centers use a system marketed and distributed specifically for the service center industry. During 2003, we completed a similar common-platform initiative in the Building Products Group. Some of our subsidiaries currently use electronic data interchange, through which they offer customers a paperless process with respect to order entry, shipment tracking, billing, remittance processing and other routine activities. Additionally, several of our subsidiaries also use computer-aided drafting systems to directly interface with computer-controlled metal processing equipment, resulting in more efficient use of material and time.

We believe investment in uniform management information systems and computer-aided manufacturing technology permits us to respond quickly and proactively to our customers’ needs and service expectations. These systems are able to share data regarding inventory status, order backlog, and other critical operational information on a real-time basis.

Employees

As of the date of this prospectus, we employed approximately 2,700 persons. As of the same date, approximately 300 of our employees (11%) at various sites were members of unions: the United Steelworkers of America; the Sheet Metals Workers Union; the International Association of Bridge, Structural, and Ornamental Ironworkers of America; the International Brotherhood of Teamsters; and the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers. Our relationship with these unions generally has been satisfactory. Within the last five years, a single work stoppage occurred at one facility, which involved approximately 30 employees and lasted approximately 30 days. We are currently a party to nine collective bargaining agreements, which expire at various times. Collective bargaining agreements for all of our union employees expire in each of the next three years. Only one of the collective bargaining agreements, covering 25 employees (or approximately 1% of our employees), expires in 2006. Historically, we have succeeded in negotiating new collective bargaining agreements without a strike and we expect to succeed in negotiating a new collective bargaining agreement with respect to the agreement that expires in 2006.

From time to time, there are shortages of qualified operators of metals processing equipment. In addition, during periods of low unemployment, turnover among less-skilled workers can be relatively high. We believe that our relations with our employees are satisfactory.

See “Risk Factors—Risks Related to Our Business—A failure to retain our key employees could adversely affect our business” and “Risk Factors—Risks Related to Our Business—Adverse developments in our relationship with our unionized employees could adversely affect our business.”

Vehicles

We operate a fleet of owned or leased trucks and trailers, as well as forklifts and support vehicles. We believe these vehicles are generally well maintained and adequate for our current operations.

Risk Management and Insurance

The primary risks in our operations are bodily injury, property damage and vehicle liability. We maintain general and vehicle liability insurance and liability insurance for bodily injury and property damage and workers’ compensation coverage, which we consider sufficient to protect us against a catastrophic loss due to claims associated with these risks.

Safety

Our goal is to provide an accident-free workplace. We are committed to continuing and improving upon each facility’s focus and emphasis on safety in the workplace. We currently have a number of safety programs in place, which include regular weekly or monthly field safety meetings and training sessions to teach proper safe work procedures. We have developed a comprehensive “best practices” safety program which has been implemented throughout our operations to ensure that all employees comply with our safety standards, as well as those established by our insurance carriers, and federal, state and local laws and regulations. This program is led by the corporate office, with the assistance of each of our product group presidents, executive officers and industry consultants with expertise in workplace safety. We have experienced improvements in our safety record in each of the past three years. Furthermore, our annual bonus plan for our Chief Executive Officer, officers and managers are tied directly in part to our safety record.

Financial Information about Segments

For information regarding revenues from external customers, measures of profit or loss and total assets for the last three years for each segment, see the Segment Results discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 11 to our consolidated audited financial statements included elsewhere in this prospectus.

Patents, Trademarks and Other Intellectual Property Rights

We own several U.S. patents, trademarks, service marks and copyrights. Certain of the trademarks and patents are registered with the U.S. Patent and Trademark Office, and, in some cases, with trademark offices of foreign countries. We consider other information owned by us to be trade secrets. We protect our trade secrets by, among other things, entering into confidentiality agreements with our employees and implementing security measures to restrict access to such information. We believe that our safeguards provide adequate protection to our proprietary rights. While we consider all of our intellectual property to be important, we do not consider any single intellectual property right to be essential to our operations as a whole.

Seasonal Aspects, Renegotiation and Backlog

There is a slight decrease in our business during the winter months because of inclement weather conditions and the impact on the construction industry. No material portion of our business is subject to renegotiation of profits or termination of contracts at the election of the government. Because of the just-in-time delivery policy and the short lead-time nature of our business, we do not believe the information on backlog of orders is material to an understanding of our business.

Foreign Operations

We do not derive any material revenue from foreign countries and do not have any material long-term assets or customer relationships outside of the U.S. We have no material foreign operations or subsidiaries.

Research and Development

We do not incur material expenses in research and development activities but do participate in various research and development programs. We address research and development requirements and product enhancement by maintaining a staff of technical support, quality assurance and engineering personnel.

Legal Proceedings

We are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. We believe the resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our consolidated financial position, results of operations or liquidity. While it is not feasible to predict the outcome of all pending suits and claims, the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations or reputation. See “Risk Factors—Risks Related to Our Business—We are subject to litigation that could strain our resources and distract management.”

Manufacturing and Facilities

Properties

As of the date of this prospectus, we operated 22 metals service centers in the Plates and Shapes Group and 12 facilities in the Flat Rolled Group. These facilities are used to receive, warehouse, process and ship metals. These facilities use various metals processing and materials handling machinery and equipment. As of the same date, our Building Products Group operates 19 manufacturing locations where we process metals into various building products and 27 sales and distribution centers. During 2004, nine Building Products locations were closed and two locations were merged. During 2005, the operation of two Building Products locations were merged into other operating locations. One Building Products location converted from processing metal to a sales and distribution center. During 2006, we acquired one location in the Plates and Shapes Group and added four locations in the Building Products Group, two of which were as a result of an acquisition. We continue to serve the marketing areas of the closed facilities with our existing sales force by expanding the responsible territories of our other facilities, and through the use of common carrier for product delivery.

Many of our facilities are capable of being used at higher capacities, if necessary. We believe that our facilities will be adequate for the expected needs of our existing businesses over the next several years. Our facilities, sales and distribution centers and administrative offices are located and described as follows, as of the date of this prospectus:

	Location	Square Footage	Owned/Leased
Plates and Shapes Group:
Northeast Plates and Shapes	Baltimore, Maryland	65,000	Leased
	Seekonk, Massachusetts	115,000	Owned
	Newark, New Jersey	81,000	Owned
	Langhorne, Pennsylvania	235,000	Leased
	Philadelphia, Pennsylvania	85,000	Owned
	York, Pennsylvania	109,000	Owned
South Central Plates and Shapes	Enid, Oklahoma	112,000	Leased
	Tulsa, Oklahoma	486,000	Leased
	Muskogee, Oklahoma(1)	229,000	Owned
	Cedar Hill, Texas	104,000	Owned
Mid-Atlantic Plates and Shapes	Ambridge, Pennsylvania	200,000	Leased
	Canton, Ohio	110,000	Owned
	Greenville, Kentucky	56,000	Owned
	Greensboro, North Carolina	115,000	Owned
	Leetsdale, Pennsylvania	114,000	Leased
	Wilmington, North Carolina	178,000	Leased
Southeast Plates and Shapes	Mobile, Alabama	246,000	Owned
	Jacksonville, Florida	60,000	Owned
	Oakwood, Georgia	206,000	Owned
	Waggaman, Louisiana	295,000	Owned
	Columbus, Mississippi	45,000	Owned
Southwest Plates and Shapes	Hayward, California	64,000	Leased

	Location	Square Footage	Owned/Leased
Flat Rolled Group:
	Madison, Illinois	150,000	Owned
	Jeffersonville, Indiana	90,000	Owned
	Randleman, North Carolina	150,000	Owned
	Springfield, Ohio	110,000	Owned
	Wooster, Ohio	140,000	Owned
	Chattanooga, Tennessee	60,000	Owned
	Germantown, Wisconsin	90,000	Owned
	Horicon, Wisconsin	120,000	Leased
	Wichita, Kansas	40,000	Leased
	Liberty, Missouri	84,000	Leased
	Northbrook, Illinois	187,000	Owned
	Walker, Michigan	50,000	Owned

Building Products Group:
Service Centers	Phoenix, Arizona	111,000	Leased
	Brea, California	44,000	Leased
	Buena Park, California	168,000	Leased
	Corona, California	38,000	Leased
	Ontario, California	29,000	Leased
	Rancho Cordova, California	41,000	Leased
	Groveland, Florida	247,000	Leased
	Leesburg, Florida	61,000	Leased
	Pensacola, Florida	48,000	Leased
	Kansas City, Missouri	58,000	Leased
	Las Vegas, Nevada	133,000	Leased
	Irmo, South Carolina	38,000	Leased
	Nashville, Tennessee	44,000	Leased
	Houston, Texas	297,000	Owned
	Houston, Texas	220,000	Leased
	Mesquite, Texas	200,000	Leased
	Mesquite, Texas	55,000	Leased
	Kent, Washington	57,000	Leased
	Courtland, Ontario, Canada	32,000	Owned
Sales and Distribution Centers	Birmingham, Alabama	12,000	Leased
	Tucson, Arizona	9,000	Leased
	Antioch, California	34,000	Leased
	Hayward, California	25,000	Leased
	San Diego, California	8,000	Leased
	Clearwater, Florida	20,000	Leased
	Fort Myers, Florida	18,000	Leased
	Holly Hill, Florida	10,000	Leased
	Jacksonville, Florida	17,000	Leased
	Lakeland, Florida	24,000	Leased
	West Palm Beach, Florida	5,000	Leased
	West Melbourne, Florida	18,000	Leased
	Stone Mountain, Georgia	14,000	Leased
	Louisville, Kentucky	11,000	Leased
	Lafayette, Louisiana	16,000	Leased
	Jackson, Mississippi	25,000	Leased

	Location	Square Footage	Owned/Leased
	Overland, Missouri	14,000	Leased
	Greensboro, North Carolina	15,000	Leased
	Oklahoma City, Oklahoma	40,000	Leased
	Harrisburg, Pennsylvania	12,000	Leased
	Memphis, Tennessee	20,000	Leased
	Dallas, Texas	36,000	Leased
	Longview, Texas	15,000	Leased
	San Antonio, Texas	20,000	Leased
	Weslaco, Texas	21,000	Leased
	Salt Lake City, Utah	23,000	Leased
	Virginia Beach, Virginia	10,000	Leased

Administrative Locations:
Corporate Headquarters	Houston, Texas	13,000	Leased
Southeast Plates and Shapes	Mobile, Alabama	16,000	Owned
Building Products Group	Houston, Texas	13,000	Leased
i-Solutions	Ft. Washington, Pennsylvania	4,000	Leased

(1)	This facility is subject to liens with respect to specific debt obligations, including Industrial Revenue Bonds.

ORGANIZATIONAL STRUCTURE;

DESCRIPTION OF THE TRANSACTIONS

Description of the Apollo Transaction

On November 30, 2005, Flag Acquisition Corporation, a Delaware corporation, which in turn was a wholly-owned subsidiary of Metals USA Holdings, merged with and into Metals USA, with Metals USA as the surviving company. Metals USA is wholly-owned by Flag Intermediate and which is our wholly-owned subsidiary. Metals USA Holdings was formed by Apollo Management solely for the purpose of consummating the Merger, and it has no assets, obligations, employees or operations other than those resulting from the Merger and this offering. All of our operations are conducted by Metals USA and its subsidiaries.

In connection with the Merger, (a) Metals USA entered into the ABL facility and (b) Flag Acquisition Corporation completed a private placement of $275.0 million principal amount of the old notes and Metals USA, pursuant to the Merger, assumed all liabilities of Flag Acquisition pursuant to the old notes. See “Description of Certain Indebtedness—11 1/8% Senior Secured Notes of Metals USA.”

In addition, at the effective time of the Merger, Apollo and certain members of management of Metals USA contributed $140.0 million to Metals USA Holdings Corp. in exchange for common stock of Metals USA Holdings. The proceeds from the issuance of old notes, borrowing under the ABL facility, and the equity investment by Apollo and our management members were used to pay the merger consideration to the previous equity holders of Metals USA, to paydown certain existing debt of Metals USA, and to pay transaction expenses related to the Merger, including $6.0 million of transaction fees paid to Apollo.

The Exchange Offer

By means of a separate prospectus, Metals USA intends to offer to exchange up to $275.0 million aggregate principal amount of the exchange notes for an equal principal amount of the old notes. This prospectus shall not be deemed to be an offer to exchange the old notes. The old notes were, and the exchange notes will be, issued under the Indenture among Metals USA, Flag Intermediate, certain subsidiary guarantors and Wells Fargo Bank, N.A., as trustee.

Ownership and Corporate Structure

The following diagram sets forth our ownership and organizational structure as of immediately following the completion of this offering (ownership percentages are given assuming the underwriters do not exercise their option to purchase additional shares). The diagram below does not display all of our subsidiaries.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors as of the date of this prospectus are as follows. Each is a citizen of the U.S. unless otherwise indicated.

Name	Age	Position
Executive Officers:
C. Lourenço Gonçalves	48	President and Chief Executive Officer
Robert C. McPherson, III	43	Senior Vice President and Chief Financial Officer
John A. Hageman	51	Senior Vice President, Chief Legal Officer, Chief Administrative Officer and Secretary
Keith Koci	41	Senior Vice President—Business Development
Roger Krohn	53	President of the Flat Rolled Group
David Martens	53	President of the Plates and Shapes Group—West
Joe Longo	58	President of the Plates and Shapes Group—East
Gerard Papazian	62	President of the Building Products Group

Directors:
C. Lourenço Gonçalves	48	Director (Chairman of the board of directors)
Joshua J. Harris	41	Director
Marc E. Becker	33	Director(1)
M. Ali Rashid	30	Director(1)
Eric L. Press	40	Director
John T. Baldwin	49	Director(1)

(1)	Member of Audit Committee of Metals USA Holdings.

C. Lourenço Gonçalves, 48, has been President, Chief Executive Officer and one of Metals USA’s directors since February 2003 and President, Chief Executive Officer and Chairman of Metals USA Holdings since May 1, 2006. Mr. Gonçalves served as President and Chief Executive Officer of CSI from March 1998 to February 2003. From 1981 to 1998, he was employed by Companhia Siderurgica Nacional, where he held positions as a managing director, general superintendent of Volta Redonda Works, hot rolling general manager, cold rolling and coated products general manager, hot strip mill superintendent, continuous casting superintendent and quality control manager. Mr. Gonçalves is a metallurgical engineer with a masters degree from the Federal University of Minas Gerais State and a bachelor’s degree from the Military Institute of Engineering in Rio de Janeiro, Brazil. Mr. Gonçalves is a citizen of Brazil.

Robert C. McPherson, III, 43, became Senior Vice President of Metals USA on March 31, 2003, Chief Financial Officer of Metals USA on December 1, 2005 and Senior Vice President and Chief Financial Officer of Metals USA Holdings on May 1, 2006. From August 2004 through November 2005, Mr. McPherson was President of the Building Products Group of Metals USA and from March 2003 to August 2004, Mr. McPherson was Senior Vice President, Business Development of Metals USA. Prior to joining us, Mr. McPherson was employed at CSI from 1989 until March 2003. Mr. McPherson served in a number of capacities at CSI, most recently having served as Treasurer and Controller from 1996 until 2003, Assistant Treasurer from 1992 until 1996, and as Cash Management Administrator from 1989 until 1992.

John A. Hageman, 51, became Senior Vice President, Chief Legal Officer, Chief Administrative Officer and Secretary of Metals USA in April 1997 and of Metals USA Holdings on May 1, 2006. From 1987 through 1997, Mr. Hageman was Senior Vice President of Legal Affairs, General Counsel and Secretary of Physician Corporation of America. From 1981 to 1987, Mr. Hageman was a partner with a law firm in Wichita, Kansas.

Keith Koci, 41, became Senior Vice President, Business Development of Metals USA on December 1, 2005 and of Metals USA Holdings on May 1, 2006. Mr. Koci joined us in August 1998 as a regional controller in the Flat Rolled Group, subsequently served as Corporate Director of Budgeting from August 2003 through May 2004, and then served as Vice President, Corporate Controller from May 2004 through November 2005. Mr. Koci is a certified public accountant licensed in the state of Texas. Prior to joining us, Mr. Koci was CFO and Controller for Optimum Nutrition Inc. from 1996 until 1998.

Roger Krohn, 53, became President of the Flat Rolled Group of Metals USA in November of 2003 and is responsible for the operations of our Flat Rolled Group. Mr. Krohn served as President of Krohn Steel Service Center, from 1982 until 1998. After we acquired Krohn Steel Service Center in 1998, Mr. Krohn remained as President and General Manager of Metals USA until becoming President of the Flat Rolled Group in November, 2003. After attending college, Mr. Krohn served seven years as a pilot in the U.S. Air Force commissioned as an officer in 1975.

David A. Martens, 53, became President of the Plates and Shapes Group—West of Metals USA in 2005 and is responsible for the operations of our Plates and Shapes Western Region. From 1999 through 2005, Mr. Martens was Vice President of our Plates and Shapes South Central Region of Metals USA. Mr. Martens was employed at Singer Steel, Inc. from 1978 until it was acquired by Uni-Steel, Inc. in 1987. Mr. Martens served in a number of capacities at Uni-Steel, most recently Executive Vice President from 1992 to 1997.

Joe Longo, 58, became President of the Plates and Shapes Group—East of Metals USA in July of 2005 and is responsible for 16 Plates and Shapes operations. Mr. Longo served as Vice President, Plates and Shapes Northeast of Metals USA since January 2001. Mr. Longo began his career with Bethlehem Steel in 1972 and entered the Steel Service Center industry in 1983 and held various management positions including Vice President East for Levinson Steel, a company later purchased by Metals USA. Mr. Longo is a graduate of the University of Maryland.

Gerard Papazian, 62, became President of the Building Products Group of Metals USA in December 2005 and is responsible for the Building Products Group consisting of patio and roofing units. Mr. Papazian served as Vice President of Operations for the Building Products Group of Metals USA from 1999 to 2005. Prior to joining us, he held senior management positions with Alcan Aluminum Inc. as President of their Fabral roofing division based in Pennsylvania and later as President of Vicwest USA, a metal roofing division based in Tennessee. Mr. Papazian is a graduate engineer from the University of Toronto and has over 30 years of building products experience.

Joshua J. Harris, 41, became a director of Metals USA Holdings on May 9, 2005, of Metals USA on November 30, 2005. Mr. Harris is a founding partner of Apollo since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions department of Drexel Burnham Lambert, Incorporated. Mr. Harris is also a director of Hexion Specialty Chemicals, Inc., Nalco Holding Company, Quality Distribution, Inc., UAP Holding Corp., Covalence Specialty Materials Corp., and Allied Waste Industries, Inc. Mr. Harris graduated Summa Cum Laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a BS in Economics and received his MBA from the Harvard Business School, where he graduated as a Baker and Loeb Scholar.

Marc E. Becker, 33, became a director of Metals USA Holdings on May 9, 2005, of Metals USA on November 30, 2005. Mr. Becker is a partner of Apollo. He has been employed with Apollo since 1996. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on the boards of directors of Affinion Group Inc., National Financial Partners Corporation, Quality Distribution, Inc., and UAP Holding Corp. Mr. Becker graduated Cum Laude with a BS in Economics from the Wharton School of the University of Pennsylvania.

M. Ali Rashid, 30, became a director of Metals USA Holdings on May 9, 2005, of Metals USA on November 30, 2005. Mr. Rashid is a principal of Apollo. He has been employed with Apollo since 2000. From 1998 to 2000, Mr. Rashid was employed by the Goldman Sachs Group, Inc. in the Financial Institutions Group of its Investment Banking Division. He is a director of Quality Distribution, Inc. Mr. Rashid received an MBA from the Stanford Graduate School of Business and graduated Magna Cum Laude from Georgetown University with a BS in Business Administration.

Eric L. Press, 40, became a director of Metals USA Holdings on May 9, 2005, of Metals USA on November 30, 2005. Mr. Press is a partner of Apollo. He has been employed with Apollo since 1998 and has served as an officer of certain affiliates of Apollo. From 1992 to 1998, Mr. Press was associated with the law firm of Wachtell, Lipton, Rosen & Katz specializing in mergers, acquisitions, restructurings and related financing transactions. Mr. Press serves on the boards of directors of Affinion Group Inc. and Quality Distribution. Mr. Press graduated Magna Cum Laude from Harvard College with an AB in Economics, and from Yale Law School.

John T. Baldwin, 49, became a director and Chairman of the Audit Committee of Metals USA Holdings on May 1, 2006 and of Metals USA on January 18, 2006. Mr. Baldwin served as Senior Vice President and Chief Financial Officer of Graphic Packaging Corporation from September 2003 to August 2005, and as Vice President and Chief Financial Officer of Worthington Industries, Inc. from December 1998 to September 2003. He joined Worthington, a steel processor, in 1997 as treasurer. Prior to Worthington, Mr. Baldwin served in various financial capacities at Tenneco Inc. in Greenwich, Connecticut, London, England and Houston, Texas. Mr. Baldwin is a graduate of the University of Houston and the University of Texas School of Law. Mr. Baldwin has served on the Board of The Genlyte Group Incorporated, a lighting manufacturer, since March 2003 and has been the Chairman of the Audit Committee of The Genlyte Group Incorporated since April 2006.

There are no family relationships between any of the executive officers or directors of Metals USA Holdings.

The amended investors rights agreement Metals USA Holdings’ expects to enter into with Apollo and each of our management members will provide that, except as otherwise required by applicable law, that Metals Holdings USA’s board of directors will include at least (a) three (3) Apollo designees to the board of directors, (b) two (2) Apollo designees to the board of directors or (c) one (1) Apollo designee to the board of directors as long as Apollo owns (including shares of common stock issuable under the terms of any exchangeable securities issued by us) (x) at least 30% but less than 50% of our outstanding common stock, (y) at least 20% but less than 30% of our outstanding common stock and (z) at least 10% but less than 20% of our outstanding common stock, respectively. See “Certain Relationships and Related Party Transactions—Amended Investors Rights Agreement” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.”

Management Agreements with Metals USA

Each of Messrs. Gonçalves, Hageman and McPherson has an employment agreement, and each of Messrs. Krohn, Martens and Longo has a severance agreement with Metals USA.

Mr. Gonçalves’ Employment Agreement.    Under his employment agreement, Mr. Gonçalves serves as Metals USA’s president and chief executive officer for an initial term of five years following the effective time of the Merger. The initial term will automatically be renewed for successive one-year periods unless 90 days’ prior notice is given by either party. In addition, Mr. Gonçalves is a member of our board of directors. He receives an annual base salary of $525,000. Mr. Gonçalves is eligible to receive an annual bonus of not less than 100% of his base salary if we achieve specified performance objectives. In addition, pursuant to his employment agreement, he received two stock option grants at the effective time of the Merger, November 30, 2005, to purchase shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share. The first grant was for options to purchase 407,960 shares of Metals USA Holdings’ common stock and expires ten years after the grant date. Pursuant to his non-qualified stock option agreements, the options were classified as Tranche A options or Tranche B options. The Tranche A options cover 203,980 of the shares subject to the options, and 20% of these options vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. Tranche B includes the remaining 203,980 shares subject to this first grant of options and vests and becomes exercisable on the earlier of the eighth anniversary of the grant date and the date that the internal rate of return of funds managed by Apollo Management with respect to its investment in us equals or exceeds 25%. The second grant was for options to purchase 18,800 shares of Metals USA Holdings’ common stock and was fully vested as of the grant date and exercisable on or before March 30, 2006. Mr. Gonçalves exercised his options subject to the second grant on March 17, 2006. Pursuant to his option agreement, upon such exercise on March 17, 2006, Mr. Gonçalves received an additional grant of options to purchase 40,790 shares of Metals USA Holdings’ common stock, at an exercise price of $10.67 per share. These additional options are allocated equally into Tranches A and B and are subject to similar vesting specifications as the first grant of options to purchase 407,960 shares of Metals USA Holdings discussed above. Further, Mr. Gonçalves received a grant of 36,000 restricted shares at the effective time of the Merger and an additional 3,600 upon the exercise of the 18,800 options discussed above, which vested immediately. Under the employment agreement, Mr. Gonçalves is provided employee benefits equal to or greater than those provided to him by us prior to the Merger. Upon Mr. Gonçalves’ termination of employment by us without “cause” or by Mr. Gonçalves for “good reason” (each as defined in the employment agreement) or upon our election not to renew his employment, Mr. Gonçalves will be entitled to receive the following severance payments and benefits: all accrued salary and bonus earned but not yet paid, a pro-rata bonus for the year in which the termination occurs, a lump sum payment equal to twelve months of his base salary, monthly payments equal to one-twelfth of his annual base salary beginning with the thirteenth month following the date of his termination, until the twenty-fourth month following his date of termination (or on the earlier date of his material violation of the terms of his employment agreement), and we will reimburse Mr. Gonçalves for the cost of COBRA Continuation coverage for a period of up to eighteen months. Additionally, Mr. Gonçalves will be subject to certain restrictions on his ability to compete with or solicit our customers or employees for two years after his termination. Mr. Gonçalves’ employment agreement may also be terminated for “cause” (as defined in the employment agreement).

Mr. Hageman’s Employment Agreement.    Under his employment agreement, Mr. Hageman serves as our senior vice president and chief legal officer and administrative officer for an initial term of two years following the effective time of the Merger. The initial term will automatically be renewed for successive one-year periods unless 90 days’ prior notice is given by either party. Mr. Hageman receives an annual base salary of $290,000 and is eligible for an annual bonus of 70% of his base salary if we achieve specified performance objectives. In addition, at the effective time of the Merger, he received a stock option grant to purchase 73,000 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that expires ten years after the grant date. Pursuant to his non-qualified stock option agreement, 36,500 of these options are classified as Tranche A Options, 20% of which vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 36,500 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the effective time of the Merger and the date that the internal rate of return of funds managed by Apollo with respect to its investment in us equals or exceeds 25%. Further, Mr. Hageman received a grant of 8,000 restricted shares on the effective date of the Merger, which vested immediately. Mr. Hageman is provided employee benefits equal to those provided to him by us prior to the Merger. Upon his termination of employment by us without “cause” or by Mr. Hageman for “good reason,” or upon our election not to renew his employment, Mr. Hageman will be entitled to the following severance payments and benefits: all accrued salary and bonus earned but not paid, a pro rata bonus for the year in which the termination occurs, his annual base salary for a period of eighteen months following his termination or, at our election, a lump sum payment equal to eighteen months of annual base salary (such payments to cease (or be repaid by Mr. Hageman on a pro-rata basis in the case of a lump sum payment) if he violates the terms of his employment agreement prior to such time), and we will reimburse Mr. Hageman for the cost of COBRA Continuation coverage for a period of up to eighteen months. Additionally, Mr. Hageman will be subject to certain restrictions on his ability to compete with us for eighteen months or solicit our customers or employees for two years after his termination. Mr. Hageman’s employment agreement may also be terminated for “cause” (as defined in the employment agreement).

Mr. McPherson’s Employment Agreement.    Under his employment agreement, Mr. McPherson serves as our senior vice president and chief financial officer for an initial term of two years following the effective time of the Merger. The initial term will automatically be renewed for successive one-year periods unless 90 days’ prior notice is given by either party. Mr. McPherson receives an annual base salary of $300,000 and is eligible for an annual bonus of 70% of his base salary if we achieve specified performance objectives. In addition, at the effective date of the Merger, he received a stock option grant to purchase 50,415 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that expires ten years after the grant date. Pursuant to his non-qualified stock option agreement, 25,207 of these options are classified as Tranche A Options, and 20% of these options will vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 25,208 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the grant date and the date that the internal rate of return of funds managed by Apollo with respect to its investment in us equals or exceeds 25%. Further, on the effective date of the Merger, Mr. McPherson received a grant of 5,500 restricted shares, which shares will vest on the second anniversary of the Merger. Mr. McPherson is provided employee benefits equal to those provided to him by us prior to the Merger. Upon Mr. McPherson’s termination of employment by us without “cause” or by Mr. McPherson for “good reason” (each as defined in the employment agreement) or upon our election not to renew his employment, Mr. McPherson will be entitled to receive the same severance payments as set forth in Mr. Hageman’s employment agreement and described above. Additionally, Mr. McPherson will be subject to certain restrictions on his ability to compete with us for eighteen months or solicit our customers or employees for two years after his termination. Mr. McPherson’s employment agreement may also be terminated for “cause” (as defined in the employment agreement).

Mr. Krohn’s Severance Agreement.    Under his severance agreement, upon his termination of employment by us without “cause” or by Mr. Krohn for “good reason” as those terms are defined in the severance agreement, Mr. Krohn will be entitled to the following severance payments and benefits: his annual base salary for a period of twelve months following his termination of employment (such payments to cease if he violates any material terms of his severance agreement prior to such time), and we will reimburse Mr. Krohn for the cost of COBRA Continuation coverage for a period of up to twelve months. Additionally, Mr. Krohn will be subject to certain restrictions on his ability to compete with us for one year (two years if his employment is terminated for cause or he resigns without good reason) and to solicit our customers or employees for two years after his termination. In addition, pursuant to a stock option agreement with Metals USA Holdings, Mr. Krohn received a stock option grant on November 30, 2005, at the effective time of the Merger, to purchase 47,250 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that expire ten years after the grant date. Pursuant to his non-qualified stock option agreement, 23,625 of these options are classified as Tranche A Options, 20% of which vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 23,625 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the effective time of the Merger and the date that the internal rate of return of funds managed by Apollo Management with respect to its investment in us equals or exceeds 25%. Further, pursuant to a restricted stock agreement with Metals USA Holdings, on the effective date of the Merger, Mr. Krohn received a grant of 4,900 restricted shares, which shares will vest on the second anniversary of the Merger.

Mr. Martens’ Severance Agreement.    Under his severance agreement, upon his termination of employment by us without “cause” or by Mr. Martens for “good reason” as those terms are defined in the severance agreement, Mr. Martens will be entitled to the following severance payments and benefits: his annual base salary for a period of twelve months following his termination of employment (such payments to cease if he violates any material terms of his severance agreement prior to such time), and we will reimburse Mr. Martens for the cost of COBRA Continuation coverage for a period of up to twelve months. Additionally, Mr. Martens will be subject to certain restrictions on his ability to compete with us for one year (two years if his employment is terminated for cause or he resigns without good reason) and to solicit our customers or employees for two years after his termination. In addition, pursuant to a stock option agreement with Metals USA Holdings, Mr. Martens received a stock option grant, at the effective time of the Merger, to purchase 13,126 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that will expire ten years after the grant date. Pursuant to his non-qualified stock option agreement, 6,563 of these options are classified as Tranche A Options, 20% of which will vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 6,563 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the effective time of the Merger and the date that the internal rate of return of funds managed by Apollo Management with respect to its investment in us equals or exceeds 25%. Further, pursuant to a restricted stock agreement with Metals USA Holdings, on the effective date of the Merger, Mr. Martens received a grant of 1,600 restricted shares, which shares will vest on the second anniversary of the Merger.

Mr. Longo’s Severance Agreement.    Under his severance agreement, upon his termination of employment by us without “cause” or by Mr. Longo for “good reason” as those terms are defined in the severance agreement, Mr. Longo will be entitled to the following severance payments and benefits: his annual base salary for a period of twelve months following his termination of employment (such payments to cease if he violates any material terms of his severance agreement prior to such time), and we will reimburse Mr. Longo for the cost of COBRA Continuation coverage for a period of up to twelve months. Additionally, Mr. Longo will be subject to certain restrictions on his ability to compete with us for one year (two years if his employment is terminated for cause or he resigns without good reason) and to solicit our customers or employees for two years after his termination. In addition, pursuant to a stock option agreement with Metals USA Holdings, Mr. Longo received a stock option grant, at the effective time of the Merger, to purchase 15,750 shares of Metals USA Holdings’ common stock at an exercise price of $10.00 per share that will expire ten years after the grant date. Pursuant to his non-qualified stock option agreement, 7,875 of these options are classified as Tranche A Options, 20% of which will vest and become exercisable on each of the first five anniversaries of the grant date, except that vesting will accelerate upon our sale. The remaining 7,875 options are classified as Tranche B Options and will vest and become exercisable on the earlier of the eighth anniversary of the effective time of the Merger and the date that the internal rate of return of funds managed by Apollo Management with respect to its investment in us equals or exceeds 25%. Further, pursuant to a restricted stock agreement with Metals USA Holdings, on the effective date of the Merger, Mr. Longo received a grant of 1,600 restricted shares, which shares will vest on the second anniversary of the Merger.

Compensation of Directors

We compensate our directors with an annual retainer of $50,000, paid quarterly in advance of each fiscal quarter of service. Each director also receives a fee of $2,000 per board meeting attended and $2,000 for each regularly scheduled committee meeting unless it is on the same day of a board meeting. The Chairman of the Audit Committee receives an annual fee of $10,000. All reasonable out of pocket expenses are reimbursed upon submission of support documentation. In addition, each non-employee director of Metals USA received a grant of 40,000 options under the Amended and Restated 2005 Stock Incentive Plan. Such options have a 10 year term, vest ratably over 5 years and have a strike price of $10. For more information regarding options held by our non-employee directors, see “Risk Factors—Risks Related to an Investment in Our Common Stock and This Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Audit Committee of the Board of Directors

Upon consummation of this offering, the Audit Committee will consist of Messrs. Baldwin, Becker and Rashid (of whom Mr. Baldwin has been deemed independent pursuant to Rule 10A-3 of the Exchange Act by our board of directors and will be nominated as chair of the audit committee). Our Audit Committee will recommend the firm to be appointed as independent accountants to audit our financial statements and to perform services related to the audit, review the scope and results of the audit, review with management and the independent accountants our annual operating results, considers the adequacy of the internal accounting procedure, consider the effect of such procedures on the accountants’ independence and establish policies for business values, ethics and employee relations. We intend to appoint additional independent directors to our audit committee to replace Messrs. Rashid and Becker as soon as possible following the consummation of this offering. No later than 90 days after the consummation of this offering, we will have a majority of independent directors on our audit committee and no later than one year after the consummation of this offering, we will have a fully independent audit committee, as required by The New York Stock Exchange rules. Mr. Baldwin is an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K.

Compensation Committee

Upon consummation of this offering, our board of directors will establish a Compensation Committee and we expect that the members of the Compensation Committee will be Messrs.                                 , who will be appointed promptly following this offering. Our Compensation Committee will provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters, review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries and provides oversight concerning selection of officers, management succession planning, performance of individual executives and related matters. We intend to avail ourselves of the “controlled company” exception under The New York Stock Exchange rules which eliminates the requirement that we have a compensation committee composed entirely of independent directors.

Nominating/Governance Committee

Upon consummation of this offering, our board of directors will establish a Nominating/Governance Committee and we expect that the members of the Nominating/Governance Committee will be Messrs.                                     , who will be appointed promptly following this offering. Our Nominating/Governance Committee will establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors, make recommendations regarding proposals submitted by our stockholders and make recommendations to our board of directors regarding board governance matters and practices. We intend to avail ourselves of the “controlled company” exception under The New York Stock Exchange rules which eliminates the requirement that we have a nominating committee composed entirely of independent directors.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our Compensation Committee or our Nominating/Governance Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Executive Compensation

The following table summarizes certain information concerning compensation earned by our chief executive officer and each of our four other most highly compensated executive officers during 2003, 2004 and 2005. Metals USA Holdings’ board of directors and executive officers are the same as those of Metals USA. Metals USA Holdings does not separately compensate (in any manner) its executive officers.

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(9)	Other Annual Compen- sation(1)	Restricted Stock Awards (Shares)(2)	Securities Underlying Options Granted(3)		All Other Compensation(10)
C. Lourenço Gonçalves(4)	2005	$533,218	$660,000	$4,545,975	36,000	426,760	(11)	$16,016
President, Chief	2004	$445,213	$1,046,560	—	7,622	22,747		$9,054
Executive Officer and Chairman	2003	$342,528	$339,600	—	12,000	300,000	(5)	$42,949

Robert C. McPherson, III(6)	2005	$293,022	$310,000	$485,951	5,500	50,415		$10,341
Senior Vice	2004	$279,407	$260,000	—	4,065	12,132		$5,384
President and Chief Financial Officer	2003	$196,009	$131,250	—	6,000	15,000		$17,570

John A. Hageman	2005	$279,792	$255,000	$1,164,436	8,000	73,000		$15,840
Senior Vice	2004	$271,715	$360,780	—	3,920	11,698		$16,904
President, Chief Legal Officer, Chief Administrative Officer and Secretary	2003	$259,769	$194,800	—	6,000	50,000		$4,291

Roger Krohn(7)	2005	$293,890	$160,000	$277,671	4,900	47,250		$1,526
President Flat	2004	$261,572	$441,780	—	4,065	12,132		$4,100
Rolled Group	2003	$156,632	$60,000	—	6,000	5,000		—

David A. Martens(8)	2005	$236,379	$129,375	$172,424	1,600	13,126		$4,662
President Plates	2004	$213,259	$155,250	—	—	6,000		$4,706
and Shapes Group-West	2003	$182,000	$166,500	—	—	12,500		$364

(1)	Includes acceleration of stock options and stock grants at $22 per share pursuant to the terms of the Merger.
(2)	The 2003 and 2004 stock grants accelerated on November 30, 2005 pursuant to the terms of the Merger. At November 30, 2005, the aggregate value of these restricted stock grants was $999,614. The 2005 stock grants for Messrs. Gonçalves and Hageman were vested as of the date of grant. The 2005 grants for Messrs. McPherson, Krohn and Martens vest in December 2007. Unvested restricted stock grants do not entitle the recipient to regular cash dividends.
(3)	The 2003 and 2004 stock options accelerated on November 30, 2005 pursuant to the terms of the Merger. The 2005 grant consists of two tranches: Tranche A options vest 20% over five years and Tranche B options vest in full on the earlier of the 8th anniversary of the grant date or the date that the realized internal rate of return on the funds managed by Apollo Management with respect to its investment in us equals or exceeds 25%.
(4)	Became President and Chief Executive Officer of Metals USA in February 2003.
(5)	Each increment of 100,000 options had a strike price of $4.75, $9.50 and $14.25, respectively.
(6)	Became Senior Vice President in March 2003 and CFO in December 2005.
(7)	Became President Flat Rolled Group in November 2003.
(8)	Became President Plates and Shapes Group-West in June 2005.
(9)	The 2004 bonus amount includes fair market value of stock grants made February 1, 2005: (a) Mr. Gonçalves—$71,560; and Messrs. Hageman, Krohn and McPherson—$35,780. The 2003 bonus amount includes fair market value of the stock grants made February 1, 2004: (a) Mr. Gonçalves—$39,600 and (b) Messrs. Hageman, Krohn and McPherson—$19,800.

(10)	Includes the value of (a) contributions to 401(k) plans, (b) premiums paid for term life insurance for the benefit of the insured, and (c) country club dues. The amounts described in clauses (a), (b) and (c) above for each of the above officers paid in 2005 are set forth below:

	2005			2004
	(a)	(b)	(c)	(a)	(b)	(c)
C. Lourenço Gonçalves	$4,200	$5,665	$6,151	$4,100	$4,954	$—
Robert C. McPherson, III	$4,200	$1,344	$4,797	$4,100	$1,284	$—
John A. Hageman	$4,200	$5,975	$5,665	$4,100	$5,975	$6,829
Roger Krohn	$1,112	$414	$—	$4,100	$—	$—
David A. Martens	$4,200	$462	$—	$4,254	$452	$—

(11)	Mr. Gonçalves was awarded a stock grant of 36,000 in 2005 which vested immediately upon consummation of the merger, and an additional stock grant of 3,600 in March 2006 in connection with his exercise of 18,800 options under his Amended Second Non-Qualified Stock Option Agreement, which we refer to in this prospectus as the “second stock option agreement.” In 2005, Mr. Gonçalves was awarded 407,960 options under the Amended Non-Qualified Stock Option Agreement and 18,800 options under the second stock option agreement which immediately vested upon consummation of the Merger. In March, 2006, Mr. Gonçalves exercised 18,800 options under the second stock option agreement and was granted an additional 40,790 options pursuant to the second stock option agreement.

Stock Options

In connection with the payment of the May 2006 dividend, the outstanding employee stock options under the Amended and Restated 2005 Stock Incentive Plan were equitably adjusted by decreasing the exercise price of such options in an amount equal to the per share amount of the dividend. In addition, in connection with the payment of the special dividends, it is anticipated that outstanding employee stock options under the Amended and Restated 2005 Stock Incentive Plan will be equitably adjusted by decreasing the exercise price of such options and increasing the number of shares subject to such options to maintain the intrinsic value of such options.

Individual Option Grants in 2005

The following table presents information regarding stock options granted to certain executive officers during 2005. Unless otherwise indicated, options disclosed in the tables below are exercisable for shares of Metals USA Holdings’ common stock.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2005	Exercise Price	Expiration Date	Fair Value at Grant Date(1)
C. Lourenço Gonçalves	426,760	55.9%	$10.00	11/30/2015	$2,851,126
Robert C. McPherson, III	50,415	6.3%	$10.00	11/30/2015	$349,376
John A. Hageman	73,000	9.1%	$10.00	11/30/2015	$505,890
Roger Krohn	47,250	5.9%	$10.00	11/30/2015	$327,443
David A. Martens	13,126	1.6%	$10.00	11/30/2015	$90,963

(1)	The fair value of the options granted during 2005 were estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value per share of the options granted under the Amended Non-Qualified Stock Option Agreement was $6.93 and the weighted average fair value per share of the options issued under Mr. Gonçalves’ Amended Second Non-Qualified Stock Option Agreement was $1.31.

Year End 2005 Option Values

The following table presents information regarding unexercised options held by certain executive officers as of December 31, 2005. None of those officers exercised options during 2005.

	Number of Unexercised Options at December 31, 2005		Value of Unexercised “In-the-Money” Options at December 31, 2005
Name	Exercisable	Unexercised	Exercisable	Unexercised
C. Lourenço Gonçalves	—	426,760	—	—
Robert C. McPherson, III	—	50,415	—	—
John A. Hageman	—	73,000	—	—
Roger Krohn	—	47,250	—	—
David A. Martens	—	13,126	—	—

Amended and Restated 2005 Stock Incentive Plan

In connection with the Merger, Metals USA Holdings adopted the 2005 Stock Incentive Plan, which was Amended and Restated by Metals USA Holdings on January 18, 2006, under which Messrs. Gonçalves, McPherson, Hageman, Krohn, Martens and other management participants are eligible to receive awards of stock options for common stock of Metals USA Holdings. Pursuant to option agreements entered into that are subject to the terms of the Amended and Restated 2005 Stock Incentive Plan, Messrs. Gonçalves, McPherson, Hageman, Krohn and Martens have been granted options under the Plan, effective at the effective time of the Merger. The number of options to be granted to each of Messrs. Gonçalves, McPherson, Hageman, Krohn and Martens and the date of vesting and pricing of such options are more fully described above under “—Management Agreements with Metals USA.” Under the Amended and Restated 2005 Stock Incentive Plan, awards may be granted to employees or directors of, or consultants to, us, or any of our subsidiaries, except that consultants may only receive awards with the consent of our president. The Amended and Restated 2005 Stock Incentive Plan has a term of ten years. The date of grant, vesting and pricing of options granted under the option plan are subject to the discretion of the compensation committee of Metals USA Holdings. In addition, Messrs. Gonçalves, McPherson, Hageman, Krohn and Martens and a limited number of other management participants have also received awards of restricted shares of our common stock of Metals USA Holdings granted under the Amended and Restated 2005 Stock Incentive Plan. Messrs. Gonçalves, McPherson, Hageman, Krohn and Martens have been granted 39,600, 5,500, 8,000, 4,900 and 1,600 restricted shares, respectively, pursuant to restricted stock agreements entered into that are subject to the terms of the Amended and Restated 2005 Stock Incentive Plan.

Metals USA Holdings 2006 Long-Term Incentive Plan

The following is a description of the material terms of the 2006 Long-Term Incentive Plan, which we intend to adopt prior to the consummation of this offering, and which we refer to in this section as the “plan.” You should, however, refer to the exhibits that are a part of this registration statement for a copy of the plan. See “Available Information.”

Purpose

The purposes of the plan are to further the growth and success of Metals USA and to reward and incentivize the outstanding performance of our key employees, directors and consultants by aligning their interests with those of stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock.

Administration

The plan will be administered by our board of directors or the Compensation Committee appointed from time to time by our board of directors. The committee administering the plan will be referred to in this description as the “committee.” Among other things, the committee will have the authority to select individuals to whom awards may be granted, to determine the type of award, and to determine the terms and conditions of any such awards.

Eligibility

Persons who serve or agree to serve as employees of, directors of, or consultants to Metals USA Holdings will be eligible to be granted awards under the plan.

Shares Available

Subject to adjustment, the plan would authorize the issuance of up to                  shares of common stock pursuant to the grant or exercise of nonqualified stock options, incentive stock options, stock appreciation rights, which we refer to in this prospectus as “SARs,” restricted stock, restricted stock units, performance units, and other equity-based awards. No Participant may be granted stock options (and SARs which are not coupled with options) covering in excess of                  shares of common stock, or performance units covering in excess of                  shares of common stock, or restricted stock and restricted stock units covering in excess of shares of common stock. If any award is forfeited or if any stock option or other stock award terminates without being exercised, or if any shares of common stock are not actually purchased pursuant to such stock awards, shares of common stock subject to such awards will be available for subsequent distribution of awards under the plan. If the option price of any stock option granted under the plan will be satisfied by delivering shares of common stock to us (by actual delivery or attestation), only the number of shares of common stock issued net of the shares of common stock delivered or attested to will be deemed delivered for purposes of determining the maximum number of shares of common stock available for delivery under the plan. To the extent any shares are not delivered to a participant because such shares are used to satisfy any applicable tax-withholding obligation, such shares will not be deemed to have been delivered for purposes of determining the maximum number of shares of common stock available for delivery under the plan. The shares subject to grant under the plan will be made available from authorized but unissued shares or from treasury shares.

Change in Capitalization or Change in Control

The plan will provide that, in the event of any change in corporate capitalization, such as a stock split, or any fundamental corporate transaction, such as any merger, acquisition, consolidation, separation, spin-off or other distribution of property (including any extraordinary cash or stock dividend), or any reorganization or partial or complete liquidation of us, the committee or the board of directors will make such substitution or adjustment as it deems appropriate in the aggregate number and kind of shares reserved for issuance under the plan, in the exercise price of shares subject to outstanding stock options and SARs, and in the number and kind of shares subject to other outstanding awards granted under the plan. In the event of such a change in corporate capitalization, the committee or the board may also cancel outstanding awards in exchange for the payment of the value of such awards, substitute the awards for cash or other securities, or arrange for the assumption or replacement of awards.

The plan also will provide that in the event that we undergo a “change in control” (as defined in the plan), certain outstanding and unvested awards may accelerate and restrictions on outstanding awards may lapse in certain circumstances set forth in the Plan or the applicable grant agreement.

Types of Awards

As indicated above, several types of awards will be awardable under the plan. A summary of such grants is set forth below.

Stock Options

Under the plan, we will be able to grant eligible individuals non-qualified stock options and incentive stock options under the plan. Incentive stock options will have to satisfy certain criteria established under the Internal Revenue Code. Non-qualified stock options will not satisfy these criteria. The type of option that we grant will determine the tax consequences to the optionees (see “Material United States Federal Income Tax Consequences for Non-U.S. Holders” for details). Under the plan, we intend that the exercise price of such options will not be less than 100% of the fair market value of the stock underlying the options on the date of grant. The date of grant, vesting and exercise schedule, term and pricing of options granted under the option plan will be subject to the discretion of the committee, provided that no incentive stock option will be exercisable more than ten years from the date it is granted. The plan will provide that optionees may pay the exercise price in cash or, if approved by the committee, in common stock or a combination thereof, or, to the extent permitted by applicable law, by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. Notwithstanding the foregoing rules, in no event will the plan allow for an option remain exercisable following the expiration of its original term.

The committee will determine the vesting and exercise schedule of options. Unless determined otherwise by the committee in its discretion, unvested options will terminate upon an optionee’s termination of service, and vested options will generally remain exercisable for one year after the optionee’s death, termination for disability, retirement and for 90 days after the optionee’s termination for any other reason (other than for cause, in which case all options will terminate).

Stock Appreciation Rights

Under the plan, we will be able to grant SARs as stand-alone awards or in conjunction with an option. An SAR will entitle the holder to receive, upon exercise, the excess of the fair market value of a share of common stock at the time of exercise over the exercise price of the applicable SAR multiplied by the specified number of shares of common stock in respect of which the SAR has been exercised. Such amount will be paid to the holder in stock (valued at its fair market value on the date of exercise), cash or a combination thereof, as the committee may determine. An SAR granted in conjunction with an option will be exercisable only when and to the extent the related option is exercisable. An option will be cancelled to the extent that its related SAR is exercised or cancelled, and an SAR will be cancelled to the extent the related option is exercised or cancelled.

The plan will provide that the committee will determine the vesting and exercise schedule of SARs. Generally, stand-alone SARS will be subject to the same terms and conditions as stock options as described above. Unless determined otherwise by the committee, unvested SARs will terminate upon termination of service, and vested SARs generally will remain exercisable for one year after the holder’s termination due to death, disability or retirement and 90 days after the holder’s termination for any other reason (other than for cause, in which case all SARs will terminate). Notwithstanding the foregoing rules, in no event will the plan allow for an SAR remain exercisable following the expiration of its original term.

Restricted Stock

Under the plan, we will be able to grant restricted stock with such restrictions and restricted periods as the committee may determine. The terms, purchase price and conditions of restricted stock awards will be specified in an award agreement and determined by the committee. The committee may provide that a grant of restricted stock will vest upon the continued service of the participant or the satisfaction of applicable performance goals. Restricted stock will generally be forfeited upon termination of service, unless otherwise provided by the committee. Other than such restrictions on transfer and any other restrictions the committee may impose, the participant will have all the rights of a stockholder with respect to the restricted stock award, although the committee may provide for the automatic deferral or reinvestment of dividends or impose vesting requirements on dividends.

Restricted Stock Units

Under the plan, the committee will be able to grant stock unit awards, which will represent (a) a right to receive cash based on the fair market value of a share of common stock or (b) a share of common stock. The committee will be able to provide that a grant of stock units will vest upon the continued service of the participant or the satisfaction of applicable performance goals. Stock units that are not vested will generally be forfeited upon termination of service, unless otherwise provided by the committee. Holders of stock units will not have the rights of a stockholder with respect to the award unless and until the award is settled in shares of common stock, although the committee may provide for dividend equivalent rights.

Performance Units

Under the plan, the committee will be able to grant performance unit awards, which will represent a right to receive cash based on the fair market value of a share of common stock or a share of common stock. At the end of the established time period, the committee will evaluate the company’s performance in light of the performance goals and will determine the number of performance units that a participant has earned. The committee will be able to provide that a grant of performance units will vest upon the continued service of the participant or the satisfaction of applicable performance goals. Performance units that are not vested will generally be forfeited upon termination of service, unless otherwise provided by the committee. Holders of performance units will not have the rights of a stockholder with respect to the award unless and until the award is settled in shares of common stock, although the committee will be able to provide for dividend equivalent rights.

Other Stock-Based Awards

Under the plan, the committee will be able to grant other types of equity-based awards based upon our common stock, including convertible debentures and dividend equivalent rights.

Transferability

The plan will provide that awards generally will not be assignable or otherwise transferable, except by will, by designation of a beneficiary, and the laws of descent and distribution or to the extent otherwise permitted by the committee.

Duration of the Plan

We intend that the plan will have a term of ten years from the date of its adoption by our board of directors.

Amendment and Discontinuance

We intend that the plan will provide that the plan may be modified or amended in any respect by the committee with the prior approval of the board of directors, but, the plan may not be amended without stockholder approval to the extent such approval is required by applicable law or stock exchange rules. We intend the plan to provide that no such amendment or modification to the plan may materially impair the rights of an optionee under an existing award agreement. We intend the plan to provide the committee to amend the terms of any award granted, but, except as required by applicable law, stock exchange rules, tax rules or accounting rules, no such amendment may materially impair the rights of a holder of an award without the participant’s consent. Notwithstanding the foregoing, we intend the plan to allow the committee may amend the plan as it determines to be necessary without shareholder approval to take into account changes in law, tax, and accounting rules. If so provided by the committee in an award agreement, awards granted to a participant under such award agreement will be cancelled if the committee determines that such participant has engaged in a serious breach of conduct or competition with us or our affiliates.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the material U.S. federal income tax rules that are generally relevant to the options that will be granted pursuant to the plan. The laws governing the tax aspects of awards are complex and such laws are subject to change.

Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and we will not be entitled to a deduction. Upon the exercise of such an option or related SAR, the excess of the fair market value of the shares acquired upon the exercise of the option or SAR over the exercise price of the option or the cash paid under an SAR will constitute compensation taxable to the optionee as ordinary income. We, or our applicable affiliate, in computing our U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee. Upon the sale of common stock acquired upon exercise of an option or SAR, the optionee will recognize long or short term capital gain or loss, depending on whether the optionee has held the stock for more than one year from the date of exercise.

The optionee will not recognize taxable income upon the grant or exercise of an incentive stock option. However, the spread at exercise will be includible in alternative minimum taxable income, and, thereby, may subject optionees to the alternative minimum tax. The optionee will recognize long term capital gain or loss, measured by the difference between the stock sale price and the exercise price, when the shares are sold. In order to qualify for the incentive option tax treatment described in the preceding paragraph, the optionee must be employed by the corporation continuously from the time of the option’s grant until three months before the option’s exercise and the optionee must not sell the shares until more than one year after the option’s exercise date and more than two years after its grant date. If the optionee does not satisfy these conditions, the optionee will recognize taxable ordinary income when the optionee sells the shares in an amount equal to the difference between the option exercise price and the fair market value of the stock on the exercise date. If the sale price exceeds the fair market value on the exercise date, the excess will be taxable to the optionee as long term or short term capital gain depending on whether the optionee held the stock for more than one year. We will have no tax consequences from the grant or exercise of an incentive stock option. In the event the optionee recognizes ordinary income on a sale or other disposition of the shares acquired on the exercise of an incentive stock option, we are generally entitled to a deduction equal to the amount of such ordinary income reorganized by the optionee.

PRINCIPAL STOCKHOLDERS AND BENEFICIAL OWNERS

The following table sets forth information with respect to the ownership of Metals USA Holdings as of May 15, 2006 for:

•	each person who owns beneficially more than a 5% equity interest in Metals USA Holdings;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

	Shares Beneficially Owned Prior to this Offering(1)		Percentage of Shares Beneficially Owned After this Offering
	Number	Percent	Assuming the Underwriters’ Over- Allotment Option Is Not Exercised(2)	Assuming the Underwriters’ Over- Allotment Option Is Exercised in Full(2)
Name and Address of Owner(3)
Apollo Management V, L.P.(4)	13,612,900	96.8%
C. Lourenço Gonçalves	246,400	1.8%
Robert C. McPherson, III	27,500	*
John A. Hageman	45,500	*
Roger Krohn	27,000	*
Joe Longo	9,000	*
Keith A. Koci	8,000	*
David A. Martens	7,500	*
Gerard Papazian	4,000	*
Marc E. Becker	–	–
Joshua J. Harris	–	–
Eric L. Press	–	–
M. Ali Rashid	–	–
John T. Baldwin	–	–
All executive officers and directors as a group (13 persons)	374,900	2.7%

*	Less than 1%
(1)	The amounts and percentages of interests beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ownership interests.
(2)	We will grant the underwriters an over-allotment option to purchase up to an additional shares of common stock in this offering.
(3)	Unless otherwise indicated, the address of each person listed is c/o Metals USA Holdings Corp., One Riverway, Suite 1100, Houston, TX 77056.

(4)	Represents all equity interest of Metals USA Holdings held of record by affiliates of Apollo Management V, L.P. Apollo Management V, L.P. has the voting and investment power over the shares on behalf of Apollo. The general partner of Apollo Management V, L.P. is AIF V Management, Inc. Messrs. Leon Black and John Hannon are the principal executive officers and directors of AIF V Management, Inc., each of whom disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein. Each of Messrs. Becker, Harris, Press and Rashid, who have relationships with Apollo, disclaim beneficial ownership of any shares of Metals USA Holdings that may be deemed beneficially owned by Apollo Management V, L.P., except to the extent of any pecuniary interest therein. Each of Apollo Management V, L.P. and its affiliated investment funds disclaims beneficial ownership of any such shares in which it does not have a pecuniary interest. The address of Messrs. Becker, Harris, Press and Rashid and Apollo Management V, L.P. is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreements

In contemplation of the Merger, Messrs. Gonçalves, McPherson, Hageman, Krohn, Martens and Longo entered into certain agreements with Metals USA Holdings and Flag Acquisition. The terms of the employment agreements with Messrs. Gonçalves, McPherson and Hageman, and the terms of the severance agreements with Messrs. Krohn, Martens and Longo are similar to each other. The terms of those agreements are described under “Management—Management Agreements with Metals USA.”

Amended Investors Rights Agreement

Metals USA Holdings, Apollo and each of our management members who currently own our common stock expect to enter into an amended investors rights agreement prior to the completion of this offering, which will provide for, among other things, a restriction on the transferability of each management member’s equity ownership in Metals USA Holdings tag-along rights, come-along rights, piggyback registration rights, repurchase rights by Metals USA Holdings and Apollo in certain circumstances, demand registration rights for Apollo and the grant of an irrevocable proxy to Apollo with respect to the voting rights associated with his respective ownership, and certain restrictions on each such person’s ability to compete with or solicit our employees or customers.

In addition, the amended investors rights agreement will provide that, except as otherwise required by applicable law, Metals Holdings USA’s board of directors will include at least (a) three (3) Apollo designees to the board of directors, (b) two (2) Apollo designees to the board of directors or (c) one (1) Apollo designee to the board of directors as long as Apollo owns (including shares of common stock issuable under the terms of any exchangeable securities issued by us) (x) at least 30% but less than 50% of our outstanding common stock, (y) at least 20% but less than 30% of our outstanding common stock and (z) at least 10% but less than 20% of our outstanding common stock, respectively. See “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.”

Apollo Management Agreements

We and Metals USA entered into a management agreement with Apollo on November 30, 2005, pursuant to which Apollo provides us with management services. Pursuant to such agreement, Apollo receives an annual management fee equal to $2 million, payable on March 15 of every year, starting on March 15, 2006. $500,000 of this fee has been waived by Apollo, subject to revocation. The management agreement will terminate on December 31, 2012, unless earlier terminated by Apollo. Upon a termination of the management agreement prior to December 31, 2012, Apollo is entitled to receive the present value of (a) $14 million (excluding management fees waived), less (b) the aggregate amount of management fees that were paid to it under the agreement prior to such termination. Finally, Apollo is entitled to receive a transaction fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions with a value of $25 million or more, equal to 1% of the gross transaction value of any such transaction.

Upon the consummation of this offering, Apollo intends to terminate the management agreement, and as a result will receive $             million. Apollo will also receive a $             million transaction fee related to this offering upon consummation of this offering. See “Use of Proceeds.”

In addition, Apollo and Metals USA entered into a transaction fee agreement on November 30, 2005 pursuant to which Apollo received a transaction fee of $6 million in connection with the Apollo Transaction.

Both the management agreement and transaction fee agreement contain customary indemnification provisions in favor of Apollo, as well as expense reimbursement provisions with respect to expenses incurred by Apollo in connection with its performance of services thereunder.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Asset-Based Revolving Credit Facility

On December 1, 2005 Flag Intermediate and certain of its subsidiaries entered into the ABL facility arranged by Credit Suisse, as sole bookrunner and joint lead arranger, and Banc of America Securities LLC, as joint lead arranger.

The ABL facility is available to us on a revolving basis during the period beginning on December 1, 2005 and ending on November 30, 2011. Substantially all of our subsidiaries are also borrowers under the ABL facility. The maximum availability under the ABL facility is based on eligible receivables and eligible inventory, subject to certain reserves, to be determined in accordance with the loan agreement. The commitments under the ABL facility are initially comprised of $415.0 million of Tranche A Commitments and $35.0 million of Tranche A-1 Commitments. While the Tranche A-1 Commitments are outstanding, the borrowing base is subject to greater advance rates than would otherwise be in effect. Subject to certain conditions, the Tranche A-1 Commitments may be reduced or terminated at any time. Subject to certain conditions, upon the reduction or termination of the Tranche A-1 Commitments, the Tranche A Commitments will be increased on a dollar-for-dollar basis in an amount equal to such reduction or termination. On June 1, 2006, the Tranche A-1 Commitments will automatically be reduced to $25.0 million (with a corresponding increase in the Tranche A Commitments), unless previously reduced below $25.0 million. A portion of the ABL facility is available for swingline loans and the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swingline loans will reduce availability under the ABL facility on a dollar-for-dollar basis.

The interest rates with respect to loans made utilizing the Tranche A Commitments are, at our option, (i) the higher of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin ranging between -0.25% and 0.0% as determined in accordance with the loan agreement or (ii) the rate (as adjusted) at which Eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin ranging between 1.25% and 2.00% as determined in accordance with the loan and security agreement governing the ABL facility.

The interest rates with respect to loans utilizing the Tranche A-1 Commitments are, at our option, (i) the higher of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin of (1) initially, 1.75% and (2) after the first adjustment date under the ABL facility, 1.50% or (ii) the rate (as adjusted) at which Eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of (a) initially, 3.75% and (b) after the first adjustment date under the ABL facility, 3.50%.

Substantially all of our subsidiaries are defined as “borrowers” under such agreement. The obligations under the ABL facility are guaranteed by Flag Intermediate and certain of our future domestic subsidiaries and are secured (i) on a first-priority lien basis by our, the other borrowers’ and the guarantors’ accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto and (ii) on a second-priority lien basis by substantially all of our, the other borrowers’ and the guarantors’ other assets, subject to certain exceptions and permitted liens.

Covenants

The ABL facility contains customary representations, warranties and covenants for the type and nature of an asset-based senior secured revolving credit facility, including limitations on Flag Intermediate’s, the other borrowers’, or the guarantors’ ability to:

•	incur or guarantee additional debt, subject to certain exceptions;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions; and

•	engage in certain transactions with affiliates.

Events of Default

The ABL facility contains events of default with respect to:

•	default in payment of principal when due;

•	default in the payment of interest, fees or other amounts after a specified grace period;

•	material breach of the representations or warranties;

•	default in the performance of specified covenants;

•	failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount;

•	certain bankruptcy events;

•	certain ERISA violations;

•	invalidity of certain security agreements or guarantees;

•	material judgments; and

•	a change of control (as defined in the ABL facility).

Industrial Revenue Bonds

As of December 31, 2005 and as of March 31, 2006, the aggregate principal amount outstanding under the IRB was $5.7 million for both periods. The IRB is payable on May 1, 2016 in one lump sum payment. The interest rate assessed on the IRB varies from month to month and was 3.68% and 3.29% at December 31, 2005 and March 31, 2006, respectively. The IRB is secured by a letter of credit under the ABL facility. The IRB places various restrictions on certain of our subsidiaries, including maintenance of required insurance coverage, maintenance of certain financial ratios, limits on capital expenditures and maintenance of tangible net worth and is supported by a letter of credit. We were in compliance with all of the covenants as of March 31, 2006.

11 1/8% Senior Secured Notes of Metals USA

On November 30, 2005, Flag Acquisition completed a private placement of $275.0 million aggregate principal amount of the old notes, and Metals USA subsequently assumed all liabilities of Flag Acquisition pursuant to the old notes.

By means of a separate prospectus, Metals USA intends to offer to exchange up to $275.0 million aggregate principal amount of the exchange notes for an equal principal amount of the old notes. The old notes were, and the exchange notes will be, issued under the Indenture among Metals USA, Flag Intermediate, certain subsidiary guarantors and Wells Fargo Bank, N.A., as trustee.

Interest on the old notes accrues, and on the exchange notes will accrue, at a rate of 11 1/8% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2006.

Optional Redemption

Metals USA may redeem some or all of the notes at any time on or after December 1, 2010 at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

At any time prior to December 1, 2008, Metals USA may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the notes originally issued under the Indenture and all or a portion of any additional notes issued under such Indenture after the date of such Indenture, in each case at a redemption price equal to 111.13% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

In addition, at any time prior to December 1, 2010, Metals USA may redeem some or all of the notes at a redemption price equal to 100% of the principal amount plus a make-whole premium, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

Guarantees; Ranking; Collateral

The notes are guaranteed on a secured basis by Flag Intermediate and certain of Metals USA’s subsidiaries. The notes and the related guarantees are secured obligations of Metals USA, Flag Intermediate and the subsidiary guarantors and rank pari passu in right of payment with all existing and future senior indebtedness of Metals USA and the guarantors, as the case may be, and is and will be secured by the collateral, as described below.

The notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto) of Metals USA and the guarantors and on a second-priority lien basis by the accounts, inventory, cash and proceeds and products of the foregoing and certain assets related thereto of Metals USA and the guarantors.

Covenants

The Indenture contains certain limitations and restrictions on Metals USA and certain of its subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	issue preferred and disqualified stock;

•	make certain investments;

•	limit dividends or other payments or transfer of property by restricted subsidiaries to Metals USA;

•	make asset sales;

•	enter into certain types of transactions with affiliates;

•	incur liens; and

•	sell all or substantially all of Metals USA’s assets or merge with or into another company

The Indenture restricts Metals USA’s ability to pay dividends or make other distributions on its capital stock or repurchase or redeem its capital stock. Specifically, Metals USA may not make any such payments if a default under the Indenture has occurred and is continuing. In addition, the aggregate amount of such payments generally cannot exceed 50% of the cumulative consolidated net income of Metals USA and its subsidiaries since September 30, 2005 plus 100% of certain cash contributions to Metals USA’s capital and amounts received from the sale of certain equity interests and investments. As a condition to making such payments, Metals USA must also be able to incur $1.00 of additional indebtedness under the fixed charge coverage ratio test. Notwithstanding the foregoing, Metals USA is permitted to pay dividends to any direct or indirect parent to allow such direct or indirect parent to pay dividends on its common stock, following the first public offering of such direct or indirect parent’s common stock, in an amount up to 6.0% per annum of the amount contributed to Metals USA from the proceeds received by such direct or indirect parent in such offering. The Indenture also contains a provision allowing Metals USA to make up to an aggregate amount of $20.0 million of restricted payments generally, which it could use to pay dividends.

These covenants are subject to important exceptions and qualifications.

Events of Default

The Indenture contains certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (1) the failure to make payments under the Indenture when due, (2) breach of covenants, (3) cross-defaults to other material indebtedness, (4) bankruptcy events and (5) material judgments.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of this offering, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law (“DGCL”).

General

Pursuant to our amended and restated certificate of incorporation, our capital stock will consist of            total authorized shares, of which            shares, $0.01 par value per share, will be designated as “common stock” and shares, $0.01 par value per share, will be designated as “preferred stock.” Immediately following the completion of this offering, we will have              shares of common stock outstanding, including (i)            shares that will be issued as a dividend to our existing stockholders immediately prior to the consummation of this offering and (ii)            shares that will be issued to the underwriters upon the exercise of their option to purchase additional shares. There will be no shares of preferred stock outstanding immediately following this offering.

Common Stock

Voting Rights.    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights.    Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.    The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations, assigned values, voting rights, powers, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof as our board of directors from time to time may adopt by resolution, subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series. All shares of any one series of preferred stock will be identical.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated bylaws, the number of directors comprising our board of directors will be as determined from time to time by our board of directors, and only a majority of the board of directors may fix the number of directors. We intend to avail ourselves of the “controlled company” exception under The New York Stock Exchange rules which exempts us from certain of the requirements, including that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members. Upon the closing of this offering, it is anticipated that we will have six directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.

The amended investors rights agreement Metals USA Holdings’ expects to enter into with Apollo and each of our management members will provide that, except as otherwise required by applicable law, that Metals Holdings USA’s board of directors will include at least (a) three (3) Apollo designees to the board of directors, (b) two (2) Apollo designees to the board of directors or (c) one (1) Apollo designee to the board of directors as long as Apollo owns (including shares of common stock issuable under the terms of any exchangeable securities issued by us) (x) at least 30% but less than 50% of our outstanding common stock, (y) at least 20% but less than 30% of our outstanding common stock and (z) at least 10% but less than 20% of our outstanding common stock, respectively. See “Certain Relationships and Related Party Transactions—Amended Investors Rights Agreement.”

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors are elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that stockholders do not have the right to cumulative votes in the election of directors.

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will not make an exception to this rule. In addition, our amended and restated certificate of incorporation and bylaws provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, subject to Apollo’s rights as described above.

Special Meetings of Stockholders

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the board of directors and the chairman.

Section 203 of the DGCL

In our amended and restated certificate of incorporation, we will elect not to be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in the manner prescribed therein. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock.

Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws That May Have an Anti-Takeover Effect

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board; Number of Directors

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible and the number of directors on our board may be fixed only by the majority of our board of directors, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors, Vacancies

Our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by a majority of our board of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated articles of incorporation had not negated cumulative voting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Delaware Takeover Statute

All the foregoing proposed provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that no officer or director of us who is also an officer, director, employee, managing director or other affiliate of Apollo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to Apollo.

Amendment of Our Certificate of Incorporation

Under applicable law, our amended and restated certificate of incorporation will provide that it may be amended only with the affirmative vote of a majority of the outstanding stock entitled to vote thereon; provided that Apollo’s prior written approval is required for any modification, amendment or repeal of the provisions discussed above regarding the ability of Apollo-related directors to direct or communicate corporate opportunities to Apollo. See “—Corporate Opportunity.”

Amendment of Our Bylaws

Our amended and restated bylaws will provide that they can be amended by the vote of the holders of a majority of the shares then entitled to vote or by the vote of a majority of the board of directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation will provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors, officers and employees against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment or repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

We intend to apply to list our common stock on The New York Stock Exchange under the trading symbol “MUX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to an Investment in Our Common Stock and This Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Upon completion of this offering,              shares of our common stock will be outstanding, excluding shares reserved at March 31, 2006 for issuance upon exercise of options that have been granted under our stock option plans (             of which were exercisable at such date). Of these shares, the              shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining              shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of our common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock (approximately              shares of our common stock immediately after this offering) and the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date of such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of our common stock without regard to the volume, manner-of-sale and the other limitations contained in Rule 144. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.

Commencing 180 days after the date of this prospectus, approximately              shares of outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable volume limitations, manner of sale and notice requirements.

Following the completion of this offering, we intend to file a registration statement on Form S-8 with the SEC to register              shares of our common stock reserved for issuance or sale under our stock option plans and long term incentive plan. As of the date of this prospectus, there were outstanding options to purchase a total of 1,002,311 shares of our common stock, none of which were vested. Shares of our common stock issuable upon the exercise of options granted or to be granted under our plans will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any such shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to specified exceptions.

Our officers, directors and all significant stockholders have agreed, subject to specified exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, shares of our common stock or any securities convertible into or exchangeable or exercisable for any such securities, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the two preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

We have granted Apollo our equity sponsor demand and incidental registration rights with respect to the shares of our common stock owned by it after this offering, and have granted our management members incidental registration rights with respect to the              shares of our common stock owned by them after this offering (             shares of our common stock if the underwriters exercise the over-allotment option in full). See “Certain Relationships and Related Transactions—Amended Investors Rights Agreement.”

Prior to this offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, common stock in the public market may have an adverse effect on the market price for the common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS

The following discussion describes the material U.S. federal income tax consequences associated with the purchase, ownership, and disposition of our common stock as of the date hereof by Non-U.S. Holders (as defined below). This discussion deals only with common stock held as a capital asset and does not address special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	owners of five percent or more of our common stock;

•	insurance companies;

•	persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	persons whose “functional currency” is not the U.S. dollar;

•	investors in pass-through entities.

This discussion does not address all aspects of U.S. federal income taxation. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not discuss any state, local or foreign tax consequences, nor any federal tax consequences, other than federal income tax consequences. Persons considering the purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other jurisdiction.

A “U.S. Holder” of our common stock means a holder that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership purchasing common stock, we urge you to consult your own tax advisor.

A “Non-U.S. Holder” is a holder, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders, such as:

•	U.S. expatriates;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;” and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Dividends.    Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty for dividends, you will be required to complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty.

Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Exchange of Common Stock.    You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and if certain tax treaties apply, is attributable to your U.S. permanent establishment;

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding.    Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.

Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends.

Under United States Treasury Regulations, payments of proceeds from the sale of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or a foreign partnership with significant United States ownership or engaged in a United States trade or business, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met. Information reporting and backup withholding generally will apply to payments of proceeds from the sale of our common stock effected through a United States office of any United States or foreign broker, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

UNDERWRITING

Metals USA Holdings and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and CIBC World Markets Corp. are acting as joint book-running managers of this offering and Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
CIBC World Markets Corp.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                  shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by Metals USA Holdings

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The shares are a new issue of securities with no established trading market. A liquid trading market may not develop for the shares.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Metals USA Holdings and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on The New York Stock Exchange under the symbol “MUX.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Issuer; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We currently anticipate that we will undertake a directed share program pursuant to which we will request that the underwriters reserve up to 5% of the shares of our common stock offered for sale in this offering, at the initial public offering price, to be sold to certain directors, officers, employees, persons having relationships with us, or other persons designated by us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares in this offering. Any reserved shares which are not orally confirmed for purchase by 9:00 a.m. Eastern Time on the first day of trading will be sold by the underwriters to the general public on the same terms as the other shares offered in this offering.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Credit Suisse Securities (USA) LLC acted as joint bookrunner and an initial purchaser in connection with the offering of our old notes. In addition, an affiliate of Credit Suisse Securities (USA) LLC is a lender and is currently serving as the administrative agent, sole bookrunner and joint lead arranger under the ABL facility.

CIBC World Markets Corp. acted as joint bookrunner and an initial purchaser in connection with the offering of our old notes. In addition, CIBC World Markets Corp. served as our exclusive financial advisor in connection with the Merger. CIBC World Markets Corp. began providing such financial advisory services to us on or about February 1, 2005.

INTERNAL CONTROL OVER FINANCIAL REPORTING

As of December 31, 2005, we were not required to comply with SEC rules and regulations requiring management to establish and maintain adequate internal control over financial reporting. Accordingly, we did not conduct a formal evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005. See “Risk Factors—Risks Related to an Investment in Our Common Stock and This Offering—The requirements of being a public company may strain our resources and distract management,” for further information on our internal control over financial reporting.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz will pass upon for us the validity of the shares of our common stock offered hereby. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated balance sheet of Metals USA Holdings Corp. and subsidiary (the “Successor Company”) as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from May 9, 2005 (date of inception) to December 31, 2005 and the consolidated balance sheet of Metals USA and subsidiaries (the “Predecessor Company”) as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from January 1, 2005 to November 30, 2005, and the years ended December 31, 2004 and 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Successor Company’s acquisition of the Predecessor Company on December 1, 2005, in a transaction accounted for in accordance with Statement of Financial

Accounting Standards No. 141, “Business Combinations” and the lack of comparability of financial information between reporting periods), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and this offering, you should refer to the registration statement and the exhibits filed as a part of the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

You may obtain copies of the information and documents referenced in this prospectus and included as exhibits to the registration statement at no charge by writing or telephoning us at the following address or telephone number: Metals USA Holdings Corp., One Riverway, Suite 1100, Houston, Texas 77056, Attention: Investor Relations, at 713-965-0990 or 1-888-871-8701.

Our indirect subsidiary, Metals USA, has historically filed annual, quarterly and current reports, proxy statements and other information with the SEC although it is no longer required to do so. Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

You may read and copy any document we have or will file with the SEC at the SEC’s internet website (http://www.sec.gov) or at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

Metals USA has filed a registration statement on Form S-4 (File No. 333-132918) relating to the exchange offer for the exchange notes. You may also review a copy of that registration statement from us or at the SEC’s Public Reference Room in Washington, D.C. as well as through the SEC’s internet website.

You may obtain copies of this information, including the documents referenced in this prospectus and filed as exhibits to the registration statement of which this prospectus is a part, at no charge by writing or telephoning us at the following address and telephone numbers:

Investor Relations

Metals USA Holdings Corp.

One Riverway, Suite 1100

Houston, Texas 77506

(713) 965-0990

1 (888) 871-8701

We also maintain an internet site at http://www.metalsusa.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Metals USA Holdings Corp.

We have audited the accompanying consolidated balance sheet of Metals USA Holdings Corp. and subsidiary (the “Successor Company”) as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from May 9, 2005 (date of inception) to December 31, 2005. We have also audited the consolidated balance sheet of Metals USA, Inc. and subsidiaries (the “Predecessor Company”) as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from January 1, 2005 to November 30, 2005, and the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Successor and Predecessor Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Successor and Predecessor Company are not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Successor Company as of December 31, 2005, and the results of its operations and its cash flows for the period from May 9, 2005 (date of inception) to December 31, 2005, and the financial position of the Predecessor Company as of December 31, 2004, and the results of its operations and its cash flows for the period from January 1, 2005 to November 30, 2005, and the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Successor Company acquired the Predecessor Company on December 1, 2005 in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Accordingly, the assets acquired and liabilities assumed were recorded at fair value on that date by the Successor Company and are not comparable with those of the Predecessor Company.

/s/    DELOITTE & TOUCHE LLP

Houston, Texas

May 26, 2006

METALS USA HOLDINGS CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In millions, except share and per share amounts)

	Successor Company	Predecessor Company
	December 31, 2005	December 31, 2004
Assets
Current assets:
Cash	$11.3	$12.6
Accounts receivable, net of allowance of $7.8 and $7.7, respectively	172.9	173.5
Inventories	350.7	462.9
Deferred tax asset	8.3	11.3
Prepaid expenses and other	25.2	7.7

Total current assets	568.4	668.0
Property and equipment, net	171.6	36.1
Goodwill, net	15.8	—
Other assets, net	39.5	5.9

Total assets	$795.3	$710.0

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$68.2	$64.0
Accrued liabilities	45.9	35.0
Current portion of long-term debt	0.6	4.0

Total current liabilities	114.7	103.0
Long-term debt, less current portion	472.9	266.6
Deferred income tax liability	60.0	—
Other long-term liabilities	15.3	12.2

Total liabilities	662.9	381.8

Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, none at December 31, 2005, $.01 par value, 5,000,000 shares authorized; none issued at December 31, 2004	—	—
Common stock, $.01 par value, 30,000,000 shares authorized, 14,044,000 issued and outstanding at December 31, 2005	0.1	—
Common stock, $.01 par value, 200,000,000 shares authorized; 20,260,013 shares issued and outstanding at December 31, 2004	—	0.2
Additional paid-in capital	134.4	219.5
Deferred compensation	(0.1)	(0.2)
Retained earnings (deficit)	(2.0)	108.7

Total stockholders’ equity	132.4	328.2

Total liabilities and stockholders’ equity	$795.3	$710.0

See notes to consolidated financial statements.

METALS USA HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Successor Company	Predecessor Company
	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Net sales	$116.9	$1,522.1	$1,509.8	$963.2
Operating costs and expenses:
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	92.5	1,189.3	1,080.1	731.6
Operating and delivery	12.8	139.1	144.4	127.7
Selling, general and administrative	9.3	108.5	109.6	87.0
Depreciation and amortization	1.4	3.1	2.0	0.5

Operating income	0.9	82.1	173.7	16.4
Other (income) expense:
Interest expense	4.1	12.0	8.4	5.7
Other (income) expense, net	—	(0.1)	(2.5)	(2.0)

Income (loss) before income taxes and discontinued operations	(3.2)	70.2	167.8	12.7
Provision (benefit) for income taxes	(1.2)	26.7	63.3	5.1

Income (loss) before discontinued operations	(2.0)	43.5	104.5	7.6
Income (loss) from discontinued operations, net of taxes	—	—	—	(0.1)

Net income (loss)	$(2.0)	$43.5	$104.5	$7.5

Income (loss) per share:
Income (loss) per share—basic:
From continuing operations	$(0.14)	$2.14	$5.17	$0.38
From discontinued operations	—	—	—	(0.01)

Total	$(0.14)	$2.14	$5.17	$0.37

Income (loss) per share—diluted:
From continuing operations	$(0.14)	$2.05	$5.05	$0.37
From discontinued operations	—	—	—	—

Total	$(0.14)	$2.05	$5.05	$0.37

Number of common shares used in the per share calculation:
Basic	14.0	20.3	20.2	20.2

Diluted	14.0	21.2	20.7	20.3

See notes to consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions)

	Common Stock	Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Deficit)	Total
Predecessor Company:
BALANCE, January 1, 2003	0.2	192.1	—	(3.3)	189.0
Tax benefit realized from tax attribute carryforwards	—	4.1	—	—	4.1
Net income	—	—	—	7.5	7.5

BALANCE, December 31, 2003	0.2	196.2	—	4.2	200.6
Tax benefit realized from tax attribute carryforwards	—	21.2	—	—	21.2
Stock option exercises, grants and other adjustments	—	2.1	(0.2)	—	1.9
Net income	—	—	—	104.5	104.5

BALANCE, December 31, 2004	0.2	219.5	(0.2)	108.7	328.2
Tax benefit realized from tax attribute carryforwards	—	2.4	—	—	2.4
Stock option exercises, grants and other adjustments	—	0.6	0.2	—	0.8
Net income from January 1, 2005 to November 30, 2005	—	—	—	43.5	43.5

BALANCE, November 30, 2005	$0.2	$222.5	$—	$152.2	$374.9

Successor Company:
BALANCE, May 9, 2005 (date of inception)	—	—	—	—	—
Capital contribution, net	0.1	133.9	—	—	134.0
Stock option exercises, grants and other adjustments	—	0.5	(0.1)	—	0.4
Net loss from May 9, 2005 (date of inception) to December 31, 2005	—	—	—	(2.0)	(2.0)

BALANCE, December 31, 2005	$0.1	$134.4	(0.1)	(2.0)	132.4

See notes to consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Successor Company	Predecessor Company
	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Cash flows from operating activities:
Net income (loss)	$(2.0)	$43.5	$104.5	$7.5
Adjustments to reconcile net income to cash provided by operating activities—
Net (income) loss from discontinued operations	—	—	—	0.1
(Gain) loss on sale of property and equipment	—	(0.1)	(0.5)	(0.3)
Provision for bad debts, net of recoveries	0.2	2.9	4.0	2.7
Depreciation and amortization	1.5	3.5	2.0	0.5
Deferred income taxes	(1.6)	—	—	—
Adjustment to Predecessor Company tax attribute valuation allowance	—	2.4	12.5	4.1
Changes in operating assets and liabilities, net of effects of Merger—
Accounts receivable	16.4	(18.8)	(52.5)	(14.7)
Inventories	(13.4)	140.6	(222.9)	(13.5)
Prepaid expenses and other	(6.6)	(0.7)	1.5	18.7
Accounts payable and accrued liabilities	12.2	(2.3)	23.3	27.2
Other operating, net	0.6	(0.9)	(0.5)	(5.5)

Net cash provided by (used in) continuing operations	7.3	170.1	(128.6)	26.8
Net cash provided by discontinued operations	—	—	—	0.1

Net cash provided by (used in) operations	7.3	170.1	(128.6)	26.9

Cash flows from investing activities
Sale of assets	—	0.1	1.4	5.7
Purchase of assets	(4.4)	(15.9)	(17.4)	(17.5)
Acquisition of Metals USA, Inc., net of cash acquired	(430.1)	—	—	—

Net cash provided by (used in) investing activities by continued operations	(434.5)	(15.8)	(16.0)	(11.8)

Net cash provided by investing activities in discontinued operations	—	—	—	—

Net cash provided by (used in) investing activities	(434.5)	(15.8)	(16.0)	(11.8)

Cash flows from financing activities:
Net borrowings (repayments) on revolving credit facilities	(145.3)	(107.7)	147.8	(7.4)
Net borrowings (repayments) on the ABL	191.4	—	—	—
Proceeds from issuance of Senior Secured Notes	275.0	—	—	—
Repayments of other long-term debt	—	(10.4)	(0.6)	(2.6)
Capital contribution, net	134.0	—	—	—
Issuance of common stock	—	0.1	0.4	—
Deferred financing costs and other	(16.6)	(2.7)	(1.8)	—

Net cash provided by (used) in financing activities by continuing operations	438.5	(120.7)	145.8	(10.0)

Net cash provided by financing activities in discontinued operations	—	—	—	—

Net cash provided by (used in) investing activities	438.5	(120.7)	145.8	(10.0)

Net increase (decrease) in cash	11.3	33.6	1.2	5.1
Cash, beginning of period	—	12.6	11.4	6.3

Cash, end of period	$11.3	$46.2	$12.6	$11.4

Supplemental Cash Flow Information:
Cash paid for interest	$0.5	$10.5	$7.2	$5.4

Cash paid for income taxes	$7.0	$27.6	$54.5	$(19.3)

Non-cash acquisitions of property and equipment	$—	$—	$4.8	$—

See notes to consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except share and per share amounts)

1.    Basis of Presentation and Summary of Significant Accounting Policies

On May 18, 2005, Metals USA Holdings Corp. (formerly named Flag Holdings Corporation), a Delaware corporation (“Metals USA Holdings”) and its wholly owned subsidiary, Flag Acquisition Corporation, a Delaware corporation (“Flag Acquisition”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Metals USA, Inc. On November 30, 2005, Metals USA Holdings made Flag Acquisition a subsidiary of Flag Intermediate Holdings Corporation (“Flag Intermediate”), which is a wholly owned subsidiary of Metals USA Holdings. On November 30, 2005, Flag Acquisition merged with and into Metals USA, Inc. (“Metals USA, Inc.”) with Metals USA, Inc. being the surviving corporation. Metals USA Holdings, Flag Intermediate and Flag Acquisition conducted no operations during the period May 9, 2005 (date of inception) to November 30, 2005. See Note 2—Acquisition for additional information regarding the Merger.

Metals USA Holdings, Flag Intermediate and its wholly owned subsidiary Metals USA, Inc. are referred to collectively herein as the “Company” or “Successor Company” and Metals USA, Inc. prior to the merger on November 30, 2005 is referred to as the “Predecessor Company.” The Company applied Statement of Financial Accounting Standards No. 141, “Business Combinations” on the merger date and, as a result, the merger consideration was allocated to the respective values of the assets acquired and liabilities assumed from the Predecessor Company (see Note 2). As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of Predecessor Company.

During 2001, the Predecessor Company filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, from which it emerged on October 31, 2002.

We are a leading provider of value-added processed steel, stainless steel, aluminum and specialty metals, as well as manufactured metal components. Our operations are organized into three product group segments located entirely in the United States. Approximately 88% of our revenue is derived from the metals service center and distribution activities that are segmented into two groups, Flat Rolled and Plates and Shapes. The remaining portion of our revenue is derived from the Building Products Group, which principally manufactures and distributes aluminum products related to the residential and commercial construction and improvement industry. We purchase metal from primary producers who generally focus on large volume sales of unprocessed metals in standard configurations and sizes. In most cases, we perform customized, value-added processing services required to meet specifications provided by end-use customers. The Flat Rolled Group and Plates and Shapes Group customers are in businesses such as machining, furniture, transportation equipment, power and process equipment, industrial/commercial, construction and fabrication, consumer durables, electrical equipment industries, and machinery and equipment manufacturers. The Building Products Group customers are distributors and contractors engaged in residential and commercial building products.

Summary of Significant Accounting Policies

Use of Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published and (iii) the reported amount of revenues and expenses recognized during the periods presented. We review all significant estimates affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustments. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements.

Principles of consolidation—Our consolidated financial statements include the accounts of Metals USA Holdings and its subsidiary which is wholly-owned. All intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain reclassifications have been made to prior years’ financial statements to be consistent with the current year’s presentation.

Concentration of credit risk—Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash deposits, trade accounts and notes receivable. Concentrations of credit risk with respect to trade accounts are within several industries. Generally, credit is extended once appropriate credit history and references have been obtained. Provisions to the allowance for doubtful accounts are made monthly and adjustments are made periodically based upon our expected ability to collect all such accounts. Additionally, we periodically review the credit history of our customers and generally do not require collateral for the extension of credit.

Inventories—Inventories are stated at the lower of cost or market. Our inventories are accounted for using a variety of methods including specific identification, average cost and the first-in first-out (“FIFO”) method of accounting.

Property and equipment—Property and equipment is stated at cost, and depreciation is computed using the straight-line method, net of estimated salvage values, over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

Valuation and qualifying accounts—We provide reserves for accounts receivable and inventory. The reserves for these activities of the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005 and of the Predecessor Company for the period from January 1, 2005 to November 30, 2005, and the years ended December 31, 2004 and 2003 are summarized below:

Description	Balance at Beginning of Period	Amount Charged to Expense	Utilization of Reserve	Balance at End of Period
Successor Company
The Period ended December 31, 2005:
Allowance for doubtful accounts	$—	$8.5	$(0.7)	$7.8
Inventory valuation allowance	—	7.7	(0.8)	6.9

Predecessor Company
Eleven Months ended November 30, 2005:
Allowance for doubtful accounts	$7.7	$2.9	$(2.3)	$8.3
Inventory valuation allowance	5.3	3.1	(0.7)	7.7
Year ended December 31, 2004:
Allowance for doubtful accounts	$6.9	$4.0	$(3.2)	$7.7
Inventory valuation allowance	5.2	0.3	(0.2)	5.3
Year ended December 31, 2003:
Allowance for doubtful accounts	$7.3	$2.7	$(3.1)	$6.9
Inventory valuation allowance	5.8	3.5	(4.1)	5.2

Impairment of long-lived assets—Long-lived assets are comprised principally of property and equipment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with the business acquisition plus costs of acquisition. As a result of the Merger described in Note 2, we recorded $16.1 of goodwill in 2005. There was no amortization of goodwill, however, the Successor Company reduced goodwill by $0.3 to recognize the tax benefit related to goodwill of the Predecessor Company (see Note 8). In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” we will assess the fair value of the net assets underlying all the acquisition related goodwill on a reporting unit basis.

We will evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Intangible Assets—The Successor Company intangible assets consist of customer lists which were recorded as a result of the Merger described in Note 2. We are amortizing the customer lists over five years using an accelerated amortization method which approximates its useful life and value to us.

As of December 31, 2005, the Successor Company had the following amounts related to intangible assets:

	May 9, 2005 (date of inception)		December 31, 2005
	Gross Carrying Amortization	Accumulated Amount	Gross Carrying Amortization
Customer lists	$22.2	(0.7)	$21.5

No significant residual value is estimated for these intangible assets. Aggregate amortization expense for the period from May 9, 2005 (date of inception) to December 31, 2005 was $0.7. The following table represents the total estimated amortization of intangible assets for the five succeeding years:

For the Year Ending	Estimated Amortization Expense
2006	$7.8
2007	$6.1
2008	$4.3
2009	$2.5
2010	$0.8

Debt issuance costs—We defer certain expenses incurred in connection with our long-term debt and amortize these costs to interest expense over the term of the respective agreements. Debt issuance costs incurred by the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005 and for the Predecessor Company for the period from January 1, 2005 to November 30, 2005, and for the years ended December 31, 2004 and 2003 were $16.6, $0.3, $1.1 and $0.0, respectively. Amortization of debt issuance costs recorded by the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005 and for the Predecessor Company for the period from May 9, 2005 (date of inception) to November 30, 2005, and for the years ended December 31, 2004 and 2003 were $0.2, $2.4, $0.7 and $0.7, respectively.

Fair value of financial instruments—The carrying values of cash, accounts receivable and accounts payable approximate fair value due to their short-term nature. The fair value of the long-term debt is estimated based on interest rates for the same or similar debt offered in the open market. At

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

December 31, 2005, the carrying value of our fixed rate long-term debt approximates its fair value based on interest rates for the same or similar debt offered in the open market and the carrying amount of the indebtedness attributable to the Senior Secured Asset-Based Revolving Credit Facility of $191.4 approximates its fair value.

Revenue recognition—We recognize revenues when products are shipped and our significant obligations have been satisfied. Shipping and handling costs billed to our customers are accounted for as revenues. Risk of loss for products shipped passes at the time of shipment. Provisions are made currently for estimated returns.

We derive the net sales of our Plates and Shapes and Flat Rolled Groups from the processing and sale of metal products to end-users including metal fabrication companies, general contractors and OEMs. Pricing is generally based upon the underlying metal cost as well as a margin associated with customized value-added services as specified by the customer. The net sales of our Building Products Group are derived from the sales of finished goods to local distributors and general contractors who are generally engaged in the residential remodeling industry.

Cost of sales—Our Plates and Shapes and Flat Rolled Groups classify, within cost of sales, the underlying commodity cost of metal purchased in mill form, the cost of inbound freight charges together with third-party processing cost, if any. Cost of sales with respect to our Building Products Group, includes the cost of raw materials, manufacturing labor and overhead costs, together with depreciation and amortization expense associated with buildings and equipment used in the manufacturing process.

Operating and delivery expenses—Our operating and delivery expense reflects the cost incurred by our Plates and Shapes and Flat Rolled Groups for labor and facility costs associated with the value-added metal processing services that we provide. With respect to our Building Products Group, operating costs are associated with the labor and facility costs attributable to the distribution and warehousing of our finished goods at our service center facilities. Delivery expense reflects labor, material handling and other third party costs incurred with the delivery of product to customers.

Delivery expenses totaled $3.3, $39.3, $41.6 and $36.9 for the period from May 9, 2005 (date of inception) to December 31, 2005, the period from January 1, 2005 to November 30, 2005, and the years ended December 31, 2004 and 2003, respectively.

Selling, general and administrative expenses—Selling, general and administrative expenses include sales and marketing expenses, executive officers’ compensation, office and administrative salaries, insurance, accounting, legal, computer systems, and professional services and costs not directly associated with the processing, manufacturing, operating or delivery costs of our products.

Depreciation and amortization—Depreciation and amortization expense represents the costs associated with property, buildings and equipment used throughout the company except for depreciation and amortization expense associated with the manufacturing assets employed by our Building Products Group, which is included within cost of sales.

Earnings (loss) per share—Earnings per share—Basic excludes dilution and is determined by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Earnings per share—Diluted reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

common stock. As a result of the Merger, as discussed in Note 2, all outstanding common stock and options of the Predecessor Company were cancelled. On November 30, 2005, the Successor Company issued 14,000,000 shares of common stock. At December 31, 2005, the Successor Company had 780,321 options outstanding. These securities were antidilutive and, accordingly, were not included in the earnings per share calculation for the period from May 9, 2005 (date of inception) to December 31, 2005.

The number of shares used in the per share calculations consists of the following:

	(in millions, except per share amounts)
	Successor Company	Predecessor Company
	Period from May 9, 2005 (Date of Inception) to December 31, 2005	Period from January 1, 2005 thru November 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Weighted average shares used in computing income (loss) per share—basic	14.0	20.3	20.2	20.2
Effect of dilutive securities	—	0.9	0.5	0.1

Weighted average shares used in computing income (loss) per share—diluted	14.0	21.2	20.7	20.3

Income taxes—Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

New Accounting Pronouncements—In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—An amendment of ARB No. 43, Chapter 4,” which requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead, and that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in Statement 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a significant impact on our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123-Revised 2004 (“SFAS 123(R)”), “Share-Based Payment.” This is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” As noted in Note 10, we do not record compensation expense for stock-based compensation. Under SFAS 123(R), we will be required to measure the cost of employee services received in exchange for stock based on the grant-date fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123, will be recognized as an

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

addition to paid-in-capital. This is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of SFAS 123(R) on January 1, 2006 did not have a significant impact on our consolidated financial statements. See Note 10 related to employee compensation arrangements with Metals USA Holdings.

In March 2005, the Financial Accounting Standard Board issued FIN Interpretation No. 47, (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations—An interpretation of FASB Statement No. 143,” which requires that “an entity should recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if reasonable estimate of fair value can be made”. The provisions of FIN 47 are effective no later than the year end of fiscal years ending after December 15, 2005. The adoption of FIN 47 has had no significant impact on our consolidated financial statements.

2.    Acquisition

On November 30, 2005, Flag Acquisition, a wholly owned subsidiary of Flag Intermediate, merged with and into Metals USA, Inc. with Metals USA, Inc. being the surviving corporation. The Merger was consummated pursuant to the Merger Agreement by and among Metals USA, Inc., Flag Acquisition, and Metals USA Holdings. As a result of and immediately following the Merger, Metals USA, Inc. is a wholly owned subsidiary of Flag Intermediate. Flag Intermediate has no assets other than its investment in Metals USA, Inc., conducts no operations and is a guarantor of both the Senior Secured Asset-Based Revolving Credit Facility and the 11 1/8% Senior Secured Notes due 2015 of Metals USA, Inc. Metals USA Holdings has no assets other than its investment in Flag Intermediate and conducts no operations.

The Merger was accounted for as a purchase by Flag Acquisition of Metals USA, Inc. in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”). Total Merger consideration was $648.0, including $458.7 for common stock and warrants, $152.5 for the assumption of debt and revolving credit loans, $16.6 for debt issuance costs and $20.2 for direct merger costs (including $2.6 paid by Metals USA, Inc. prior to closing of the Merger). Merger consideration does not include $14.6 paid by Metals USA, Inc. at the closing of the Merger to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards (recorded as compensation expense in November 2005). Total Merger consideration reconciles to the net acquisition costs as follows:

Total Merger consideration	$648.0
Less:
Assumption of debt and revolving credit loans	(152.5)
Debt issuance costs	(16.6)
Use of cash on hand at closing	(46.2)
Merger costs paid by Metals USA, Inc.	(2.6)

Acquisition costs, net of cash acquired	$430.1

The total acquisition costs were allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date of the Merger using valuation and other studies. Based on these studies, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9, $118.6 and $22.2, respectively. The fair value of

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

deferred taxes and long-term liabilities were increased by $64.8 and $3.1. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Total Assets acquired	$735.2
Total Liabilities assumed	321.2

Net Assets Acquired	$414.0

The excess of aggregate purchase price over the new assets acquired of $16.1 was recorded as goodwill.

The Merger was financed through cash contributions to Metals USA Holdings of $140.0, less $6.0 of transaction fees paid to Apollo Management V, L.P. and accounted for as a reduction in capital, proceeds from the sale of $275.0 of 11 1/8% Senior Secured Notes due 2015 and borrowings from a Senior Secured Asset-Based Credit Facility.

The following unaudited pro forma information presents the Successor Company’s consolidated results of operations for the twelve month period ended December 31, 2005 as if the acquisition had occurred on January 1, 2005.

Twelve Months Ended December 31, 2005
Revenues	$1,639.0
Net Income	15.9

3.    Inventories

Inventories consist of the following:

	Successor Company December 31,	Predecessor Company December 31,
	2005	2004
Raw materials—
Plates and Shapes	$173.6	$208.7
Flat Rolled	85.8	169.5
Building Products	24.3	21.0

Total raw materials	283.7	399.2

Work-in-process and finished goods—
Plates and Shapes	—	—
Flat Rolled	33.0	34.8
Building Products	34.0	28.9

Total work-in-process and finished goods	67.0	63.7

Total inventories	$350.7	$462.9

As a result of the Merger described in Note 2, the Successor Company analyzed and valued the Predecessor’s Company’s inventory as of November 30, 2005. Based on the determination of replacement cost for the Predecessor Company’s inventory at November 30, 2005, a purchase price adjustment was recorded by the Successor Company to increase inventory values by $14.9 million.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

4.    Property and Equipment

Property and equipment consists of the following:

	Estimated Useful Lives	Successor Company December 31, 2005	Predecessor Company December 31, 2004
Land	—	$11.3	$1.1
Building and improvements	5-40 years	56.7	10.2
Machinery and equipment	7-25 years	94.1	22.9
Automobiles and trucks	3-10 years	1.3	1.0
Construction in progress	—	9.0	3.1

Total property and equipment		172.4	38.3
Less—accumulated depreciation		(0.8)	(2.2)

Total property and equipment, net		$171.6	$36.1

As a result of the Merger described in Note 2, the Company analyzed and valued the property and equipment as of November 30, 2005. The Predecessor Company’s property and equipment owned as of October 31, 2002 had been written off for book purposes as a result of applying fresh-start adjustments when the Predecessor Company exited from bankruptcy on October 31, 2002. Total assets written off as a result of these adjustments were $108.6. The Predecessor Company continued to use this property and equipment in conducting regular operations.

Based on the Company’s analysis of the Predecessor Company’s property and equipment at November 30, 2005, the Successor Company’s property and equipment were increased by $118.6 at November 30, 2005, the closing date of the merger date.

Depreciation expense for the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005 and for the Predecessor Company for the period from January 1, 2005 through November 30, 2005, and the years ended December 31, 2004 and 2003, was $0.8, $3.5, $1.9, and $0.4, respectively.

5.    Other Assets

Other assets consist of the following:

	Successor Company December 31, 2005	Predecessor Company December 31, 2004
Customer lists	$21.5	$—
Deferred financing costs	9.4	2.4
Deferred debt offering costs	7.0	—
Deferred tax assets	—	1.2
Other	1.6	2.3

Total other assets	$39.5	$5.9

As a result of the Merger described in Note 2, the fair value of the customer lists and debt offering costs were recorded by the Successor Company. The amortization of the customer lists, deferred financing costs, and the debt offering costs are discussed in Note 1.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

6.    Accrued Liabilities

Accrued liabilities consist of the following:

	Successor Company December 31, 2005	Predecessor Company December 31, 2004
Accrued salaries and employee benefits	$14.6	$15.1
Accrued taxes, other than income	4.8	4.7
Accrued interest	3.3	0.8
Accrued insurance	4.6	4.2
Accrued audit and tax fees	1.6	2.1
Accrued income taxes payable	—	1.0
Accrued lease terminations	1.2	3.6
Accrued liability to pre-bankruptcy stockholders	3.4	—
Accrued management fees	8.7	—
Other	3.7	3.5

Total accrued liabilities	$45.9	$35.0

7.    Debt

Debt consists of the following:

	Successor Company December 31, 2005	Predecessor Company December 31, 2004
Senior Secured Asset-Based Revolving Credit Facility	$191.4	$—
11 1/8% Senior Secured Notes Due 2015 of Metals USA, Inc.	275.0	—
Revolving Credit Facility	—	253.0
Industrial Revenue Bond	5.7	5.7
Mortgage Note	—	6.7
Other	1.4	5.2

Total debt	473.5	270.6
Less—current portion of debt	0.6	4.0

Total long-term portion of debt	$472.9	$266.6

Maturities on our debt as of December 31, 2005 were $0.6 in 2006; $0.5 in 2007; $0.1 in 2008; $0.1 in 2009; $0.1 in 2010; and $472.1 in 2011 and thereafter.

The weighted average interest rate under our Senior Secured Asset-Based Revolving Credit Facility for the period from December 1, 2005 through December 31, 2005, was 7.20%.

The weighted average interest rates under our Revolving Credit Facility for the period from January 1, 2005 through November 30, 2005, and from the years ended December 31, 2004 and 2003, were 4.89%, 4.12%, and 4.41%, respectively.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

Senior Secured Asset-Based Revolving Credit Facility

On December 1, 2005, the Successor Company entered into a Senior Secured Asset-Based Revolving Credit Facility (the “ABL facility”) in connection with the Merger.

The ABL facility permits us to borrow on a revolving basis during the period beginning on December 1, 2005 and ending on the sixth anniversary thereof. Substantially all of our subsidiaries are borrowers under the ABL facility. The ABL provides for borrowings, subject to a borrowing base calculation, of up to $450.0, initially comprised of $415.0 of Tranche A Commitments and $35.0 of the Tranche A-1 Commitments. While the Tranche A-1 Commitments are outstanding, the borrowing base is subject to greater advance rates than would be otherwise in effect. A permanent reduction of the maximum Tranche A-1 Commitments to $25.0 will occur on June 1, 2006, unless previously terminated or reduced below this reduced maximum amount prior to that date at the Company’s option. The Tranche A Commitments will be increased on a dollar-for-dollar basis in an amount equal to such reduction or termination. The maximum availability under the ABL facility is based on eligible receivables and eligible inventory, subject to certain reserves. As of May 24, 2006 and December 31, 2005, we had $143.8 and $166.8, respectively, of additional borrowing capacity under the ABL facility.

The obligations under the ABL facility are guaranteed by the Flag Intermediate and its wholly owned subsidiary, Metals USA, Inc. and certain of its future domestic subsidiaries and are secured (i) on a first-priority lien basis by accounts receivable and inventory and (ii) on a second-priority lien basis by other assets, subject to certain exceptions and permitted liens.

The ABL facility bears interest with respect to loans utilizing the Tranche A Commitments at the bank’s base rate or LIBOR, at our option, plus an applicable margin ranging between 1.25% and 2.00% as determined in accordance with the loan and security agreement governing the ABL facility. The ABL facility bears interest with respect to the Tranche A-1 Commitments at the bank’s base rate or LIBOR, at our option, plus an applicable margin initially at 3.75% and after the first adjustment rate under the ABL facility, 3.50%. The marginal rates related to the Tranche A Commitments will vary with our financial performance as measured by a fixed charge coverage ratio. The fixed charge coverage ratio is determined by dividing (i) the sum of EBITDA (as defined by and adjusted in accordance with the loan and security agreement governing the ABL facility) minus income taxes paid in cash minus non-financed capital expenditures by (ii) the sum of certain distributions paid in cash, cash interest expense and scheduled principal reductions on debt. As long as our borrowing availability is $45.0 or greater, we do not have to maintain a minimum fixed charge coverage ratio. Should borrowing availability fall below $45.0, we must maintain a fixed charge coverage ratio of 1.0 to 1.0.

Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable on maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. A commitment fee is payable on any unused commitments under the ABL facility of 0.25% per annum. The applicable base rate and the effective LIBOR rate for the Tranche A Commitments and Tranche A-1 Commitments were 7.25% and 4.53% as of December 31, 2005.

The loan and security agreement governing the ABL facility requires us to comply with limited affirmative, negative and subjective covenants, the most significant of which are: (i) the maintenance of a borrowing base availability of at least $45.0, or, if such required borrowing base availability is not

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

maintained, the maintenance of the fixed charge coverage ratio, (ii) restrictions on additional indebtedness and (iii) restrictions on liens, guarantees and quarterly dividends. There are no limitations with respect to capital expenditures.

The loan and security agreement governing the ABL facility provides for up to $15.0 of swingline loans and up to $100.0 for the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swingline loans will reduce borrowing availability under the ABL facility on a dollar-for-dollar basis.

The ABL facility contains customary representations, warranties and covenants as a precondition to lending, which includes a material adverse change in the business, limitations on our ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases, with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates. In addition, the ABL facility requires a lock-box arrangement, which in the absence of default, is controlled by the Company.

The ABL facility contains events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or a change of control. In the event of default the agreement may: (i) restrict the account or refuse to make revolving loans; (ii) cause customer receipts to be applied against the Company borrowings under the ABL facility causing the Company to suffer a rapid loss of liquidity and the ability to operate on a day-to-day basis; (iii) restrict or refuse to provide Letters of Credit; or ultimately: (iv) terminate the Commitments and this Agreement; (v) declare any or all obligations to be immediately due and payable if such default is not cured in the specified period required. Any payment default or acceleration under the ABL facility would also result in a default under the Notes that would provide the holders of the Notes with the right to demand immediate repayment. We are in compliance with all covenants as of December 31, 2005 and as of May 26, 2006.

Costs related to the establishment of the ABL facility were capitalized and are being charged to interest expense over the life of the ABL facility. Unamortized issuance costs of $9.4 as of December 31, 2005, are included in other long-term assets.

11 1/8% Senior Secured Notes Due 2015 of Metals USA, Inc.

On November 30, 2005, Flag Acquisition sold an aggregate principal amount of our 11 1/8% Senior Secured Notes Due 2015 (the “Notes”). The Notes will bear interest at a rate per annum equal to 11 1/8%, payable semi-annually in arrears, on June 1 and December 1 of each year, commencing on June 1, 2006. The Notes will mature on December 1, 2015. We may redeem some or all of the Notes at any time on or after December 1, 2010 at a predetermined redemption price plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date. In addition, on or prior to December 1, 2008, we may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings. If we experience a change of control and we do not

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

redeem the Notes, we will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

As a result of the Merger described in Note 2, Metals USA, Inc. assumed the obligations of Flag Acquisition including the Notes. All operating subsidiaries of Metals USA, Inc, have agreed, jointly and severally with Flag Intermediate (“Guarantors”), to unconditionally and irrevocably guarantee Metals USA, Inc.’s obligations under the Notes and Indenture Agreement dated as of November 30, 2005. Additionally, Flag Intermediate has unconditionally guaranteed to be a primary obligor of the due and punctual payment and performance of the obligations under the Indenture.

Metals USA Holdings is not a guarantor of the Notes. There is a limitation on the amount of funds which can be transferred by the Guarantors to Metals USA Holdings (the “Parent”) in the form of dividends. The amount of dividends available for distribution to Metals USA Holdings was $25.8 as of December 31, 2005. Such amount available for distribution shall be increased by an amount equal to 50% of Consolidated Net Income or reduced by an amount equal to 100% of Consolidated Net Loss. Condensed consolidating financial statements for the Parent and its direct and indirect subsidiaries, all of which are wholly owned, are not presented as the Parent has no significant independent assets or operations.

The indebtedness evidenced by the Notes and the guarantees will rank: equally with all of our and the Guarantors existing and future senior indebtedness; junior in priority as to collateral that secures the ABL facility on a first-priority lien basis with respect to our and the Guarantors’ obligations under the ABL facility, any other debt incurred after December 1, 2005 that has a priority security interest relative to the Notes in the collateral that secures the ABL facility, any hedging obligations related to the foregoing debt and all cash management obligations incurred with any lender under the ABL facility; equal in priority as to collateral that secures the Notes and the guarantees on a first-priority lien basis with respect to our and the Guarantors’ obligations under any other equivalent priority lien obligations incurred after December 1, 2005; and senior to all of our and the Guarantors’ existing and future subordinated indebtedness. The Notes will also be effectively junior to the liabilities of the non-guarantor subsidiaries.

The Notes contain customary representations, warranties and covenants for the type and nature of an asset-based senior secured revolving credit facility, including limitations on our, the other borrowers’, or the guarantors’ ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases, with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates.

The Notes contain events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or a change of control. We are in compliance with all covenants as of December 31, 2005.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

Costs related to the establishment of the Notes were capitalized and are being charged to interest expense over the life of the Notes. Unamortized issuance costs of $7.0 as of December 31, 2005, are included in other long-term assets.

Revolving Credit Facility

On October 31, 2002, the Predecessor Company entered into our Revolving Credit Facility with a group of lenders (the “Revolving Credit Facility”). On March 24, 2004, the Predecessor Company executed the second amendment to its Revolving Credit Facility with Bank of America, as agent for the lenders, to expand the size of the facility from $200.0 to $250.0 and to extend the maturity date to October 31, 2006. On November 9, 2004, the Predecessor Company again amended its Revolving Credit Facility, to expand the size of the facility from $250.0 to $350.0. Further, this third amendment lowered the Predecessor Company’s borrowing costs, increased its borrowing availability and extended the maturity date to November 9, 2009. On November 30, 2005, the Revolving Credit Facility was terminated in accordance with its terms as a result of the Merger described in Note 2, and all amounts outstanding and amounts due were paid in full.

The Revolving Credit Facility bore interest at the bank’s base rate or LIBOR, at the Predecessor Company’s option, plus an applicable margin based on a ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA” as defined and adjusted) to cash interest expense (the “fixed charge coverage ratio”). The fixed charge coverage ratio was determined by dividing EBITDA by the sum of net capital expenditures, income taxes paid in cash, dividends, or other preference payments, interest expense paid in cash and scheduled principal reductions on debt. The applicable margin for base rate loans ranged from 0.00% to 0.50%. Prior to the third amendment the LIBOR margin loans ranged from 2.00% to 3.00%. The third amendment lowered the LIBOR margins to a range from 1.50% to 2.50%. These marginal rates varied with the Predecessor Company’s financial performance as measured by the fixed charge coverage ratio. Additionally, the third amendment provided for a further reduction in the marginal LIBOR rates of 0.25% if the Predecessor Company maintained a trailing twelve month EBITDA of $100.0 and maintained a fixed charge coverage ratio of 2.0 to 1. A commitment fee was payable on any unused portion of the Revolving Credit Facility. The commitment fee varied between 0.250% and 0.375% per annum, based on the fixed charge coverage ratio. The applicable base rate and the effective LIBOR rate were 7.00% and 4.41% as of November 30, 2005. The applicable base rate and the effective LIBOR rate were 5.25% and 3.81% as of December 31, 2004.

Industrial Revenue Bond

The Industrial Revenue Bond (“IRB”) is payable on May 1, 2016 in one lump sum payment. The interest rate assessed on the IRB varies from month to month and was 3.68% at December 31, 2005 and 1.96% at December 31, 2004. The IRB is secured by real estate and equipment acquired with proceeds from the IRB. The IRB places various restrictions on certain of our subsidiaries, including but not limited to maintenance of required insurance coverage, maintenance of certain financial ratios, limits on capital expenditures and maintenance of tangible net worth and is supported by a letter of credit. We are in compliance with all covenants as of December 31, 2005.

Mortgage Note

The mortgage note was retired on May 31, 2005. The mortgage note had a fixed interest note of 6.88% per annum.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

8.    Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	Successor Company	Predecessor Company
	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Federal—
Current	$0.3	$20.1	$54.2	$0.9
Deferred	(1.4)	3.0	1.3	4.1

	(1.1)	23.1	55.5	5.0

State—
Current	0.1	3.1	0.4	0.1
Deferred	(0.2)	0.5	7.4	—

	(0.1)	3.6	7.8	0.1

Total provision (benefit)	$(1.2)	$26.7	$63.3	$5.1

The provision (benefit) differs from an amount computed at the statutory rates as follows:

	Successor Company	Predecessor Company
	Period from May 9, 2005 (date of inception) to December 31, 2005	Period from January 1, 2005 to November 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Federal income tax at statutory rates	$(1.1)	$24.6	$58.8	$4.4
State taxes, net of federal income tax benefit	(0.1)	2.4	5.1	0.4
Nondeductible expenses and other:
Valuation allowance	—	—	(1.1)	—
Other	—	(0.3)	0.5	0.3

Total provision (benefit)	$(1.2)	$26.7	$63.3	$5.1

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

The significant items giving rise to the deferred tax assets (liabilities) are as follows:

	Successor Company December 31, 2005	Predecessor Company December 31, 2004
Deferred tax assets—
Accounts receivable and inventories	$2.7	$3.7
Accrued liabilities	6.7	5.8
Tax attributes and carryforwards	18.3	18.0
Property and equipment	12.1	26.5
Other	2.0	2.1

Total deferred tax assets	41.8	56.1

Deferred tax liabilities—
Foreign DISC	(1.2)	(1.2)
Property and equipment	(53.8)	—
Intangible assets	(8.5)	—
Other	(1.0)	(0.2)

Total deferred tax liabilities	(64.5)	(1.4)

Valuation allowance	(29.0)	(42.2)

Deferred tax assets (liabilities), net	$(51.7)	$12.5

As of December 31, 2005 we have both federal and state current net deferred tax assets of $8.3 which are captioned “Deferred tax asset” on the December 31, 2005 Consolidated Balance Sheet, and we have both federal and state non-current deferred tax liabilities of $60.0 which are captioned “Deferred income tax liability” on the December 31, 2005 Consolidated Balance Sheet. As of December 31, 2004, we had both federal and state net deferred tax assets of which $11.3 are included as a current asset captioned “Deferred tax asset,” and $1.2 are included as a non-current asset within the amounts captioned “Other assets, net” on the December 31, 2004 Consolidated Balance Sheet.

As of December 31, 2005, we have net operating loss (“NOL”) carryforwards for U.S. federal income taxes of approximately $32.0 which begin to expire in 2023. Such NOLs and other tax attributes are subject to limitations of Internal Revenue Code Section 382 related to changes in ownership from the bankruptcy reorganization and the Merger. The lowest applicable annual limitation is approximately $5.7. The carryovers are based on tax returns as currently filed. Our tax returns are subject to periodic audit by the various jurisdictions in which we operate. These audits, including those currently underway, can result in adjustments of taxes due or adjustments of the NOLs which are available to offset future taxable income.

Effective December 1, 2005 in conjunction with the Merger, additional deferred tax liabilities of $61.2 were recorded as a result of purchase price adjustments to property and equipment, intangible assets and inventories, and additional deferred tax assets of $1.2 were recorded as a result of purchase price adjustments to accrued and other long-term liabilities. As of November 30, 2005, the Predecessor Company had tax assets related to pre-bankruptcy goodwill of $16.5. The tax benefits of goodwill amortization will be available to the Successor Company. Under purchase accounting, we

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

have not recorded a deferred tax asset for the future benefit of tax amortization, but we will apply the tax benefit first as a reduction of goodwill related to the Merger (to zero), then as a reduction of non-current intangible assets related to the Merger as the benefit is realized. In the period December 1, 2005 through December 31, 2005, goodwill was reduced by $0.3 to recognize the tax benefit related to pre-bankruptcy goodwill of the Predecessor Company.

In conjunction with the Merger and corresponding adjustments to deferred taxes, a valuation allowance of $29.0 was recorded, related to uncertainties in realizing the benefit of certain deferred tax assets. In assessing the realizability of carryforwards and other deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would be realized. The valuation allowance will be adjusted in periods that we determine it is more likely than not that deferred tax assets will be realized. As we recognize the benefit of those tax assets, the resulting credit will first reduce goodwill to zero, then reduce non-current intangible assets. During the period May 9, 2005 (date of inception) to December 31, 2005, the Successor Company did not adjust the valuation allowance.

Valuation allowances of $67.5 were recorded as a part of the fresh-start adjustments of the Predecessor Company on October 31, 2002. Valuation allowances were established for uncertainties in realizing the benefit of certain tax loss carryforwards and other deferred tax assets. In assessing the realizability of carryforwards and other deferred tax assets, the Predecessor Company considered whether it was more likely than not that some portion or all of the deferred tax assets would be realized. The valuation allowance was adjusted in the periods that the Predecessor Company determined it was more likely than not that deferred tax assets would be realized. As the Predecessor Company recognized the benefit of those tax assets, the resulting credit was reflected as an increase in paid-in-capital. During the periods January 1, 2005 through November 30, 2005 and the year ended December 31, 2004, the Predecessor Company adjusted the valuation allowance by $2.4 and $22.3, respectively, which represented the recognition of tax benefits realized during those periods, along with Predecessor Company tax benefits expected to be realized in future periods.

9.    Stockholders’ Equity

Common Stock

In accordance with its Certificate of Incorporation dated May 9, 2005 and as amended on November 28, 2005, Metals USA Holdings was authorized to issue 30,000,000 shares of capital stock, all of which was shares of common stock, $.01 par value. 14,044,000 shares are issued and outstanding at December 31, 2005.

Immediately prior to the effective time of the Merger, all outstanding shares of common stock of Metals USA, Inc. were cancelled in exchange for a cash payment of $22.00 per share of common stock. As a result of the Merger described in Note 2, all of the issued and outstanding capital stock of Metals USA, Inc. is held indirectly by Metals USA Holdings through Flag Intermediate, its wholly-owned subsidiary. Investment funds associated with Apollo V, L.P. own approximately 97% of the capital stock of Metals USA Holdings (or approximately 92% on a fully-diluted basis). The remainder of the capital stock of Metals USA Holdings is held by Metals USA, Inc. management participants. See Note 14 for further information on related party transactions.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

10.    Stock Based Compensation

Successor Company—2005 Amended and Restated Stock Incentive Plan

The 2005 Amended and Restated Stock Incentive Plan reserves up to 1,400,000 shares of Common Stock for issuance under the Plan. On December 1, 2005, Metals USA Holdings issued 380,760 stock options which will vest over the requisite service period (“Tranche A Options”) and 380,761 stock options which include both a service and a performance condition (“Tranche B Options”). Additionally, 18,800 options were granted to management, which vested immediately. If these options were exercised before March 31, 2006, an additional 20,395 of Tranche A Options and 20,395 of Tranche B Options would be awarded. These options were exercised on March 17, 2006 and management received the additional options. The exercise price of each of the options is equivalent to the assumed fair market value of Metals USA Holdings on the date of the award. The Tranche A Options have an exercise price of $10.00 per share, vest on a pro-rata basis over five years, are exercisable ten years from the date of grant, and expire if not exercised. The Tranche B Options have an exercise price of $10.00, vest on the eighth anniversary of the date of grant or earlier dependent on the satisfaction of an internal rate of return on capital invested, have a term of ten years from date of grant, and expire if not exercised. We recognize compensation expense for stock grants using the straight-line method. On December 1, 2005, the Committee awarded 57,600 shares of restricted stock, of which 44,000 shares vested on the grant date and 13,600 shares will vest on the second anniversary of the effective time of the Merger.

The following is a summary of stock option activity:

	Weighted Average Fair Value per Share	Exercise Price per Share	Weighted Average Price per Share	Number of Shares
Balance, November 30, 2005				—
Granted to directors	—	—	—	—
Granted to employees	$6.93	$10.00	$10.00	780,321
Exercised	—	—	—	—
Canceled or expired	—	—	—	—

Balance, December 31, 2005				780,321

Exercisable as of December 31, 2005			$10.00	18,800

				Years
Weighted average remaining Contractual life:
December 31, 2005				9.7

The fair value of the 2005 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected stock price volatility	54.7%
Risk free interest rate	4.0%–4.5%
Expected life of options (in years)	10.0

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

We accounted for our stock option plan under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation cost for this plan been recognized as a component of compensation expense, consistent with the alternative treatment permitted by current accounting principles (SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”), our net income would have decreased as illustrated in the following pro forma table:

One Month Ended December 31
2005
Net income (loss) as reported	$(2.0)
Deduct:
Total stock-based employee compensation:
Expense determined under fair value based method	(0.1)

Pro forma net income (loss)	$(2.1)

We were required to adopt the provisions of Statement of Financial Accounting Standards No. 123 (revised), “Share Based Payments” (“SFAS 123 (R)”), on January 1, 2006 and are required to measure the cost of employee services received in exchange for equity instruments based upon the grant-date fair value. That cost will be recognized over the period during which an employee will be required to provide services. As of the required effective date, we adopted SFAS 123 (R) using a modified version of prospective application (modified prospective application), as required by SFAS 123 (R) for entities that used the fair-value-based method for either recognition or disclosure under SFAS 123. Under modified prospective application, SFAS 123 (R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date.

Predecessor Company—2002 Incentive Plan

The Reorganization Plan of the Predecessor Company established the 2002 Long Term Stock Incentive Plan (the “2002 Incentive Plan”) for employees was administered by the Board of Directors of the Predecessor Company and up to 2,015,000 shares of Common Stock were reserved for issuance under the 2002 Incentive Plan. Options granted under the 2002 Incentive Plan were issued at exercise prices which were equal to or above the closing price on the date of the grant. One-third of the options granted under the 2002 Incentive Plan vested on each of the first three anniversary dates following the date granted, and had a term of five years. Under the provisions of the 2002 Incentive Plan, the Compensation Committee of the Board of Directors of the Predecessor Company (the “Committee”) was authorized to award shares of common stock whereby physical delivery of such shares occurs upon vesting (“stock grants”). In the period from January 1, 2005 to November 30, 2005, there were 1,081,270 options outstanding, of which zero were anti-dilutive. In 2004, there were 906,565 options outstanding, of which zero were anti-dilutive.

The Predecessor Company recognized compensation expense for stock grants using the straight-line method. During 2004, 57,600 (having a weighted average fair value of $9.90) stock grants

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

were awarded, of which 23,200 shares were issued during 2004, 17,200 were issued on February 1, 2005, and 17,200 shares were expected to be issued on February 1, 2006. Further, on January 28, 2005, the Committee awarded 28,237 (having a weighted average fair value of $17.22) shares of stock grants, which were to vest on January 28, 2008.

In conjunction with the closing of the Merger, the Predecessor Company paid $14.6 to holders of 1,081,270 vested in-the-money options and holders of 45,437 restricted stock grant awards. These payments were recorded as compensation expense of the Predecessor Company.

The following is a summary of stock option activity for the Predecessor Company:

	Weighted Average Fair Value per Share	Exercise Price per Share	Weighted Average Price per Share	Number of Shares
Balance, December 31, 2003				815,000
Granted to directors	$4.84	$10.71–$17.36	$14.03	170,000
Granted to employees	$3.78	$10.71	$10.71	24,000
Exercised	$1.28	$4.75	$4.80	(82,103)
Canceled or expired	$1.83	$ 4.75–$10.71	$5.63	(20,332)

Balance, December 31, 2004				906,565
Granted to directors	$—	$—	$—	—
Granted to employees	$8.47	$17.22	$17.22	180,272
Exercised	$3.30	$9.57	$9.57	(5,567)
Canceled or expired	$—	$—	$—	—
Cash settled	$2.74	$ 3.08–$17.36	$9.42	(1,081,270)

Balance, November 30, 2005				—

Exercisable as of:
November 30, 2005			$—	—
December 31, 2004			$6.02	306,239
December 31, 2003			$3.08	62,500

				Years
Weighted average remaining contractual life:
November 30, 2005				—
December 31, 2004				3.4
December 31, 2003				4.2

The fair value of these option grants, in 2005, were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected stock price volatility	60.0%
Risk free interest rate	3.7%
Expected life of options	4.0

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

11.    Segment and Related Information

We are organized into three product group segments. Each segment is described as follows:

—	Plates and Shapes consists of 21 facilities that maintain an inventory focusing on carbon products such as structural plate, beams, bars and tubing. This segment provides processing services such as cutting, cambering/leveling, punching, bending, shearing, cut-to-length, blast and paint, and tee-splitting.

—	Flat Rolled consists of 12 facilities that maintain an inventory of cold rolled, coated, and hot rolled steel products and various nonferrous flat rolled products including aluminum, stainless steel, copper and brass. This segment provides processing services such as slitting, precision blanking, leveling, cut-to-length, punching, bending and shearing.

—	Building Products consists of 17 manufacturing locations and 25 sales and distribution centers that produce and distribute aluminum and steel building products consisting of covered canopies and walkways, awnings, sunrooms, solariums and other products primarily for the commercial and residential building products industries. We have one facility that is sublet, and at present we are trying to sublease 8 of our vacant facilities. Furthermore, we moved from one of our facilities in January of 2006.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

The following table summarizes financial information regarding these segments:

	Plates and Shapes	Flat Rolled	Building Products	Corp, Elims and Other	Total
Successor Company:
Period from May 9, 2005 (date of inception) to December 31, 2005:
Net sales	$54.5	$51.0	$13.2	$(1.8)	$116.9
Operating income (loss)	4.0	0.6	(0.7)	(3.0)	0.9
Total assets	292.9	191.1	103.0	208.3	795.3
Capital expenditures	4.1	0.2	0.1	—	4.4
Depreciation and amortization(1)	0.4	0.3	0.1	0.7	1.5

Predecessor Company:
Period from January 1, 2005 to November 30, 2005:
Net sales	$640.2	$719.9	$181.9	$(19.9)	$1,522.1
Operating income (loss)	64.4	34.9	17.5	(34.7)	82.1
Total assets	235.0	115.5	92.5	189.9	632.9
Capital expenditures	9.6	2.3	3.1	0.9	15.9
Depreciation and amortization(1)	1.5	0.4	0.5	1.1	3.5
Year ended December 31, 2004:
Net sales	$621.0	$723.2	$183.0	$(17.4)	$1,509.8
Operating income (loss)	103.2	81.8	7.9	(19.2)	173.7
Total assets	274.4	211.3	79.2	145.1	710.0
Capital expenditures	10.3	2.3	2.2	2.6	17.4
Depreciation and amortization	0.9	0.3	0.4	0.4	2.0
Year ended December 31, 2003:
Net sales	$354.1	$463.6	$165.2	$(19.7)	$963.2
Operating income (loss)	11.6	7.7	12.4	(15.3)	16.4
Total assets	143.6	107.7	62.1	93.8	407.2
Capital expenditures	11.0	3.1	2.4	1.0	17.5
Depreciation and amortization	0.2	0.1	0.2	—	0.5

(1)	Includes depreciation expense reflected in cost of goods sold for the Building Products Group.

We evaluate segment performance on the basis of operating income. The amounts shown as an operating loss under the column heading “Corp, Elims and Other” consist primarily of general and administrative costs that are not allocated to the segments.

The reconciliation of operating income (loss) to income (loss) before taxes and discontinued operations is shown within the Consolidated Statements of Operations and therefore is not separately presented.

Our areas of operations are solely in the U.S. No geographic area is significant to the consolidated operations. We have a broad customer base within the U.S. with no single customer being significant to consolidated operations.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

12.    Employee Benefit Plans

The Metals USA, Inc. 401(k) Plan (the “Plan”) was established on June 1, 1998. Effective January 1, 2004, participants are eligible to join the Plan on hire date. Employee contributions are limited to the Internal Revenue Service established annual dollar limits. Prior to January 1, 2004, participants were eligible to join the Plan after completing six full calendar months of service and contributions were limited to 15% of eligible compensation.

Effective December 31, 2003, active employees are 100% vested in both prior and future Company matching contributions and earnings. Employees hired after December 31, 2003 become 50% vested in Company matching contributions and earnings after completing one year of service and fully vested after completing two years of service. On January 1, 2004, the Predecessor Company match was reinstated after being suspended on October 1, 2001. We match 100% of the first 2% of each employee’s contributions.

The Metals USA, Inc. Union 401(k) Plan was established on October 1, 1998 to provide a standard defined contribution savings plan for all employees covered under the terms of a collective bargaining agreement (the “Union Plan”). Metals USA, Inc. is not obligated by the Union Plan to make contributions, unless required by the operative collective bargaining agreement. The Union Plan allows the employee to contribute up to 25% of their eligible compensation. The Metals USA, Inc. match for the Union Plan is 1/2% up to the first 6% of an employee’s contribution. Matching contributions by the Successor Company for both plans for the period from May 9, 2005 (date of inception) to December 31, 2005 were $0.8. Matching contributions by the Predecessor Company for the period from January 1, 2005 to November 30, 2005 were $2.4 for both plans. In 2004 and 2003, the Predecessor Company’s matching contributions were $1.7 and $0.0, for both plans.

13.    Commitments and Contingencies

Operating Lease Agreements

Our minimum lease obligations for continuing operations under certain long-term non-cancelable operating lease agreements for office space, warehouse space and equipment are as follows: 2006—$15.9; 2007—$14.7; 2008—$12.9; 2009—$10.0; 2010—$9.4 thereafter—$25.2. Rent expense for the Successor Company for the period from May 9, 2005 (date of inception) to December 31, 2005 and for the Predecessor Company for the period January 1, 2005 to November 30, 2005 and the years ended December 31, 2004 and 2003, was $1.2, $13.2, $17.0 and $10.9, respectively. Certain of these leases are with individuals and companies previously affiliated with the Predecessor Company.

Letters of Credit

We have entered into a letter of credit in the amount of $5.7 in conjunction with the IRB (see Note 7) and other letters of credit aggregating $12.8 as of December 31, 2005. Other letters of credit consist primarily of collateral support for our property and casualty insurance program. All letters of credit reduce the amount available to borrow under the ABL Facility. The Predecessor Company entered into a letter of credit in the amount of $5.7 in conjunction with the IRB (see Note 7) and other letters of credit aggregating $18.5 as of December 31, 2004.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

Contingencies

We are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. We believe the resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

14.    Related Party Transactions

Upon completion of the Merger, the Successor Company entered into a management agreement with Apollo pursuant to which Apollo or its affiliates will provide us with management services. Pursuant to such agreement, Apollo will receive an annual management fee equal to $2.0, payable on March 15 of every year, starting on March 15, 2006. Apollo elected to waive $0.5 of the annual management fee in 2006, subject to revocation. The management agreement will terminate on December 31, 2012, unless earlier terminated by Apollo. The payment obligation has been recorded as a current liability (see Note 6), at the present value of minimum future annual payments of $1.5. A discount rate of 6.1% was used in the determination of present value, which approximated our incremental borrowing rate at the inception of the agreement. Deferred management fees of $8.6 million were recorded as a current asset, and are being amortized using the straight-line method over the term of the management agreement. In the period May 9, 2005 (date of inception) to December 31, 2005, amortization of deferred management fees were $0.1, and were recorded as an administrative expense.

The management agreement also provides that affiliates of Apollo will be entitled to receive a fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions with a value of $25.0 or more, such fee to be equal to 1% of the gross transaction value of any such transaction.

Upon a termination of the management agreement prior to December 31, 2012, Apollo will be entitled to receive the present value of (a) $14.0, less (b) the aggregate amount of management fees that were paid to it under the agreement prior to such termination, and less (c) management fees waived. Both the management agreement and transaction fee agreement contain customary indemnification provisions in favor of Apollo and its affiliates, as well as expense reimbursement provisions with respect to expenses incurred by Apollo and its affiliates in connection with its performance of services thereunder.

The Successor Company has five members on its Board of Directors, four of who are affiliated with Apollo. No Board of Director’s fees or expenses were paid in 2005. The expense and payment of these fees will begin in the first quarter of 2006.

Related party transactions with the Predecessor Company’s directors, executive officers, principal stockholders or affiliates were at terms that were no less favorable to the Predecessor Company than those available from third parties and were approved in advance by a majority of disinterested members of the Board of Directors. During the period from January 1, through November 30, 2005 and for the years ended December 31, 2004 and 2003, the Predecessor Company’s Board of Directors received fees of $5.6, $0.6, and $0.7, respectively. A subsidiary of the Predecessor Company sells scrap to Metal Management, Inc., a company where the Predecessor Company shared three common

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

directors until November 30, 2005. One of these directors, Mr. Daniel Dienst, served as the Chairman of the Board of Directors of the Predecessor Company, and serves as Chairman of the Board of Directors and Chief Executive Officer of Metal Management Inc. Sales of scrap to Metal Management, Inc. for the period from January 1, 2005 through November 30, 2005, and for the years ended December 31, 2004 and 2003, the periods from November 1, 2002 through December 31, 2002 and from January 1, 2002 through October 31, 2002 were $1.6, $2.0, and $0.9, respectively, and were transacted at prevailing market rates.

15.    Operations Held for Sale

On April 5, 2002, the Predecessor Company announced planned divestitures of 11 business units that resulted in a significant downsizing. These divestitures were a part of the Bankruptcy Reorganization Plan. The accounting for disposal of these operations was governed by the provisions of Statement of Financial Accounting Standards No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets. This pronouncement requires that the operational results of the operations held for sale be recorded as discontinued operations on the statement of operations. Operational information included in the consolidated statements of operations with respect to the businesses classified as discontinued operations under SFAS 144 are as follows:

Predecessor Company
Year Ended December 31, 2003
Statement of Operations Data:
Net sales	$3.4
Cost of sales (exclusive of operating and delivery, and depreciation and amortization)	2.8
Operating expenses	0.7

Operating income (loss)	(0.1)
Provision for taxes	—

Net loss	$(0.1)

Total proceeds received from the sale of assets held for sale under SFAS 144 during the year ended December 31, 2003 were $5.4.

During the first quarter of 2003, the remaining unsold operating unit, which had been included in assets held for sale since April 2002 and for which the Predecessor Company had no interested purchasers, was returned to held for use status and the results of operations were reclassified and included in results of continuing operations for all periods presented.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

UNAUDITED CONSOLIDATED BALANCE SHEET

(In millions, except share and share amounts)

March 31, 2006
Assets
Current assets:
Cash	$17.9
Accounts receivable, net of allowance of $8.3	204.2
Inventories	347.9
Deferred tax asset	15.1
Prepaid expenses and other	14.7

Total current assets	599.8
Property and equipment, net	172.9
Goodwill, net	13.3
Other assets, net	37.0

Total assets	$823.0

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$81.2
Accrued liabilities	49.3
Current portion of long-term debt	0.6

Total current liabilities	131.1
Long-term debt, less current portion	483.3
Deferred income tax liability	58.0
Other long-term liabilities	15.5

Total liabilities	687.9

Commitments and contingencies
Stockholders’ equity:
Preferred stock, none issued at March 31, 2006	—
Common stock, $.01 par value, 30,000,000 shares authorized, 14,066,400 issued and outstanding at March 31, 2006	0.1
Additional paid-in capital	134.9
Retained earnings (deficit)	0.1

Total stockholder’s equity	135.1

Total liabilities and stockholders’ equity	$823.0

See notes to consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Successor Company	Predecessor Company
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Net sales	$429.6	$427.6
Operating costs and expenses:
Cost of sales (exclusive of operating and delivery, and depreciation and amortization shown below)	341.0	333.8
Operating and delivery	41.7	37.8
Selling, general and administrative	27.2	24.3
Depreciation and amortization	4.2	0.7

Operating income	15.5	31.0
Other (income) expense:
Interest expense	12.0	3.2
Other (income) expense, net	(0.1)	(0.2)

Net income before income taxes	3.6	28.0
Provision for income taxes	1.5	10.7

Net income	$2.1	$17.3

Income (loss) per share:
Income (loss) per share—basic:
From continuing operations	$0.15	$0.85
From discontinued operations	—	—

Total	$0.15	$0.85

Income (loss) per share—diluted:
From continuing operations	$0.15	$0.83
From discontinued operations	—	—

Total	$0.15	$0.83

Number of common shares used in the per share calculations:
Basic	14.0	20.3

Diluted	14.0	20.9

See notes to consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Successor Company	Predecessor Company
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Cash flows from operating activities:
Net income	$2.1	$17.3
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for bad debts	0.9	0.9
Adjustment to Predecessor Company tax attribute valuation allowance	—	0.9
Depreciation and amortization	5.0	0.8
Deferred income taxes	(7.2)	—
Changes in operating assets and liabilities:
Accounts receivable	(32.2)	(29.2)
Inventories	2.7	5.3
Prepaid expenses and other	10.5	0.5
Accounts payable and accrued liabilities	18.6	(0.2)
Other operating	(0.5)	0.4

Net cash used in operations	(0.1)	(3.3)

Cash flows from investing activities:
Sale of assets	—	—
Purchases of assets	(3.7)	(2.8)

Net cash used in investing activities	(3.7)	(2.8)

Cash flows from financing activities:
Net borrowings on credit facility	10.5	8.0
Repayments on long-term debt	(0.2)	(0.2)
Deferred financing costs	(0.1)	(0.1)
Issuance of common stock	0.2	0.1

Net cash provided by financing activities	10.4	7.8

Net increase in cash	6.6	1.7
Cash, beginning of period	11.3	12.6

Cash, end of period	$17.9	$14.3

Supplemental Cash Flow Information:
Cash paid for interest	$3.5	$2.1

Cash paid (refunded) for income taxes	$(6.3)	$10.3

See notes to consolidated financial statements.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except share and per share amounts)

1.    Organization and Basis of Presentation

Recent Developments

On May 18, 2005, Metals USA Holdings Corp. (formerly named Flag Holdings Corporation), a Delaware corporation (“Metals USA Holdings”), and its wholly owned subsidiary, Flag Acquisition Corporation, a Delaware corporation (“Flag Acquisition”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Metals USA, Inc. (“Metals USA, Inc.”). On November 30, 2005, Flag Acquisition merged with and into Metals USA, Inc., with Metals USA, Inc. being the surviving corporation. Flag Intermediate and Flag Acquisition conducted no operations during the period May 9, 2005 (date of inception) to November 30, 2005. See Note 2—Acquisition for additional information regarding the Merger.

Metals USA Holdings, Flag Intermediate and its wholly owned subsidiary Metals USA, Inc. are referred to collectively herein as the “Company” or “Successor Company” and Metals USA, Inc. prior to the merger on November 30, 2005 is referred to as the “Predecessor Company.” The Company applied Statement of Financial Accounting Standards No. 141, “Business Combinations” on the merger date and, as a result, the merger consideration was allocated to the respective values of the assets acquired and liabilities assumed from the Predecessor Company (see Note 2). As a result of the application of purchase accounting, the Successor Company balances and amounts presented in the consolidated financial statements and footnotes are not comparable with those of Predecessor Company.

Organization

We are a leading provider of value-added processed steel, stainless steel, aluminum and specialty metals, as well as manufactured metal components. Our operations are organized into three product group segments located entirely in the United States. Approximately 88% of our revenue is derived from the metals service center and distribution activities that are segmented into two groups, Flat Rolled and Plates and Shapes. The remaining portion of our revenue is derived from the Building Products Group, which principally manufactures and distributes aluminum products related to the residential and commercial construction and improvement industry. We purchase metal from primary producers who generally focus on large volume sales of unprocessed metals in standard configurations and sizes. In most cases, we perform customized, value-added processing services required to meet specifications provided by end-use customers. The Flat Rolled Group and Plates and Shapes Group customers are in businesses such as machining, furniture, transportation equipment, power and process equipment, industrial/commercial, construction and fabrication, consumer durables, electrical equipment industries, and machinery and equipment manufacturers. The Building Products Group customers are distributors and contractors engaged in residential and commercial building products.

Basis of Presentation

Principles of consolidation—The consolidated financial statements include the accounts of Metals USA Holdings and its subsidiary. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Interim Financial Information—The interim consolidated financial statements included herein are unaudited; however, they include all adjustments of a normal recurring nature which, in our opinion, are necessary to present fairly the interim consolidated financial information as of and for the periods

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

indicated. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the entire year.

Use of Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and (iii) the reported amount of net sales and expenses recognized during the periods presented. We review all significant estimates affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustments prior to their publication. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements.

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with the business acquisition plus costs of acquisition. As a result of the Merger described in Note 2, we recorded $16.1 of goodwill in 2005. There was no amortization of goodwill, however, the Successor Company reduced goodwill by $2.5 for the three months ended March 31, 2006 including $1.6 to adjust the Predecessor Company tax attribute valuation allowance, $0.5 to recognize the tax benefit related to goodwill of the Predecessor Company and $0.4 to recognize additional adjustments regarding the Merger.

Intangible Assets—The Successor Company intangible assets consist of customer lists which were recorded as a result of the Merger described in Note 2. We are amortizing the customer lists over five years using an accelerated amortization method which approximates its useful life and value to us.

As of March 31, 2006, the Successor Company had the following amounts related to intangible assets:

	January 1, 2006		March 31, 2006
	Gross Carrying Amortization	Accumulated Amount	Gross Carrying Amortization
Customer lists	$21.5	(2.0)	$19.5

No significant residual value is estimated for these intangible assets. Aggregate amortization expense for the three months ended March 31, 2006 was $2.0. The following table represents the total estimated amortization of intangible assets for 2006 and the four succeeding years:

For the Year Ending	Estimated Amortization Expense
2006	$7.8
2007	$6.1
2008	$4.3
2009	$2.5
2010	$0.8

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

Debt Issuance Costs—We defer certain expenses incurred in connection with our long-term debt and amortize these costs to interest expense over the term of the respective agreements. Amortization of debt issuance costs recorded by the Successor Company for the three months ended from March 31, 2006 and for the Predecessor Company for the three months ended March 31, 2005 were $0.6, and $0.1, respectively.

Revenue recognition—We recognize revenues when products are shipped and our significant obligations have been satisfied. Shipping and handling costs billed to our customers are accounted for as revenues. Risk of loss for products shipped passes at the time of shipment. Provisions are made currently for estimated returns.

We derive the net sales of our Plates and Shapes and Flat Rolled Groups from the processing and sale of metal products to end-users including metal fabrication companies, general contractors and OEMs. Pricing is generally based upon the underlying metal cost as well as a margin associated with customized value-added services as specified by the customer. The net sales of our Building Products Group are derived from the sales of finished goods to local distributors and general contractors who are generally engaged in the residential remodeling industry.

Cost of sales—Our Plates and Shapes and Flat Rolled Groups classify, within cost of sales, the underlying commodity cost of metal purchased in mill form, the cost of inbound freight charges together with third-party processing cost, if any. Cost of sales with respect to our Building Products Group, includes the cost of raw materials, manufacturing labor and overhead costs, together with depreciation and amortization expense associated with buildings and equipment used in the manufacturing process.

Operating and delivery expense—Our operating and delivery expense reflects the cost incurred by our Plates and Shapes and Flat Rolled Groups for labor and facility costs associated with the value-added metal processing services that we provide. With respect to our Building Products Group, operating costs are associated with the labor and facility costs attributable to the distribution and warehousing of our finished goods at our service center facilities. Delivery expense reflects labor, material handling and other third party costs incurred with the delivery of product to customers.

Selling, general and administrative expenses—Selling, general and administrative expenses include sales and marketing expenses, executive officers’ compensation, office and administrative salaries, insurance, accounting, legal, computer systems, and professional services and costs not directly associated with the processing, manufacturing, operating or delivery costs of our products.

Depreciation and amortization—Depreciation and amortization expense represents the costs associated with property, buildings and equipment used throughout the company except for depreciation and amortization expense associated with the manufacturing assets employed by our Building Products Group, which is included within cost of sales.

Earnings per Share—Basic excludes dilution and is determined by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Earnings per Share—Diluted reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. As a result of the Merger, as discussed in Note 2, all outstanding common stock and options of the

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

Predecessor Company were cancelled. On November 30, 2005, the Successor Company issued 14,000,000 shares of common stock. At March 31, 2006, the Successor Company had 1,002,311 options outstanding and none were antidilutive.

The number of shares used in the per share calculations consists of the following:

	(in millions, except per share amounts)
	Successor Company	Predecessor Company
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
Weighted average shares used in computing income (loss) per share—basic	14.0	20.3
Effect of dilutive securities	—	0.6

Weighted average shares used in computing income (loss) per share—diluted	14.0	20.9

2.    Acquisition

On November 30, 2005, Flag Acquisition, a wholly owned subsidiary of Flag Intermediate, merged with and into Metals USA, Inc. with Metals USA, Inc. being the surviving corporation. The Merger was consummated pursuant to the Merger Agreement by and among Metals USA, Inc., Flag Acquisition, and Metals USA Holdings. As a result of and immediately following the Merger, Metals USA, Inc. became and is a wholly owned subsidiary of Flag Intermediate. Flag Intermediate has no assets other than its investment in Metals USA, Inc., conducts no operations and is a guarantor of both the Senior Secured Asset-Based Revolving Credit Facility and the 11 1/8 % Senior Secured Notes due 2015 of Metals USA, Inc.

The Merger was accounted for as a purchase by Flag Acquisition of Metals USA, Inc. in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”). Total Merger consideration was $648.0, including $458.7 for common stock and warrants, $152.5 for the assumption of debt and revolving credit loans, $16.6 for debt issuance costs and $20.2 for direct merger costs (including $2.6 paid by Metals USA, Inc. prior to closing of the Merger). Total Merger consideration reconciles to the net acquisition costs as follows:

Total Merger consideration	$648.0
Less:
Assumption of debt and revolving credit loans	(152.5)
Debt issuance costs	(16.6)
Use of cash on hand at closing	(46.2)
Merger costs paid by Metals USA, Inc.	(2.6)

Acquisition costs, net of cash acquired	$430.1

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

The total acquisition costs were allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date of the Merger using valuation and other studies. Based on these studies, the fair value of inventories, property and equipment and intangibles (customer lists) were increased by $14.9, $118.6 and $22.2, respectively. The fair value of deferred taxes and long-term liabilities were increased by $64.8 and $3.1. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

Total Assets acquired	$735.2
Total Liabilities assumed	321.2

Net Assets Acquired	$414.0

The excess of aggregate purchase price over the new assets acquired of $16.1 was recorded as goodwill as of December 1, 2005.

The Merger was financed through cash contributions by Metals USA Holdings of $140.0, less $6.0 of transaction fees paid to Apollo Management V, L.P., and accounted for as a reduction in capital proceeds from the sale of $275.0 of 11 1/8% Senior Secured Notes due 2015 and borrowings from a Senior Secured Asset-Based Credit Facility.

The following unaudited pro forma information presents the Successor Company’s consolidated results of operations for the twelve month period ended December 31, 2005 as if the acquisition had occurred on January 1, 2005.

Twelve Months Ended December 31, 2005
Revenues	$1,639.0
Net Income	15.9

3.    Inventories

Inventories consist of the following:

March 31, 2006
Raw materials—
Plates and Shapes	$181.3
Flat Rolled	86.3
Building Products	20.0

Total raw materials	287.6

Work-in-process and finished goods—
Plates and Shapes	—
Flat Rolled	29.4
Building Products	30.9

Total work-in-process and finished goods	60.3

Total inventories	$347.9

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

4.    Other Assets

Other assets consist of the following:

March 31, 2006
Customer lists	$19.5
Deferred financing costs	9.0
Deferred debt offering costs	7.2
Other	1.3

Total other assets	$37.0

The amortization of the customer lists, deferred financing costs, and the debt offering costs are discussed in Note 1.

5.    Accrued Liabilities

Accrued liabilities consist of the following:

March 31, 2006
Accrued salaries and employee benefits	$12.7
Accrued taxes, other than income	4.0
Accrued income taxes payable	4.1
Accrued insurance	4.1
Accrued audit and tax fees	1.1
Accrued lease terminations	0.9
Accrued interest	11.3
Accrued management fees	7.3
Other	3.8

Total accrued liabilities	$49.3

6.    Debt

Debt consists of the following:

March 31, 2006
Senior secured asset-based revolving credit facility	$201.9
11 1/8 senior secured notes due 2015 of Metals USA, Inc.	275.0
Industrial Revenue Bond	5.7
Other	1.3

Total debt	483.9
Less—current portion of debt	0.6

Total long-term portion of debt	$483.3

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

The weighted average interest rates under our credit facilities for the three months ended March 31, 2006 was 9.31%.

Senior Secured Asset-Based Revolving Credit Facility—On December 1, 2005, the Successor Company entered into a Senior Secured Asset-Based Revolving Credit Facility (the “ABL facility”) in connection with the Merger.

The ABL facility permits us to borrow on a revolving basis during the period beginning on December 1, 2005 and ending on the sixth anniversary thereof. Substantially all of our subsidiaries are borrowers under the ABL facility. The ABL provides for borrowings, subject to a borrowing base calculation, of up to $450.0, initially comprised of $415.0 of Tranche A Commitments and $35.0 of the Tranche A-1 Commitments. While the Tranche A-1 Commitments are outstanding, the borrowing base is subject to greater advance rates than would be otherwise in effect. A permanent reduction of the maximum Tranche A-1 Commitments to $25.0 will occur on June 1, 2006, unless previously terminated or reduced below this reduced maximum amount prior to that date at the Company’s option. The Tranche A Commitments will be increased on a dollar-for-dollar basis in an amount equal to such reduction or termination. The maximum availability under the ABL facility is based on eligible receivables and eligible inventory, subject to certain reserves. As of March 31, 2006, we had $203.1 of additional borrowing capacity under the ABL facility.

The obligations under the ABL facility are guaranteed by the Flag Intermediate and its wholly owned subsidiary, Metals USA, Inc. and certain of our future domestic subsidiaries and are secured (i) on a first-priority lien basis by accounts receivable and inventory and (ii) on a second-priority lien basis by other assets, subject to certain exceptions and permitted liens.

The ABL facility bears interest with respect to loans utilizing the Tranche A Commitments at the bank’s base rate or LIBOR, at our option, plus an applicable margin ranging between 1.25% and 2.00% as determined in accordance with the loan and security agreement governing the ABL facility. The ABL facility bears interest with respect to the Tranche A-1 Commitments at the bank’s base rate or LIBOR, at our option, plus an applicable margin initially at 3.75% and after the first adjustment rate under the ABL facility, 3.50%. The marginal rates related to the Tranche A Commitments will vary with our financial performance as measured by a fixed charge coverage ratio. The fixed charge coverage ratio is determined by dividing (i) the sum of EBITDA (as defined by and adjusted in accordance with the loan and security agreement governing the ABL facility) minus income taxes paid in cash minus non-financed capital expenditures by (ii) the sum of certain distributions paid in cash, cash interest expense and scheduled principal reductions on debt. As long as our borrowing availability is $45.0 or greater, we do not have to maintain a minimum fixed charge coverage ratio. Should borrowing availability fall below $45.0, we must maintain a fixed charge coverage ratio of 1.0 to 1.0.

Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable on maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. A commitment fee is payable on any unused commitments under the ABL facility of 0.25% per annum. The applicable base rate and the effective LIBOR rate for the Tranche A Commitments and Tranche A-1 Commitments were 7.75% and 5.00% as of March 31, 2006.

The loan and security agreement governing the ABL facility requires us to comply with limited affirmative, negative and subjective covenants, the most significant of which are: (i) the maintenance of a borrowing base availability of at least $45.0, or, if such required borrowing base availability is not

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

maintained, the maintenance of the fixed charge coverage ratio, (ii) restrictions on additional indebtedness and (iii) restrictions on liens, guarantees and quarterly dividends. There are no limitations with respect to capital expenditures.

The loan and security agreement governing the ABL facility provides for up to $15.0 of swingline loans and up to $100.0 for the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swingline loans will reduce borrowing availability under the ABL facility on a dollar-for-dollar basis.

The ABL facility contains customary representations, warranties and covenants as a precondition to lending, which includes a material adverse change in the business, limitations on our ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases, with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates. In addition, the ABL facility requires a lock-box arrangement, which in the absence of default, is controlled by the Company.

The ABL facility contains events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or a change of control. In the event of default the agreement may: (i) restrict the account or refuse to make revolving loans; (ii) cause customer receipts to be applied against the Company borrowings under the ABL facility causing the Company to suffer a rapid loss of liquidity and the ability to operate on a day-to-day basis; (iii) restrict or refuse to provide Letters of Credit; or ultimately: (iv) terminate the Commitments and this Agreement; (v) declare any or all obligations to be immediately due and payable if such default is not cured in the specified period required. Any payment default or acceleration under the ABL facility would also result in a default under the Notes that would provide the holders of the Notes with the right to demand immediate repayment. We are in compliance with all covenants as of March 31, 2006 and as of May 26, 2006.

Costs related to the establishment of the ABL facility were capitalized and are being charged to interest expense over the life of the ABL facility. Unamortized issuance costs of $9.0 as of March 31, 2006, are included in other long-term assets.

11 1/8% Senior Secured Notes Due 2015 of Metals USA, Inc.—On November 30, 2005, Flag Acquisition sold an aggregate principal amount of our 11 1/8% Senior Secured Notes Due 2015 (the “Notes”). The Notes will bear interest at a rate per annum equal to 11 1/8%, payable semi-annually in arrears, on June 1 and December 1 of each year, commencing on June 1, 2006. The Notes will mature on December 1, 2015. We may redeem some or all of the Notes at any time on or after December 1, 2010 at a predetermined redemption price plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date. In addition, on or prior to December 1, 2008, we may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings. If we experience a change of control and we do not redeem the Notes, we will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

As a result of the Merger described in Note 2, Metals USA, Inc. assumed the obligations of Flag Acquisition including the Notes. All operating subsidiaries of Metals USA, Inc, have agreed, jointly and severally with Flag Intermediate (“Guarantors”), to unconditionally and irrevocably guarantee Metals USA, Inc.’s obligations under the Notes and Indenture Agreement dated as of November 30, 2005. Additionally, Flag Intermediate has unconditionally guaranteed to be a primary obligor of the due and punctual payment and performance of the obligations under the Indenture.

Metals USA Holdings is not a guarantor of the Notes. There is a limitation on the amount of funds which can be transferred by the Guarantors to Metals USA Holdings (the “Parent”) in the form of dividends. The amount of dividends available for distribution to Metals USA Holdings was $31.3 as of March 31, 2006. Such amount available for distribution shall be increased by an amount equal to 50% of Consolidated Net Income or reduced by an amount equal to 100% of Consolidated Net Loss. Condensed consolidating financial statements for the Parent and its direct and indirect subsidiaries, all of which are wholly owned, are not presented as the Parent has no significant independent assets or operations.

The indebtedness evidenced by the Notes and the guarantees will rank: equally with all of our and the Guarantors existing and future senior indebtedness; junior in priority as to collateral that secures the ABL facility on a first-priority lien basis with respect to our and the Guarantors’ obligations under the ABL facility, any other debt incurred after December 1, 2005 that has a priority security interest relative to the Notes in the collateral that secures the ABL facility, any hedging obligations related to the foregoing debt and all cash management obligations incurred with any lender under the ABL facility; equal in priority as to collateral that secures the Notes and the guarantees on a first-priority lien basis with respect to our and the Guarantors’ obligations under any other equivalent priority lien obligations incurred after December 1, 2005; and senior to all of our and the Guarantors’ existing and future subordinated indebtedness. The Notes will also be effectively junior to the liabilities of the non-guarantor subsidiaries.

The Notes contain customary representations, warranties and covenants for the type and nature of an asset-based senior secured revolving credit facility, including limitations on our, the other borrowers’, or the guarantors’ ability to incur or guarantee additional debt, subject to certain exceptions, pay dividends, or make redemptions and repurchases, with respect to capital stock, create or incur certain liens, make certain loans or investments, make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions, and engage in certain transactions with affiliates.

The Notes contain events of default with respect to: default in payment of principal when due, default in the payment of interest, fees or other amounts after a specified grace period, material breach of the representations or warranties, default in the performance of specified covenants, failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount, certain bankruptcy events, certain ERISA violations, invalidity of certain security agreements or guarantees, material judgments, or a change of control. We are in compliance with all covenants as of March 31, 2006.

Costs related to the establishment of the Notes were capitalized and are being charged to interest expense over the life of the Notes. Unamortized issuance costs of $7.2 as of March 31, 2006, are included in other long-term assets.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

Industrial Revenue Bond—The Industrial Revenue Bond (“IRB”) is payable on May 1, 2016 in one lump sum payment. The interest rate assessed on the IRB varies from month to month and was 3.29% at March 31, 2006. The IRB is secured by real estate and equipment acquired with proceeds from the IRB. The IRB places various restrictions on certain of our subsidiaries, including but not limited to maintenance of required insurance coverage, maintenance of certain financial ratios, limits on capital expenditures and maintenance of tangible net worth and is supported by a letter of credit. We are in compliance with all covenants as of March 31, 2006.

7.    Commitments and Contingencies

We are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. We believe the resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

8.    Stock-Based Compensation

On March 31, 2006, the Successor Company had a share-based compensation plan, with two tranches of options which are described below. The compensation cost that has been charged against income for the stock options was $0.3 in 2006. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $0.1 million.

Share Option Plan

The Successor Company’s Amended and Restated 2005 Stock Incentive Plan (“the Plan”), which is shareholder-approved, permits the grant of share options and shares to its directors and employees of, or consultants to, the Successor Company or any of its Subsidiaries for up to 1.4 million shares of common stock. The Successor Company believes that the granting of such awards promotes an increasing personal interest in furthering the growth and success of the Successor Company, and to provide a means of rewarding outstanding performance by such persons to the Company and/or its Subsidiaries. The Plan has two tranches of options, Tranche A and Tranche B. Tranche A options will vest on a pro-rata basis over five years, have a term of ten years, and expire if not exercised. Tranche B options, which include both a service and a performance condition, vest on the eighth anniversary of the date of grant or earlier dependent on the satisfaction of an internal rate of return on capital invested, have a term of ten years from date of grant, and expire if not exercised. Awards are generally granted with an exercise price equal to the fair value price of the Successor Company’s stock at the date of grant. The fair value price of the stock is a calculated value based on the date of each of the respective grants using a combination of discounted cash flows and financial metrics from companies with similar characteristics of the Successor Company. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan). The Tranche A options and Tranche B options are described in further detail below.

Tranche A Options

The fair value of each option award is estimated on the date of grant using a black-scholes option valuation model. Expected volatilities are calculated using the average historical annualized volatilities of four similar companies publicly traded stock with financial characteristics similar to those of the Successor Company. The volatilities are annualized over the expected term of the options from the

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

date of grant. The volatilities used in determining the Tranche A options are calculated by averaging the four companies’ annualized volatilities over a period of 6.5 years before the date of grant. These historical volatilities are used as the Successor Company’s stock was not publicly traded and the Company has no historical data upon which to base its calculation for the volatility of the stock. The Company uses historical data from the Predecessor Company’s option plan to estimate option exercise and employee termination within the valuation model as the Company has no historical data for its current option plan. An estimated forfeiture rate of five percent was calculated by observing the amount of cancellation of stock options versus the amount granted during the last two years of the Predecessor Company’s stock plan. The expected term of options granted is derived by using the simplified method. The risk-free rate for periods within the expected term of the option is based on the daily U.S. Treasury securities at 7-year constant maturity rate.

The following is a summary of stock option activity for Tranche A:

	Weighted Average Fair Value per Share	Exercise Price per Share	Weighted Average Price per Share	Number of Shares
Balance, January 1, 2006				380,760
Granted to directors	$5.82	$10.00	$10.00	200,000
Granted to employees	$6.27	$10.67	$10.67	20,395
Exercised	—	—	—	—
Canceled or expired	—	—	—	—

Balance, March 31, 2006				601,155

Exercisable as of:
March 31, 2006			—	—

A summary of the status of the Company’s nonvested shares as of March 31, 2006 is presented below:

	Weighted Average Grant- Date Fair Value per Share	Number of Shares
Nonvested at January 1, 2006		380,760
Granted to directors	$5.82	200,000
Granted to employees	$6.27	20,395
Vested
Exercised	—	—
Canceled or expired	—	—

Nonvested at March 31, 2006		601,155

Exercisable as of:
March 31, 2006	—	—

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

The weighted-average grant-date fair value of Tranche A options granted during the first quarter of 2006 was $5.87, based on the following assumptions:

Expected dividend yield	0.0%
Expected stock price volatility	54.9%
Risk free interest rate	4.3–4.6%
Expected life of options (in years)	6.5

As of March 31, 2006, there was $3.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Tranche A options.

Tranche B Options

Tranche B options, which include both a service and a performance condition, vest on the eighth anniversary of the date of grant or earlier dependent on the satisfaction of an internal rate of return on capital invested, have a term of ten years from date of grant, and expire if not exercised. Awards are generally granted with an exercise price equal to the fair price of the Successor Company’s stock at the date of grant.

The performance condition of the Tranche B options is satisfied when the Investor Internal Rate of Return (“IRR”) on the funds managed by Apollo Management with respect to its investment in us equals or exceeds 25% prior to the eighth anniversary.

The fair value of the Tranche B options was estimated on the date of grant using the same option valuation model used for the Tranche A options. As of March 31, 2006 management could not predict the probability of when or if the performance condition will be satisfied. If this performance condition is satisfied, the options will vest immediately at the date of satisfaction and all of the expense will concurrently be recognized.

The volatilities used in determining the Tranche B options were the same as that of the Tranche A options. The risk-free rate for periods within the expected term of the option is based on the daily U.S. Treasury securities at 10-year constant maturity rate.

The following is a summary of stock option activity for Tranche B:

	Weighted Average Fair Value per Share	Exercise Price per Share	Weighted Average Price per Share	Number of Shares
Balance, January 1, 2006				380,761
Granted to directors	—	—	—	—
Granted to employees	$5.64	$10.67	$10.67	20,395
Exercised	—	—	—	—
Canceled or expired	—	—	—	—

Balance, March 31, 2006				401,156

Exercisable as of:
March 31, 2006			—	—

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

A summary of the status of the Company’s nonvested shares as of March 31, 2006 is presented below:

	Weighted Average Grant- Date Fair Value per Share	Number of Shares
Nonvested at January 1, 2006		380,761
Granted to directors	—	—
Granted to employees	$5.64	20,395
Vested
Exercised	—	—
Canceled or expired	—	—

Nonvested at March 31, 2006		401,156

Exercisable as of:
March 31, 2006	—	—

The weighted-average grant-date fair value of Tranche B options granted during the three months ended March 31, 2006 was $5.64, based on the following assumptions:

Expected dividend yield	0.0%
Expected stock price volatility	54.3%
Risk free interest rate	4.7%
Expected life of options (in years)	8.0

As of March 31, 2006 there was $ 2.7 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Tranche B options.

Restricted Stock

The Plan utilizes grants of restricted stock as long-term compensation for its directors and employees of, or consultants to, the Successor Company or any of its Subsidiaries. Grants of restricted stock have a vesting period that is determined at the discretion of the board of directors.

Under APB 25, prior to January 1, 2006, deferred compensation was charged for the market value of restricted shares granted. The deferred compensation balance is shown as a reduction to the Successor Company’s stockholders’ equity in the accompanying consolidated balance sheet at December 31, 2005. Upon adoption of SFAS No. 123(R), the deferred compensation balance at January 1, 2006 was reversed and recorded to additional paid-in capital. Under both APB 25 and SFAS No. 123(R), the market value of the restricted shares granted is amortized ratably over the restricted period.

Prior to January 1, 2006, under APB 25, the Company recorded the effect of forfeitures on compensation expense related to restricted stock as it actually occurred. Effective January 1, 2006, under SFAS No. 123(R), the Company is required to record compensation cost for stock-based compensation utilizing an estimated forfeiture rate. Historical data related to forfeitures experienced by the Company was used to estimate forfeiture rates. The impact on previously recognized expense from the change in forfeiture rates was not material.

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

For the three months ended March 31, 2006, 3,600 restricted shares were granted.

9. Segment and Related Information

The following table shows summarized financial information concerning our reportable segments. The reconciliation of operating income to net income before income taxes is shown within the Consolidated Statements of Operations and therefore is not separately presented.

	As of and for the three months ended March 31,
	Plates and Shapes	Flat Rolled	Building Products	Corporate and Other	Total
Successor Company 2006:
Net sales	$198.4	$191.5	$45.5	$(5.8)	$429.6
Operating income (loss)	17.2	6.2	(0.4)	(7.5)	15.5
Total assets	309.2	188.0	100.1	225.7	823.0
Capital expenditures	1.9	0.6	1.1	0.1	3.7
Depreciation and amortization(1)	1.1	0.9	0.2	2.2	4.4

Predecessor Company 2005:
Net sales	$176.7	$212.4	$44.4	$(5.9)	$427.6
Operating income (loss)	19.5	13.4	2.9	(4.8)	31.0
Total assets	273.4	199.8	95.5	167.3	736.0
Capital expenditures	0.9	0.5	1.2	0.2	2.8
Depreciation and amortization	0.4	0.1	0.1	0.2	0.8

(1)	Includes depreciation expense reflected in cost of goods sold for the Building Products Group.

10.    Related Party Transactions

Upon completion of the Merger, the Successor Company entered into a management agreement with Apollo pursuant to which Apollo or its affiliates will provide us with management services. Pursuant to such agreement, Apollo will receive an annual management fee equal to $2.0, payable on March 15 of every year, starting on March 15, 2006. Apollo elected to waive $0.5 of the annual management fee. The management agreement will terminate on December 31, 2012, unless earlier terminated by Apollo. Apollo was paid the $1.5 on March 15, 2006. Deferred management fees of $8.6 million were recorded as a current asset, and are being amortized using the straight-line method over the term of the management agreement. For the three months ended March 31, 2006 amortization of deferred management fees were $0.3, and were recorded as an administrative expense.

The management agreement also provides that affiliates of Apollo will be entitled to receive a fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions with a value of $25.0 or more, such fee to be equal to 1% of the gross transaction value of any such transaction.

Upon a termination of the management agreement prior to December 31, 2012, Apollo will be entitled to receive the present value of (a) $14.0, less (b) the aggregate amount of management fees that were paid to it under the agreement prior to such termination, and less (c) management fees waived. Both the management agreement and transaction fee agreement contain customary

METALS USA HOLDINGS CORP. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions, except share and per share amounts)

indemnification provisions in favor of Apollo and its affiliates, as well as expense reimbursement provisions with respect to expenses incurred by Apollo and its affiliates in connection with its performance of services thereunder.

The Successor Company has six members on its Board of Directors, four of which are affiliated with Apollo. Board of Director fees and expenses paid in the first quarter of 2006 were $0.2. Additionally, 160,000 stock options to purchase common stock were granted in January, 2006 to the four directors who are affiliated with Apollo, at an exercise price of $10.00 per share.

11.    Subsequent Events

On May 17, 2006, Metals USA purchased all of the assets and business operations of Port City, located in Tulsa, Oklahoma, for approximately $41.3, which includes a $5.0 contingent payout that may be made in 2009 or earlier, subject to certain performance criteria. Founded in 1977, Port City is a value-added processor of steel plate. Port City had sales in excess of $47 million in 2005.

On May 12, 2006, the Company purchased all of the assets and operations of Dura-Loc with one manufacturing facility located near Toronto, Ontario, Canada and a sales and distribution facility located in California for approximately $10.4 Canadian dollars (or approximately U.S. $9.4). Dura-Loc had sales of $12.8 Canadian dollars (or approximately U.S. $11.3) during calendar year 2005.

Metals USA Holdings Corp.

Goldman, Sachs & Co.

Credit Suisse

CIBC World Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Metals USA Holdings Corp. (the “Registrant”) in connection with the issuance and distribution of the securities being registered. All amounts are estimates except the SEC registration, the National Association of Securities Dealers, Inc. and The New York Stock Exchange filing fees.

SEC Registration fee		$21,400

The New York Stock Exchange filing fee and listing fee		*

Listing fee		*

Transfer agent’s fee		*

Printing and engraving expenses		*

Legal and accounting fees and expenses		*

National Association of Securities Dealers, Inc. filing fee		20,500

Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14: Indemnification of Directors and Officers.

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses, including attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which such court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses including attorneys’ fees actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act (or not act) in good faith, engaging in intentional misconduct or a knowing violation of a law, paying an unlawful dividend or approving an unlawful stock purchase or redemption or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Our amended and restated certificate of incorporation provides for such limitation of liability.

Our amended and restated certificate of incorporation provides for indemnification by us of our directors, officers and employees to the full extent permitted by the Delaware General Corporation Law. In general, we will indemnify such a director or officer who initiates an action, suit or proceeding only if such action, suit or proceeding was authorized by our board of directors.

The foregoing statements are subject to the detailed provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law, the full text of our amended and restated certificate of incorporation, the form of which will be filed as an exhibit to this registration statement, and the full text of our bylaws, the form of which will be filed as an exhibit to this registration statement. The proposed form of underwriting agreement which we will file as an exhibit to this registration statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

We currently have an insurance policy covering our directors and officers to insure against certain losses that they may incur while acting in such capacities.

Item 15. Recent Sales of Unregistered Securities

Set forth below in chronological order is certain information regarding securities issued by the Registrant since May 9, 2005 (the Registrant’s date of incorporation) in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by Metals USA Holdings Corp. for such issuances.

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration (i) pursuant to Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions not involving a public offering or (ii) in the case of stock options, as transactions not involving a sale of securities. With respect to each transaction, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent, registration or pursuant to an exemption therefrom.

On November 30, 2005, Apollo and certain members of management of Metals USA, Inc. (“Metals USA”) contributed $140.0 million to the Registrant in exchange for 14,044,000 shares of common stock of the Registrant.

On November 30, 2005, in connection with their respective employment and severance agreements, the Registrant granted to certain employees, members of management, and directors of Metals USA options to purchase 780,231 shares of the Registrant’s common stock at a weighted-average exercise price of $10.00 per share, and 57,600 shares of restricted stock.

On March 17, 2006, the Registrant issued to Mr. Gonçalves 18,800 shares of common stock pursuant to his exercise of options granted to him on November 30, 2005 at an exercise price of $10.00 in connection with his option. The aggregate cash consideration was $188,000. Pursuant to his employment agreement, upon such exercise, Mr. Gonçalves received an additional grant of options to purchase 40,790 shares of Metal USA Holdings’ common stock at a weighted-average exercise price of $10.67 per share.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

2.1	Agreement and Plan of Merger dated May 18, 2005 between Metals USA, Inc., Flag Acquisition Corporation and Flag Intermediate Corporation (incorporated by reference to Exhibit 2.1 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

3.1	Form of Amended and Restated Certificate of Incorporation of Metals USA Holdings Corp.*

3.2	Form of Amended and Restated Bylaws of Metals USA Holdings Corp.*

4.1	Form of Common Stock Certificate of Metals USA Holdings Corp.*

5.1	Form of Opinion of Wachtell, Lipton, Rosen & Katz*

10.1	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and C. Lourenço Gonçalves (incorporated by reference to Exhibit 10.1 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.2	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and John A. Hageman (incorporated by reference to Exhibit 10.2 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.3	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and Robert C. McPherson, III (incorporated by reference to Exhibit 10.3 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.4	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and Roger Krohn (incorporated by reference to Exhibit 10.4 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.5	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and David Martens (incorporated by reference to Exhibit 10.5 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.6	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and Joe Longo (incorporated by reference to Exhibit 10.6 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.7	Amended and Restated 2005 Stock Incentive Plan of Metals USA Holdings Corp. (incorporated by reference to Exhibit 10.7 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4/A filed on May 26, 2006)

Exhibit Number	Description

10.8	2006 Long-Term Incentive Plan of Metals USA Holdings Corp.*

10.9	Management Agreement, dated as of November 30, 2005, between Metals USA, Inc., Metals USA Holdings Corp. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10.8 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.10	Director Compensation Plan of Metals USA Holdings Corp. (incorporated by reference to Exhibit 10.9 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.11	Form of Amended Investors Rights Agreement*

10.12	Loan and Security Agreement, dated as of November 30, 2005, among Credit Suisse, as the Administrative Agent, Bank of America, N.A., as the Collateral Agent, Flag Intermediate Holdings Corporation, Metals USA, Inc. (formerly Flag Acquisition Corporation) and certain Subsidiaries of Metals USA, Inc. party thereto (incorporated by reference to Exhibit 4.5 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.13	Indenture, dated November 30, 2005, by and among Metals USA, Inc. (formerly Flag Acquisition Corporation), Flag Intermediate Holdings Corporation, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as trustee, and the Notes Collateral Agent (incorporated by reference to Exhibit 4.6 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.14	Form of 11 1/8 % Senior Secured Note due 2015 of Metals USA (included in Exhibit 10.14)

10.15	Registration Rights Agreement, dated as of November 30, 2005, by and among Metals USA, Inc. (formerly Flag Acquisition Corporation), Flag Intermediate Holdings Corporation and Credit Suisse First Boston, L.L.C., as representative of the Initial Purchasers (incorporated by reference to Exhibit 4.8 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.16	Supplemental Indenture dated as of November 30, 2005, among Metals USA, Inc., Flag Intermediate Holdings Corporation, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as Trustee and Notes Collateral Agent (incorporated by reference to Exhibit 4.9 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.17	Second Supplemental Indenture, dated as of March 31, 2005, among MUSA Newark, LLC, Metals USA, Inc., Flag Intermediate Holdings Corporation, and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.10 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

12.1	Statement re Computation of Ratios

21.1	List of Subsidiaries of Metals USA Holdings Corp.

23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included in signature pages)

*	To be filed by amendment.

(b) Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes the following:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(3) (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES—METALS USA HOLDINGS CORP.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 26th day of May, 2006.

METALS USA HOLDINGS CORP.

By:	/S/ C. LOURENÇO GONÇALVES
	Name:	C. Lourenço Gonçalves
	Title:	President, Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

Each of the undersigned directors and officers of Metals USA Holdings Corp. hereby constitutes and appoints C. Lourenço Gonçalves, Robert C. McPherson, III and John A. Hageman, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date

/S/ C. LOURENÇO GONÇALVES C. Lourenço Gonçalves	President, Chief Executive Officer and Director (Principal Executive Officer)	May 26, 2006

/S/ ROBERT C. MCPHERSON, III Robert C. McPherson, III	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 26, 2006

/S/ JOHN T. BALDWIN John T. Baldwin	Director	May 26, 2006

/S/ MARC E. BECKER Marc E. Becker	Director	May 26, 2006

/S/ JOSHUA J. HARRIS Joshua J. Harris	Director	May 26, 2006

/S/ ERIC L. PRESS Eric L. Press	Director	May 26, 2006

/S/ M. ALI RASHID M. Ali Rashid	Director	May 26, 2006

S-1

EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1	Agreement and Plan of Merger dated May 18, 2005 between Metals USA, Inc., Flag Acquisition Corporation and Flag Intermediate Corporation (incorporated by reference to Exhibit 2.1 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
3.1	Form of Amended and Restated Certificate of Incorporation of Metals USA Holdings Corp.*
3.2	Form of Amended and Restated Bylaws of Metals USA Holdings Corp.*
4.1	Form of Common Stock Certificate of Metals USA Holdings Corp.*
5.1	Form of Opinion of Wachtell, Lipton, Rosen & Katz*
10.1	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and C. Lourenço Gonçalves (incorporated by reference to Exhibit 10.1 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
10.2	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and John A. Hageman (incorporated by reference to Exhibit 10.2 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
10.3	Employment Agreement, dated September 29, 2005, between Metals USA, Inc. and Robert C. McPherson, III (incorporated by reference to Exhibit 10.3 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
10.4	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and Roger Krohn (incorporated by reference to Exhibit 10.4 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
10.5	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and David Martens (incorporated by reference to Exhibit 10.5 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
10.6	Severance Agreement, dated September 29, 2005, between Metals USA, Inc. and Joe Longo (incorporated by reference to Exhibit 10.6 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
10.7	Amended and Restated 2005 Stock Incentive Plan of Metals USA Holdings Corp. (incorporated by reference to Exhibit 10.7 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4/A filed on May 26, 2006)
10.8	2006 Long-Term Incentive Plan of Metals USA Holdings Corp.*
10.9	Management Agreement, dated as of November 30, 2005, between Metals USA, Inc., Metals USA Holdings Corp. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10.8 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
10.10	Director Compensation Plan of Metals USA Holdings Corp. (incorporated by reference to Exhibit 10.9 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)
10.11	Form of Amended Investors Rights Agreement*
10.12	Loan and Security Agreement, dated as of November 30, 2005, among Credit Suisse, as the Administrative Agent, Bank of America, N.A., as the Collateral Agent, Flag Intermediate Holdings Corporation, Metals USA, Inc. (formerly Flag Acquisition Corporation) and certain Subsidiaries of Metals USA, Inc. party thereto (incorporated by reference to Exhibit 4.5 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

Exhibit Number	Description
10.13	Indenture, dated November 30, 2005, by and among Metals USA, Inc. (formerly Flag Acquisition Corporation), Flag Intermediate Holdings Corporation, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as trustee, and the Notes Collateral Agent (incorporated by reference to Exhibit 4.6 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.14	Form of 11 1/8% Senior Secured Note due 2015 of Metals USA (included in Exhibit 10.14)

10.15	Registration Rights Agreement, dated as of November 30, 2005, by and among Metals USA, Inc. (formerly Flag Acquisition Corporation), Flag Intermediate Holdings Corporation and Credit Suisse First Boston, L.L.C., as representative of the Initial Purchasers (incorporated by reference to Exhibit 4.8 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.16	Supplemental Indenture dated as of November 30, 2005, among Metals USA, Inc., Flag Intermediate Holdings Corporation, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as Trustee and Notes Collateral Agent (incorporated by reference to Exhibit 4.9 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

10.17	Second Supplemental Indenture, dated as of March 31, 2005, among MUSA Newark, LLC, Metals USA, Inc., Flag Intermediate Holdings Corporation, and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.10 to Metals USA, Inc.’s Registration Statement (File No. 333-132918-26) on Form S-4 filed on March 31, 2006)

12.1	Statement re Computation of Ratios

21.1	List of Subsidiaries of Metals USA Holdings Corp.

23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included in signature pages)

*	To be filed by amendment.